

2025 Annual Report

50 years of ACI powering the world's payments ecosystem



1975

ACI Worldwide® was **born**

1982

Launched **BASE24®**

1995

Went public on the **Nasdaq**



Named one of the **fastest growing** companies in the US

1998

2008

Began processing **immediate payments**

Acquired **Speedpay**®

2019

2025

Redefined payment hubs with **ACI Connetic**®

Dear Fellow Shareholders,

Two years ago, we committed to accelerating revenue growth into the high single digits. In 2025, we exceeded that objective, delivering double-digit revenue growth for the second consecutive year.

As you know, ACI builds and operates payments and billing software heavily and intricately connected to our customers' operations—software they rely on every day to move money and support revenue generation. Our solutions are embedded in complex environments, and replacing them can be highly disruptive; one customer likened replacing our flagship products to an organ transplant. This deep integration, combined with long-term relationships and recurring revenue, is what allows our business to continue growing year after year.

2025 was ACI's 50th year. I couldn't fully appreciate how meaningful this milestone was until we hosted Payments Unleashed in New York City in October, bringing together customers, partners, and industry leaders from the world's top banks, financial institutions, merchants, and billers. I have known ACI for many years—first as a customer, then as a board member—long before becoming CEO. Standing in a room full of people whose businesses depend on what this company has built over five decades, something clicked for me. The conversations around real-time payments, stablecoins, fraud, and the future of payments infrastructure were among the most energizing of my career. I came away from that event, and indeed from 2025, with strengthened conviction in the opportunities ahead.

Strong financial performance

ACI delivered solid financial results in 2025, with a total revenue of $1.76 billion, up 10% from 2024. Recurring revenue grew 11% to $1.21 billion. Adjusted

EBITDA grew 9% to $507 million, with net adjusted EBITDA margin expanding to 42%. We repurchased approximately 4% of our outstanding shares for $203 million, and our strong balance sheet gives us the flexibility to keep investing while returning capital to shareholders.

Payment Software

In 2025, we united our Banking and Merchant businesses into a single segment called Payment Software, simplifying the operating model to support faster innovation and execution. The segment delivered 9% revenue growth and 10% adjusted EBITDA growth across issuing and acquiring, real-time payments, fraud and financial crime solutions, and merchant services. We announced large new customers for ACI Connetic, our cloud-native payments hub, and our pipeline reflects growing interest from institutions that need both the stability of proven technology and a clear path to modernize. We also won one of our largest competitive takeaways ever in Asia Pacific, which we expect to reference once implementation is completed. This advocacy will be critical as we pursue other institutions ready to move off aging infrastructure and onto ACI Connetic.

Biller

Our Biller segment delivered another year of consistent, profitable growth, with revenue increasing 13%. New business wins spanned utilities, government, and consumer finance, while existing customers expanded transaction volumes. More billers are consolidating onto modern digital platforms, and many are choosing ACI as the partner for that transformation. Speedpay One™, our next-generation bill payment platform, continues to advance as the centerpiece of our long-term strategy.

A global business

In real-time account-to-account payments, we expanded our relationship with PayNet in Malaysia, went live with Banco de la República in Colombia, and deepened our partnership with Canada's leading digital payments network. In the US, FedNow® Service and RTP adoption continues to grow. ACI produces the de facto standard report on global real-time payments, Prime Time for Real-Time, consulted and relied upon by players across the globe. When institutions evaluate options to build or modernize critical real-time payments infrastructure, ACI is usually on the list for consideration, and the wins of the past year reflect that.

Artificial intelligence

AI is top of mind, as both a facilitator of change and a potential source of risk for many industries. The concern I hear most often is that AI could replicate or displace what ACI does. Our view is that AI complements, rather than replaces, the large-scale enterprise systems we have built over decades, certified against hundreds of payment networks, and continuously refined using proprietary data from billions of transactions. AI augments what we have built; it does not substitute for it.

We are applying generative AI selectively to improve engineering productivity, automate workflows, and improve customer outcomes. Within ACI Connetic, AI models are automating exception handling and payment repair, work that today requires hundreds of people at large institutions and cannot be replicated without the data and domain expertise ACI has spent 50 years accumulating. We constantly balance the speed of implementing new tools with the reliability, resilience, and scalability our customers expect. That discipline is what they depend on us to maintain.

Our Board

In 2025, we welcomed two new directors, Didier Lamouche and Todd Ford, and added a third, Kim deBeers, in early 2026. Each brings expertise that strengthens our governance and our thinking about the future of payments. As part of a planned succession, Jan Estep and Charlie Peters transitioned off the board in early 2026. I am grateful for the judgment they brought over many years of service.

Looking ahead

I have spent much of my career in payments, watching the industry transform from card networks to the internet, mobile, and now real-time and AI-native payments. Each wave created new demands and new winners. What I know after watching this company for many years is that complexity in payments does not diminish demand for what ACI does; it increases it. I have never been more confident in where we stand or more excited about what comes next.

We enter 2026 with momentum, a clear strategic agenda, and the financial flexibility to invest, return capital, and evaluate potential acquisitions. On behalf of everyone at ACI Worldwide, thank you for your continued confidence and support.

Fifty years in, and we are just getting started!

Thank you for your support and faith,



Thomas W. Warsop, III
President and CEO

Notable awards

- Best Corporate Payments Solutions Provider — Global BankTech Awards 2025, ACI Connetic

- Best Mid-Size Companies 2025 for Employee Satisfaction, Revenue Growth, and Sustainability Transparency (ESG) — TIME America

- Recognized as a Leading Provider of Fraud Orchestration Solutions — Datos Insights, ACI's Payments Intelligence Framework

- Recognized as a World's Top Fintech Company – Payments — CNBC

- Best Corporate Banking and Payment Technology Initiative in Asia Pacific — The Asian Banker Global Financial Technology Innovation Awards 2025, ACI® Enterprise Payments Platform™

- Recognized as a Key Player by Datos Insights for Global Payment Hub Capabilities, ACI Enterprise Payments Platform

Principal offices

Australia	India	Singapore
Bahrain	Indonesia	South Africa
Brazil	Ireland	Taiwan
China	Italy	Thailand
Colombia	Japan	UAE
France	Malaysia	UK
Germany	Romania	US
Greece	Saudi Arabia	



 **Corporate headquarters:** Elkhorn, Nebraska, United States

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 0-25346

ACI WORLDWIDE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-0772104**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6060 Coventry Drive Elkhorn, Nebraska	**68022**
(Address of principal executive offices)	**(Zip code)**

(402) 390-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.005 par value	**ACIW**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the Company's voting common stock held by non-affiliates on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the last sale price of the common stock on that date of $45.91 was $3,310,154,477. For purposes of this calculation, executive officers, directors, and holders of 10% or more of the outstanding shares of the registrant's common stock are deemed to be affiliates of the registrant and are excluded from the calculation.

As of February 23, 2026, there were 101,719,981 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference – Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on or about June 2, 2026, are incorporated by reference in Part III of this report. This registrant's Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	29
Item 1C.	Cybersecurity	29
Item 2.	Properties	30
Item 3.	Legal Proceedings	30
Item 4.	Mine Safety Disclosures	30
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	31
Item 6.	[Reserved]	32
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	49
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	49
Item 9A.	Controls and Procedures	49
Item 9B.	Other Information	52
PART III		
Item 10.	Directors, Executive Officers, and Corporate Governance	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	52
Item 14.	Principal Accounting Fees and Services	53
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	54
Signatures		97

Forward-Looking Statements

For purposes of this Annual Report on Form 10-K, the terms "ACI," "ACI Worldwide," the "Company," "we," "us," and "our" refer to ACI Worldwide, Inc. and its consolidated subsidiaries. This report contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as "believes," "will," "expects," "anticipates," "intends," and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements in this report include, but are not limited to, statements regarding future operations, business strategy, business environment, key trends, and, in each case, statements related to expected financial and other benefits. Many of these factors will be important in determining our actual future results. Any or all of the forward-looking statements in this report may turn out to be incorrect. They may be based on inaccurate assumptions or may not account for known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed or implied in any forward-looking statements, and our business, financial condition and results of operations could be materially and adversely affected. In addition, we disclaim any obligation to update any forward-looking statements after the date of this report, except as required by law.

All forward-looking statements in this report are expressly qualified by the risk factors discussed in our filings with the Securities and Exchange Commission ("SEC"). The cautionary statements in this report expressly qualify all of our forward-looking statements. Factors that could cause actual results to differ from those expressed or implied in the forward-looking statements include, but are not limited to, those discussed in our *Risk Factors* in Part I, Item 1A of this Form 10-K.

Trademarks and Service Marks

ACI, ACI Worldwide, ACI Payments, Inc., ACI Pay, Speedpay, and all ACI product/solution names are trademarks or registered trademarks of ACI Worldwide, Inc., or one of its subsidiaries, in the United States, other countries or both. Other parties' trademarks referenced are the property of their respective owners.

PART I

ITEM 1. BUSINESS

General

ACI develops, markets, installs, and supports a broad line of software solutions that deliver intelligent payments orchestration to banks, merchants, and billers. ACI powers the world's payments ecosystem by supporting any channel, any network, and any payment type. Our solutions support the new payment experiences that help power customers' growth and drive innovation. Our intelligent payments orchestration solutions empower customers to modernize their payments infrastructure to support the transactions their businesses need to stay ahead - at scale and without downtime.

At ACI, we build software solutions that make complex payments simple and secure for the world's leading financial institutions and large enterprises. Our solutions and services are used globally by banks of all sizes, central banks, intermediaries, merchants, and billers, as well as third-party digital payment processors, payment associations, switch interchanges, and a wide range of transaction-generating endpoints, including automated teller machines ("ATM"), merchant point-of-sale ("POS") terminals, bank branches, mobile phones, tablets, corporations, and internet commerce sites. The authentication, authorization, switching, settlement, fraud-checking, and reconciliation of digital payments is a complex activity due to the large number of locations and variety of sources from which transactions can be generated, the large number of participants in the market, high transaction volumes, geographically dispersed networks, differing types of authorization, and varied reporting requirements. These activities are typically performed online and are conducted 24 hours a day, seven days a week.

ACI combines a global perspective with a local presence to tailor digital payment solutions for our customers. We believe that we have one of the most diverse and robust digital payment solution portfolios in the industry with application software spanning the entire payments value chain. We also believe that our financial performance has been attributable to our ability to design and deliver quality products and solutions coupled with our ability to identify and successfully complete and integrate strategic acquisitions.

ACI is a Delaware corporation incorporated in November 1993 under the name ACI Holding, Inc. We are largely the successor to Applied Communications, Inc. and Applied Communications Inc. Limited, acquired from Tandem Computers Incorporated on December 31, 1993. On July 24, 2007, we changed our corporate name from "Transaction Systems Architects, Inc." to "ACI Worldwide, Inc." We have been marketing our products and services under the ACI Worldwide brand since 1993 and have gained significant market recognition under this brand name.

Target Markets

ACI's comprehensive digital payment solutions serve three key markets:

Banks, Intermediaries, and Merchants

ACI provides payment solutions to large and mid-sized banks globally for both retail banking, digital, and other payment services. Our solutions transform banks' complex payment environments to speed time to market, reduce costs, and deliver a consistent experience to customers across channels while enabling them to prevent and rapidly react to fraudulent activity. In addition, we enable banks to meet the requirements of different payment schemes and to quickly create differentiated products to meet consumer, business, and merchant demands.

ACI's payment solutions support intermediaries, such as processors, networks, payment service providers ("PSPs"), and new financial technology ("fintech") entrants. We offer these customers scalable solutions that strategically position them to innovate and achieve growth and cost efficiency, while protecting them against fraud with our artificial intelligence or AI, human, and data expertise. Our solutions also allow new entrants in the digital marketplace to access innovative payment schemes, such as the U.S. FedNow® Services and RTP® from The Clearing House, the UK Faster Payments, European TIPS, Australia NPP, South Africa RPP, the Payments Network Malaysia ("PayNe"), Real-time Retail Payments Platform ("RPP"), and others.

ACI's support of merchants globally includes Tier 1 and Tier 2 merchants (in-store and online), PSPs, independent selling organizations ("ISOs"), value-added resellers ("VARs"), and acquirers who service them. These customers operate in a variety of verticals, including general retail, grocery, hospitality, dining, travel and ticketing, and others. Our solutions provide merchants with a secure, omnichannel payments platform that gives them flexibility and independence. Leveraging the vast choice of integrations through a single application programming interface ("API") and ACI's proven AI, human, and data capabilities, merchant customers can orchestrate and protect payments and maximize convergence while reducing risk and operational costs. ACI® Payments Orchestration Platform™ serves more than 80,000 merchants worldwide and is powering payments for seven of the top 10 retailers globally. We also offer secure solutions to online-only merchants that provide consumers with a convenient and seamless way to shop.

Billers

Within the biller segment, ACI provides electronic bill presentment and payment ("EBPP") services to billers operating in the consumer finance, insurance, healthcare, higher education, utility, government, mortgage, subscription providers, and telecommunications categories. Our solutions enable these customers to support a wide range of payment channels and types as well as provide a convenient consumer payments experience that helps billers optimize growth and operational efficiencies while improving customer experience. We also provide advanced fraud protection services to our biller customers, leveraging our proven AI, human, and data analytics capabilities.

Solutions

ACI is a global software company that delivers intelligent payments orchestration to banks, merchants, and billers. Customers use our proven, scalable, and secure solutions to process and manage digital payments, enable omni-commerce payments, present and process bill payments, and manage fraud and risk. Our strategic solution areas include the following:

Issuing and Acquiring

ACI offers comprehensive consumer payment solutions ranging from core payment engines to back-office support that enable banks and intermediaries to compete effectively in today's real-time, open payments ecosystem.

> **ACI Connetic**® brings a modern, flexible payment solution to the market that enables banks and intermediaries to build and intelligently orchestrate payment services, offering a unified ecosystem built on modern technology with a financial institution's future in mind for processing, routing, and managing multiple payment types across diverse networks and channels.

> **ACI® Acquiring**™ is a solution that helps merchant acquirers and ATM acquirers process credit, debit, and prepaid card transactions, deliver digital innovation, improve fraud prevention, and reduce interchange fees.

> **ACI Issuing**™ is a digital payments issuing solution that helps issuers process card transactions, accelerate innovation, give customers new payment offerings, and deliver innovative security, with flexible cloud-based or on-premises deployment.

Account-to-Account Real-Time Payments

ACI Account-to-Account Payments' capabilities cover real-time payments, ACH, Real-Time Gross Settlement ("RTGS"), and cross-border solutions.

> **ACI real-time payments** provides connectivity to instant payment rails, including origination, processing, orchestration, clearing and settlement, and fraud detection, and connectivity. The solution enables banks and intermediaries to connect to global real-time payment schemes and deliver value-added services to their customers. Organizations can flexibly take advantage of a wide array of business services including intuitive transaction search, real-time exceptions processing, batch handling, liquidity management, and more to support real-time, instant transactions.

ACI RTGS and cross-border are supported by a robust payments engine that offers numerous ISO 20022 and RTGS schemes. Featuring multi-currency, 24x7 payment processing capabilities with various payment acquisition options, value-added enrichments, STP processing, exception processing, and back-office integration interfaces. Allows financial institutions to process payments with a flexible solution that offers Swift GPI, Swift Go processing capabilities, and includes connectivity to European, UK, and U.S. RTGS schemes such as Target2, CHAPS, Fedwire, and CHIPS, as well as other schemes around the world.

ACI digital central infrastructure is a complete end-to-end solution that transforms and delivers benefits of real-time payments to a country switch for instant payments. Leveraging ISO 20022 standards and designed for the resilience and 24/7 processing that a country-level solution requires, it empowers new digital overlay services such as Request to Pay and QR-code processing to help a country modernize their payments ecosystem.

Merchant Payments (ACI Payments Orchestration Platform™)

ACI offers merchants a secure and scalable payments platform with the flexibility to support in-store, online, and mobile payments.

ACI Payments Orchestration Platform is a holistic, intelligent payments platform that orchestrates and optimizes payments by combining a powerful payments gateway with multilayered, fraud management, advanced business intelligence tools, and access to an extensive global network of acquirers, third-party providers, and alternative payment methods.

Payments Intelligence and Risk Management

ACI's payments intelligence framework secures banks, merchants, and billers through AI network intelligence. It effectively combines artificial and human insights with network intelligence to achieve decision precision, mitigate sophisticated threats, and deliver value-added services for hyper-personalized consumer experiences.

ACI Fraud Management™ for merchants and billers provides a combination of patented AI technology, referred to as incremental machine learning models, fraud and payments data, predictive and behavioral analytics, positive profiling, customizable fraud strategies, expert support, and consortium data to mitigate risks and reduce the burden of compliance, delivered as a multi-tenant platform, deployed in the public cloud, or on-premises. It enables customers to protect their payments end to end from customer check-in to payment and post authorization, enhancing the customer experience. The solution also supports merchants and billers in managing abuses with returns, coupons, payment aggregators, and other first-party behaviors, reducing operational costs and enabling enriched services and offers to good consumers.

ACI Fraud Management™ for financial institutions offers banks, intermediaries, and merchants with private-label portfolios a robust, sophisticated, and easy-to-integrate solution that is able to deliver precise and actionable intelligence in real time by using a combination of sophisticated AI powered algorithms, data orchestration capabilities, network intelligence, and advanced predictive analytics to help prevent fraud and reduce the burden of compliance, delivered as a service, or deployed in the public cloud, or on-premises. Business users are empowered with a full set of AI and expert rules capabilities they can operate on their own, streamlining business strategy deployment and immediate impact against emerging threats.

ACI Fraud Scoring Services™, part of ACI Fraud Management for financial institutions, is an AI-first approach powered by our patented incremental learning technology, delivered via API calls to enhance fraud strategies and complement existing fraud prevention solutions. Available as a service from our platform, ACI provides customers with a risk assessment that combines the most advanced AI, human, and data capabilities, delivering precise fraud scores for any type of financial transaction, accompanied by explanation for the assessment. ACI maintains a very large set of signals, features, and machine learning models, and orchestrates each transaction through the path that delivers the best results for the customer. When necessary, ACI monitors,

maintains, and refreshes all the machine learning models and strategies used, reducing all the burden a customer would have to deploy and maintain the most advanced AI solutions.

Bill Payments

ACI meets the bill payment needs of billers across myriad industries through a range of electronic bill payment offerings that help companies raise consumer satisfaction while reducing costs.

> **Speedpay ONE**™ is a modern, scalable, and flexible payments platform that is designed to deliver multiple tiers of payments resiliency, security, and future-forward innovation for billers. This new era bill pay platform is fast, easy, and secure and helps billers drive operational efficiencies by reducing paper statements and calls into the contact center, increasing topline growth through expanded payment options and customer satisfaction, and improving retention by meeting customers where they are in terms of digital payments and the ability to pay anyone from any funding account.

On-Premises, On-Demand, or Hybrid Software Delivery Options

Our software solutions are offered to our customers through either a traditional term software license arrangement where the software is installed and operated on the customer premises or in a cloud environment, through an on-demand arrangement where the solution is maintained and delivered through the public cloud or ACI's private cloud via our global data centers, or a combination of the two based upon their unique needs. Solutions delivered through ACI's on-demand cloud are available either as a Software-as-a-Service ("SaaS") offering or as a Platform-as-a-Service ("PaaS") offering. Pricing and payment terms depend on which solutions the customer requires and their transaction volumes. Generally, customers are required to commit to a minimum contract of five years, or three years in the case of certain SaaS and PaaS contracts.

Partnerships and Industry Participation

ACI partners often play multiple roles within our ecosystem. For example, organizations such as Visa and Mastercard can act as both technology partners and business partners, depending on the nature of the collaboration. We have two major types of third-party product partners: 1) technology partners, or industry leaders with whom we work closely that drive key industry trends and mandates, and 2) business partners, where we either embed the partners' technology in ACI products, host the partners' software in ACI's cloud as a part of our cloud offerings, or jointly market solutions that include the products of the other company.

Technology partners help us add value to our solutions and stay abreast of current market conditions and industry developments such as standards. In addition, ACI has membership in or participates in the relevant committees of several industry associations, such as the International Organization for Standardization ("ISO"), Accredited Standards Committee ("ASC") X9, ATM Industry Association ("ATMIA"), Financial Services, Nexo Standards, UK Cards Association, U.S. Payments Forum, and the PCI Security Standards Council. These partnerships provide direction as it relates to the specifications that are used by the card schemes, real-time payment standards, and, in some cases, hardware vendors. These organizations typically look to ACI as a source of knowledge and experience to be shared in conjunction with creating and enhancing their standards. The benefit to ACI is having the opportunity to influence these standards with concepts and ideas that will benefit the market, our customers, and ACI.

We have alliances with our technology partners Microsoft Corporation, Amazon, HPE, IBM, Red Hat, and Oracle, whose industry-leading hardware, software, and cloud-based infrastructure services are utilized by and in delivery of ACI's products. These partnerships allow us to understand developments in the partners' technology and to utilize their expertise in topics like sizing, scalability, and performance testing.

ACI also holds important positions at different payment advisory leader groups worldwide, including advisory board membership with the Faster Payments Council in the U.S., global advisory board membership with the Merchant Risk Council ("MRC"), and a key stakeholder membership with the European Payments Council ("EPC").

Business partner relationships extend our product portfolio, improve our ability to get our solutions to market, and enhance our ability to deliver market-leading solutions. We share revenues with these business partners based on several factors related to overall value contribution in the delivery of the joint solution or payment type. The agreements with business partners include

referral, resale, traditional original equipment manufacturer ("OEM") relationships, and transaction fee-based payment-enablement partnerships. These agreements generally grant ACI the right to create an integrated solution that we host or distribute, or provide ACI access to established payment networks or capabilities. The agreements are generally worldwide in scope and have a term of several years.

Services

We offer our customers a wide range of professional services, including consultation, analysis, design, development, implementation, integration, testing, project management, and education services. Our service professionals generally perform the majority of the work associated with implementing and integrating our software solutions. In addition, we work with a limited number of systems integration and services partners such as Concerto, Opus Technologies, Synechron, and Cognizant Technology Solutions Corporation, for staff augmentation and coordinated co-prime delivery where appropriate.

ACI Education Services offer training as instructor-led sessions, self-paced eLearning, or a blended approach combining both. All formats are designed to help learners deepen their understanding of ACI solutions and apply their knowledge effectively. For advanced expertise, ACI also offers technical courses featuring hands-on labs, and tailored materials may be developed to meet individual customer needs. Training may be delivered at ACI's dedicated education facilities, online, on demand, or at the customer's site, depending on the ACI solution purchased and its deployment model.

Customer Support

Global HELP24 is ACI's global customer technical support organization with employees around the world. Global HELP24 is chartered to swiftly resolve technical support cases and answer technical product questions for ACI-supported solutions. Our customers can interact with Global HELP24 via eSupport on the website or by telephone for critical cases. Global HELP24 is responsible for opening and closing customer-initiated cases and following a well-documented, mature process for resolving them. The organization consists of an experienced team of technical analysts and works with a variety of developers, system engineers, and other internal partners to ensure timely and accurate case resolution.

Global HELP24 is available to customers after a solution has been installed and services are based on the relevant product support category. ACI product support is available 24/7/365.

Competition

The digital payments market is highly competitive and subject to rapid change. Competitive factors affecting the market for our solutions, products, and services include product features, price, availability of customer support, ease of implementation, product and company reputation, and a commitment to continued investment in research and development.

Our competitors vary by solution, geography, and market segment. Generally, our most significant competition comes from in-house information technology departments of existing and potential customers, as well as third-party digital payment processors (some of whom are our customers). Many of these companies are significantly larger than us and have significantly greater financial, technical, and marketing resources.

Key competitors by solution area include the following:

Issuing, Acquiring, and Account-to-Account Payments

The software competitors for ACI's issuing, acquiring, and account-to-account payments solutions include Fidelity National Information Service, Inc. ("FIS"), Finastra, Fiserv, Inc. ("Fiserv"), Mastercard, NCR, OpenWay Group, Total System Services, Inc. (Global Payments), Volante, and Worldline as well as small, regionally-focused companies such as BPC Banking Technologies, CR2, Cranium Ventures, Financial Software and Systems, Form3, HPS, Icon Solution, Lusis Payments Ltd., Opus Software Solutions Private Limited, PayEx Solutions AS, Renovite, and RS2. Primary digital payment processing competitors in this area include global entities such as Atos Origin S.A., Fiserv, Mastercard, SiNSYS, and Visa, as well as regional or country-specific processors.

Merchant Payments

Competitors for merchant payments (ACI Payments Orchestration Platform) come from both third-party software and service providers, as well as service organizations run by major banks. Third-party software and service competitors include Adyen, Cybersource (Visa Acceptance Solutions), Fiserv, Ingenico Group, NCR, Square, Inc., Tender Retail Inc., VeriFone Systems, Inc., Worldpay Inc. (FIS), and Worldline.

We are also competing in some areas with the traditional orchestration layer providers such as IXOpay, Payoneer, Nuvei, and Spreedly.

Payments Intelligence and Risk Management

Principal competitors for our ACI Fraud Management solution are Accertify (American Express), BAE Systems, Cybersource (Visa), Fair Isaac Corporation (FICO), Featurespace, Feedzai, FIS, Fiserv, Forter, Kount, NCR, NICE LTD, and SAS Institute, Inc., as well as dozens of smaller companies focused on niches of this segment such as device identification and anti-money laundering.

Bill Payments

The primary competitors for our bill payments solution include Alacriti, FIS, Fiserv, InvoiceCloud, Kubra, One Inc., Paymentus, PayNearMe, Repay, as well as smaller vertical-specific providers.

Research and Development

Our product development efforts focus on new products while increasing the functionality of existing products. To ensure we are building for the market, we facilitate user group meetings to help us determine our product and solution strategy, development plans, and aspects of customer support. The user groups are generally organized geographically or by product lines. We believe that the timely development of new applications and enhancements is essential to maintaining our competitive position in the market.

During the development of new products and solutions, we work closely with our customers and industry leaders to determine requirements. We work with device manufacturers, such as Diebold, NCR, and Wincor-Nixdorf, to ensure compatibility with the latest ATM technology. We also work with network vendors, such as Mastercard, Swift, and Visa, to ensure compliance with new regulations or processing mandates. We partner with computer hardware and software manufacturers, such as HPE, IBM, Microsoft Corporation, and Oracle, to ensure compatibility with new operating system releases and generations of hardware. Customers often provide additional information on requirements and serve as beta-test partners.

We have a continuous process to encourage and capture innovative product ideas. Such ideas include new features, as well as entirely new products or service offerings. A proof of concept ("POC") may be conducted to validate the idea. If determined to be viable, the innovation is scheduled into a product roadmap for development and release.

To ensure the highest software quality, we implement rigorous testing and quality assurance processes throughout the development lifecycle. This includes automated testing, code reviews, and continuous integration practices to identify and resolve issues early. Our commitment to software quality ensures that our products are reliable, secure, and meet the highest standards of performance.

Customers

We provide software products and solutions to our bank, intermediary, and merchant customers worldwide. Our bill payment products and solutions are sold in the United States. As of December 31, 2025, we serve thousands of organizations, including nearly all of the top 10 banks worldwide, as measured by asset size, and 80,000+ merchants, and we have customers in approximately 90 countries on six continents. No single customer accounted for more than 10% of our consolidated revenues for

the years ended December 31, 2025, 2024, and 2023. No customer accounted for more than 10% of the Company's consolidated receivables balance as of December 31, 2025 and 2024.

Selling and Implementation

Our products are sold and supported directly and through distribution networks covering three geographic regions – the Americas, Europe/Middle East/Africa ("EMEA"), and Asia Pacific. Our primary method of distribution is direct sales by employees assigned to specific target customer segments. We have sales and services personnel in offices throughout the United States. Outside of the United States, our international subsidiaries sell, support, and service our products and solutions in their local countries. Our broad geographic footprint allows us to leverage the business and technical expertise of a global workforce.

We generate a majority of our sales leads through existing relationships with vendors, direct marketing programs, customers and prospects, or through referrals.

We use distributors and referral partners to supplement our direct sales force in countries where it is more efficient and economical to do so. ACI's distributors, resellers, and system integration partners are enabled to provide supplemental or complete product implementation and customization services directly to our customers or in a joint delivery model.

We distribute the products of other vendors where they complement our existing product lines. We are typically responsible for the sales and marketing of the vendors' products, and agreements with these vendors generally provide for revenue sharing based on relative responsibilities.

Proprietary Rights and Licenses

We rely on a combination of trade secret and copyright laws, license agreements, contractual provisions, and confidentiality agreements to protect our proprietary rights. We distribute our software products under software license agreements that typically grant customers nonexclusive licenses to use our products. Use of our software products is usually restricted to designated computers, specified locations and/or specified capacity, and is subject to terms and conditions prohibiting unauthorized reproduction or transfer of our software products. We also seek to protect the source code of our software as a trade secret and as a copyrighted work. Despite these precautions, there can be no assurance that misappropriation of our software products and technology will not occur.

In addition to our own products, we distribute, or act as a sales agent for, software developed by third parties. However, we typically are not involved in the development process used by these third parties. Our rights to those third-party products and the associated intellectual property rights are limited by the terms of the contractual agreement between us and the respective third party.

Although we believe that our owned and licensed intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us. Further, there can be no assurance that intellectual property protection will be available for our products in all foreign countries.

Government Regulation

Certain of our solutions are subject to federal, state, and foreign regulations and requirements.

Oversight by Banking Regulators. As a provider of payment services to banks and intermediaries, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council ("FFIEC"), an interagency body of the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the National Credit Union Administration and various state regulatory authorities as part of the Multi-Region Data Processing Servicer program ("MDPS"). The MDPS program includes technology suppliers who provide mission critical applications for a large number of financial institutions that are regulated by multiple regulatory agencies. Periodic information technology examination assessments are performed using FFIEC interagency guidelines to identify potential risks that could adversely affect serviced financial institutions, determine compliance with applicable laws and regulations that affect the services

provided to financial institutions and ensure the services we provide to financial institutions do not create systemic risk to the banking system or impact the safe and sound operation of the financial institutions we serve. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our clients' auditors and regulators. We are also subject to review under state and foreign laws and rules that regulate many of the same activities that are described above, including electronic data processing and back-office services for financial institutions and the use of consumer information.

Money Transfer. ACI Payments, Inc., our EBPP affiliate, is registered as a Money Services Business. Accordingly, we are subject to the USA Patriot Act and reporting requirements of the Bank Secrecy Act and United States ("U.S.") Treasury Regulations. These businesses may also be subject to certain state and local licensing requirements. The Financial Crimes Enforcement Network ("FinCEN"), state attorneys general, and other agencies have enforcement responsibility over laws relating to money laundering, currency transmission, and licensing. In addition, most states have enacted statutes that require entities engaged in money transmission to register as a money transmitter with that jurisdiction's banking department. We have implemented policies, procedures, and internal controls that are designed to comply with all applicable anti-money laundering laws and regulations. ACI has also implemented policies, procedures, and internal controls that are designed to comply with the regulations and economic sanctions programs administered by the U.S. Treasury's Office of Foreign Assets Control ("OFAC"), which enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on external threats to the U.S. foreign policy, national security, or economy; by other governments; or by global or regional multilateral organizations, such as the United Nations Security Council and the European Union as applicable.

Human Capital

As of December 31, 2025, we had 2,930 employees worldwide, with 1,335 employees in the Americas, 819 employees in EMEA, and 776 employees in Asia Pacific. ACI emphasizes an inclusive workplace, with employees in over 40 countries. Globally, 37% of our employees are women. We are committed to ensuring employees feel safe and respected, regardless of race, color, age, gender, disability, minority, sexual orientation, or any other protected class. Employees have the ability to challenge themselves and continue to grow through various assignments, projects, and development programs. We strive to offer competitive salaries and benefits to all employees, and we continuously monitor salary ranges in our market areas.

Retention

Our voluntary regrettable turnover, or our turnover of high performers, through December 31, 2025 was 5%, which compares favorably to industry turnover rates. We are pleased with our retention and will continue to employ strategies to retain and engage our global employees.

Benefits

We provide our global employees with competitive and comprehensive benefits to meet their needs and the needs of their dependents.

In the United States, nearly all of our employees participate in our employee benefits programs that include:

- Comprehensive health coverage for medical, vision, and dental care

- Short term, long term, accident and disability insurance coverage

- Flexible spending accounts for medical and dependent care expenses

- Commuter expense reimbursement accounts

- Retirement savings plans including 401(K) and deferred compensation plans

- Access to 529 Plans for college savings

- Adoption assistance

- Employee discounts programs

- Fitness reimbursement program

Some of these benefits are available to our employees outside the United States where applicable and permissible by law in addition to locally provided benefits.

Globally, all employees have access to an employee assistance program which offers support to employees and their immediate family to address a range of personal needs and concerns in support of their well-being and mental health. All employees also have access to a lifestyle spending account which helps cover expenses related to improving physical wellbeing.

To foster a stronger sense of ownership and align with the interests of our shareholders, participation in the employee stock purchase plan is available for eligible employees.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), are available free of charge on our website at www.aciworldwide.com as soon as reasonably practicable after we file such information electronically with the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, Room 1580, NW, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Executive Officers of the Registrant

As of February 26, 2026, our executive officers, their ages, and their positions were as follows:

Name	Age	Position
Thomas W. Warsop, III	59	President, Chief Executive Officer, and Director
Robert W. Leibrock	44	Chief Financial Officer
Ronald C. Shultz	56	General Manager, ACI Speedpay
Erich J. Litch	55	General Manager, Payment Software

Mr. Warsop was appointed President and Chief Executive Officer on June 1, 2023. He joined the ACI Board of Directors in June 2015 and became non-executive Chairman in June 2022. Prior to ACI, Mr. Warsop led various portfolio companies for several leading private equity firms, including One Call Care Management, York Risk Services Group, and The Warranty Group. He

served as Group President at Fiserv, Inc., a provider of technology solutions to the financial industry, from 2007 to 2012. Earlier in his career, he served in various capacities at Electronic Data Systems for 17 years, including President of its Business Process Outsourcing unit in Asia Pacific, Vice President in the United Kingdom, and Vice President of Global Financial Services. Mr. Warsop holds a Bachelor of Business Administration in Finance from Southern Methodist University

Mr. Leibrock was appointed as Chief Financial Officer on July 1, 2025. Prior to joining ACI, Mr. Leibrock served as Senior Vice President, Chief Operating Officer, and Chief Financial Officer at Red Hat. Prior to Red Hat, he spent nearly 20 years at IBM in senior roles across the finance and software organizations, most recently serving as Corporate Assistant Controller. Earlier in his IBM career, he held financial leadership positions spanning security and automation software, cloud platform, global technology services, and the mainframe business. Mr. Leibrock holds a Bachelor of Arts in Business Administration in Finance from the University of Connecticut.

Mr. Shultz has served as General Manager of ACI Speedpay since joining ACI on January 23, 2023. Prior to joining ACI, Mr. Shultz served as Executive Vice President of Global Bill Pay at Mastercard and held CEO roles for two acquired bill pay companies. At Mastercard, he also led the New Payment Flows business in North America. Prior to Mastercard, he co-founded Billbridge and held various roles at American Express, A.T. Kearney, and Price Waterhouse. Mr. Shultz holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Bachelor of Business Administration from the University of Michigan.

Mr. Litch began serving as General Manager of Payment Software on January 14, 2025, after joining ACI on October 15, 2024 as the Head of Merchant Solutions. Prior to joining ACI, Mr. Litch served as President and Chief Operating Officer of 2Checkout. Prior to 2Checkout, he held various senior leadership roles at Fiserv, CheckFree, and Corillian, supporting enterprise software and payments solutions for global financial institutions. Mr. Litch holds a J.D. from Loyola Law School and a Bachelor of Arts from the University of California, Los Angeles.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing technological and economic environment that presents numerous risks. Many of these risks are beyond our control and are driven by factors that often cannot be predicted. The following discussion highlights some of these risks.

Risks Related to Our Business and Operations

The markets in which we compete are rapidly changing and highly competitive, and we may not be able to compete effectively.

The markets in which we compete are characterized by rapid change, frequent introduction of new products and services, evolving technologies and industry standards, intense competition, and increasing client expectations. We may not be successful in developing, marketing, or selling new products and services that meet these demands or achieve market acceptance. We must anticipate and respond to these changes in order to remain competitive within our relevant markets. There is no assurance that we will be able to maintain our current market share or customer base. We face intense competition in our businesses and we expect competition to remain intense in the future. We have many competitors that are significantly larger than us and have significantly greater financial, technical and marketing resources, have well-established relationships with our current or potential customers, advertise aggressively or beat us to the market with new products and services. Mergers and acquisitions by, and collaborations between, the companies we compete against may lead to even larger competitors with more resources. In addition, some of our clients have chosen to develop key products in-house, and others may choose to do so in the future. As a result, we may compete against our existing and potential clients' in-house capabilities. Additionally, we expect that the markets in which we compete will continue to attract new competitors and new technologies. Increased competition in our markets could lead to price reductions, reduced profits, or loss of market share.

To compete successfully, we need to maintain a successful research and development effort and adapt to technological changes and evolving industry standards, including the implementation of AI in our products. If we fail to enhance our current products and develop new products in response to changes in technology and industry standards, bring product enhancements or new product developments to market quickly enough, or accurately predict future changes in our customers' needs and our competitors

develop new technologies or products, our products could become less competitive or obsolete. In addition, the success of certain of our products and services rely, in part, on financial institutions, corporate, and other third parties to promote the use of our products and services by their customers. If we are unsuccessful in offering products or services that gain market acceptance and compete effectively, or if third parties insufficiently promote our products and services, it would likely have a material adverse effect on our ability to retain existing clients, to attract new ones, and to grow profitably.

If we experience business interruptions, cybersecurity incidents or failure of our information technology and communication systems, the availability of our products and services could be interrupted which could adversely affect our reputation, business and financial condition.

Our ability to provide reliable service in a number of our businesses depends on the efficient and uninterrupted operation of our data centers, information technology and communication systems, and those of our external service providers or business partners. We have experienced non-material incidents in the past. As we continue to grow our private and public cloud offerings, our dependency on the continuing operation and availability of these systems increases. Our systems and data centers, and those of our external service providers or business partners, could be exposed to damage or interruption from fire, natural disasters, constraints within our workforce due to pandemics such as outbreaks of COVID-19, power loss, telecommunications failure, unauthorized entry, computer viruses, cybersecurity incidents, ransom attacks, denial of service attacks, human error, software errors or design defaults, labor issues, vandalism, terrorism, and other events beyond our control. Although we have taken steps to prevent system failures and we have installed back-up systems and procedures to prevent or reduce disruption, such steps may not be sufficient to prevent an interruption of services and our business continuity and disaster recovery planning may not account for all eventualities. Further, our cybersecurity, property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

An operational failure, disruption, or outage in any of these systems, or damage to or destruction of these systems, which causes disruptions in our services, could result in a failure to make required regulatory filings, loss of customers, damage to customer relationships, reduced revenues and profits, refunds of customer charges and damage to our brand and reputation and may require us to incur substantial additional expense to repair or replace damaged equipment and recover data loss caused by the interruption. Any one or more of the foregoing occurrences could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations. Moreover, to the extent that any system failure or similar event results in damages to our customers or contractual counterparties, those customers and contractual counterparties could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

If our security measures are compromised or we experience a cybersecurity incident or similar attack, or if our services are subject to attacks that degrade or deny the ability of users to access our products or services, our business may be harmed by disrupting delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store, and transmit information, including personal information and sensitive business information of our customers. Cybersecurity incidents vary in their form and can include the deployment of harmful malware or ransomware, denial-of-services attacks, and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and information. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts, AI deep fakes, zero-day sophistication, supply chain threats, AI created malware or ransomware, or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities in both ACI and cloud provider infrastructure along with vulnerabilities in software including software commonly used by companies in cloud-based services and bundled software. Like many other companies, we detect attempts by threat actors to gain access to our systems and networks on a frequent basis, and the frequency of such attempts could increase in the future. Unauthorized access, use, or disruptions to our data, computer systems or databases or other cybersecurity incidents or similar attacks could result in the theft or publication of confidential information, including intellectual property and consumer information, or the deletion or modification of records or could otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. Security breaches and cybersecurity incidents in connection with the delivery of our products and services, including products and services utilizing the Internet, or well-publicized security breaches, and the trend toward broad consumer and general public notification of such incidents, could significantly

harm our business, financial condition, cash flows and/or results of operations. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our networks and confidential information. Computer viruses have also been distributed and have rapidly spread over the Internet. Computer viruses could infiltrate our systems, disrupting our delivery of services and making our applications unavailable. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers. A cybersecurity incident or failure or disruption relating to our information or systems or that of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce and maintain our information technology infrastructure, systems, or security measures may result in substantial harm to our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, and litigation including individual claims or consumer class actions, commercial litigation, administrative, and civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity. The shift to a remote/hybrid work model has expanded our attack surface, increasing the complexity of securing our information systems and data.

Although we maintain a cyber insurance policy, there is no guarantee that such coverage will be sufficient to address costs, liabilities and damages we may incur in connection with a cybersecurity incident or that such coverage will continue to be available on commercially reasonable terms or at all.

We rely on third-party cloud infrastructure and related services to deliver and operate our platform and deliver our solutions, and any disruption, limitation, or change in these cloud services could adversely affect our business, results of operations and financial condition.

Our platform and solutions depend on third-party cloud service providers for computing, storage, networking, and data management infrastructure. We currently use Microsoft Azure and Amazon Web Services and may also utilize other cloud providers for hosting, content delivery, analytics, and AI services. These cloud environments are critical to operating our platform and delivering our solutions. If any of these third-party providers experience interruptions, capacity constraints, cybersecurity incidents, or performance degradation, or if we or our clients encounter technical issues in connecting to their platforms, our platform and solutions could become slow, unreliable, or unavailable. Even temporary outages could harm our reputation, trigger service-level penalties under client contracts, and cause clients to delay renewals or choose our competitors. Because many of the services we use are proprietary to our cloud providers, we may have limited ability to quickly migrate workloads to alternative vendors without incurring substantial costs or service disruption. Our dependence on a small number of cloud vendors also exposes us to risks of pricing increases, changes in service terms, data egress or storage costs, and regional availability limitations. Additionally, cloud service failures can originate not only from the primary vendor but from underlying networks, software updates, or third-party subprocessors integrated into those environments. If our providers fail to maintain adequate security, availability, or compliance certifications, or if regulatory changes restrict cross-border data transfers or cloud usage for certain types of data, we may need to re-architect or relocate infrastructure, resulting in additional expense and operational complexity. Any material disruption, data loss, increase in cost, or limitation in the performance, features, or availability of third-party cloud services could adversely affect our business, results of operations, and reputation.

Our reliance on third parties could adversely affect our operations, compliance, security and reputation.

We rely on third parties to operate our business, including with respect to software development and integration, intermediaries and agents that support international sales, external information technology and cloud service providers, and outsourced customer support providers. These relationships introduce performance, financial, compliance, information security, continuity, and concentration risks that are often outside our control. Our oversight, audit rights, and contractual remedies may be limited, and service level commitments or indemnities may not fully compensate for losses. Failures by our third party partners to perform as expected, maintain adequate internal controls, protect data, meet quality or timeliness standards, or comply with applicable laws and regulations could result in interruptions to critical operations, delays in product delivery, security and privacy incidents, investigations, fines or penalties, adverse contract outcomes, and reputational harm. Replacing or migrating away from a third party can be costly, complex, and time-consuming, and viable alternatives may not be available on acceptable terms or timelines.

Some third parties may also use or integrate AI tools in their development, support, or operational processes. Such use can heighten risks of data leakage or misuse of confidential information, introduce biased or inaccurate outputs, or inadvertently incorporate third-party intellectual property. Limited visibility into a partner's AI governance, training data, and control frameworks may increase our exposure to compliance, IP, privacy, and reputational risks.

If any key third party were to fail to perform, cease operations, suffer a material disruption, or otherwise not provide services on acceptable terms, we could experience business interruptions, degraded platform or solution performance, increased costs to replace or duplicate services, customer dissatisfaction and churn, and litigation, any of which could materially and adversely affect our business, results of operations and financial condition.

If we engage in acquisitions, strategic partnerships or significant investments in new business, we will be exposed to risks which could materially adversely affect our business.

As part of our business strategy, we anticipate that we may acquire new products and services or enhance existing products and services through acquisitions of other companies, product lines, technologies and personnel, or through investments in, or strategic partnerships with, other companies. Any acquisition, investment or partnership, is subject to a number of risks. Such risks include the diversion of management time and resources, disruption of our ongoing business, potential overpayment for the acquired company or assets, dilution to existing stockholders if our common stock is issued in consideration for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition which may increase our interest expense and leverage significantly, lack of familiarity with new markets, and difficulties in supporting new product lines.

Further, even if we successfully complete acquisitions, we may encounter issues not discovered during our due diligence process, including product or service quality issues, intellectual property issues and legal contingencies, the internal control environment of the acquired entity may not be consistent with our standards and may require significant time and resources to improve and we may impair relationships with employees and customers as a result of migrating a business or product line to a new owner. We may also face challenges in integrating any acquired business. These challenges may include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, customers and business partners, managing different corporate cultures, and achieving cost reductions and cross-selling opportunities. There can be no assurance that we will be able to fully integrate all aspects of acquired businesses successfully, realize synergies expected to result from the acquisition, advance our business strategy or fully realize the potential benefits of bringing the businesses together, and the process of integrating these acquisitions may further disrupt our business and divert our resources.

Our failure to successfully manage acquisitions or investments, or successfully integrate acquisitions could have a material adverse effect on our business, financial condition, cash flows and/or results of operations. Correspondingly, our expectations related to the benefits related to our recent acquisitions, prior acquisitions or any other future acquisition or investment could be inaccurate.

Failure to successfully complete divestitures or other restructuring activities could negatively affect our operations.

From time to time, we may divest of all or a portion of certain businesses. Divestitures involve risk, including, potential increased expense associated with the divestitures, and potential issues with the acquirers, customers or suppliers of the divested business, or products. Occasionally, we may wind down certain business activities and perform other organizational restructuring projects in an effort to reduce costs and streamline operations. Divestiture activities involve risks as they may divert management's attention from our core businesses, increase expenses on a short-term basis and lead to potential issues with employees or customers. If we do not complete these activities in a timely manner, or do not realize anticipated cost savings, synergies and efficiencies, business disruption occurs during or following such activities, or we incur unanticipated charges, this may negatively impact our business, financial condition, operating results, and cash flows.

Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification

obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without any corresponding benefit.

We may experience difficulties implementing our strategy, and the strategy could prove unsuccessful in growing our business.

Our strategy focuses on investments in real-time payments, large sophisticated global banks and merchants, and fast-growing emerging markets. Successfully implementing our strategy may present organizational and infrastructure challenges, and we may not be able to fully implement or realize the intended benefits of our strategy. Moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on our business. As we adjust, we also may need to bring on additional talent, which could prove difficult in a competitive job market, especially as remote working continues. The increased focus on opportunities for strategic mergers and acquisitions and research and development could result in financial difficulties and may not always be fruitful. We may also face an increased amount of competition as we attempt to expand and grow our business, which may negatively impact our financial results. In order for us to be successful as we enter and invest in emerging markets, these markets must continue to grow. However, this growth depends on a variety of factors that we are not always able to predict.

Failure to attract and retain senior management personnel and skilled technical employees could harm our ability to grow.

Our senior management team has significant experience in the financial services industry. The loss of this leadership could have an adverse effect on our business, operating results and financial condition. Further, the loss of this leadership may have an adverse impact on senior management's ability to provide effective oversight and strategic direction for all key functions within our company, which could impact our future business, operating results and financial condition.

Our future success also depends upon our ability to attract and retain highly-skilled technical personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. Because the development of our solutions and services requires knowledge of computer hardware, operating system software, system management software, and application software, our technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and our failure to hire and retain talented personnel could have a material adverse effect on our business, operating results, and financial condition.

Our future growth will also require sales and marketing, financial and administrative personnel to develop and support new solutions and services, to enhance and support current solutions and services and to expand operational and financial systems. There can be no assurance that we will be able to attract and retain the necessary personnel to accomplish our growth strategies and we may experience constraints that could adversely affect our ability to satisfy client demand in a timely fashion.

Our ability to maintain compliance with applicable laws, rules and regulations and to manage and monitor the risks facing our business relies upon the ability to maintain skilled compliance, security, risk and audit professionals. Competition for such skillsets is intense, and our failure to hire and retain talented personnel could have an adverse effect on our internal control environment and impact our operating results.

Certain anti-takeover provisions contained in our charter and under Delaware law could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of our stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our

certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders.

Risks Related to Our Customers

Certain payment funding methods expose us to the credit and/or operating risk of our customers.

When we process an automated clearing house or ATM network payment transaction for certain customers, we occasionally transfer funds from our settlement account to the intended destination account before we receive funds from a client's source account. The vast majority of these occurrences are resolved quickly through normal processes. However, if they are not resolved and we are then unable to reverse the transaction that sent funds to the intended destination, a shortfall in our settlement account will be created. Although we have legal recourse against our clients for the amount of the shortfall, timing of recovery may be delayed by litigation or the amount of any recovery may be less than the shortfall. In either case, we would have to fund the shortfall in our settlement account from our corporate funds.

Our business could be materially detrimentally impacted by loss caused by theft or fraud.

When our payments services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. Illegitimate transactions can also expose us to governmental and regulatory enforcement actions and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, the changing and uncertain economic, geopolitical and regulatory environment, and our anticipated growth will continue to place significant demands on our risk management and compliance efforts. As our ecosystems grow and our business becomes more complex, we will need to continue developing, improving, and making investments into our risk management infrastructure, techniques, and processes.

Potential customers may be reluctant to switch to a new vendor, which may adversely affect our growth.

For banks, intermediaries, and other potential customers of our products, switching from one vendor of core financial services software (or from an internally developed legacy system) to a new vendor is a significant endeavor. Many potential customers believe switching vendors involves too many potential disadvantages such as disruption of business operations, loss of accustomed functionality, and increased costs (including conversion and transition costs). As a result, potential customers may resist change. We seek to overcome this resistance through value enhancing strategies such as a defined conversion/migration process, continued investment in the enhanced functionality of our software and system integration expertise. These actions require the expenditure of time and resources, and there can be no assurance that they will result in a potential customer switching to use our products and services. There can be no assurance that our strategies for overcoming potential customers' reluctance to change vendors will be successful, and this resistance may adversely affect our growth.

Risks Related to Our Intellectual Property

We may be unable to protect our intellectual property and technology.

To protect our proprietary rights in our intellectual property, we rely on a combination of contractual provisions, including customer licenses that restrict use of our products, confidentiality agreements and procedures, and trade secret and copyright laws. Despite such efforts, we may not be able to adequately protect our proprietary rights, or our competitors may independently develop similar technology, duplicate products, or design around any rights we believe to be proprietary. This may be particularly true in countries other than the United States because some foreign laws do not protect proprietary rights to the same extent as certain laws of the United States. Any failure or inability to protect our proprietary rights could materially adversely affect our business. Additionally, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

We also use a limited amount of software licensed by its authors or other third parties under so-called "open source" licenses and may continue to use such software in the future. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. Additionally, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In addition to risks related to license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software.

Our exposure to risks associated with the use of intellectual property may be increased for third-party products distributed by us or as a result of acquisitions since we have a lower level of visibility, if any, into the development process with respect to such third-party products and acquired technology or the care taken to safeguard against infringement risks.

We may be subject to increasing litigation over our intellectual property rights.

There has been a substantial amount of litigation in the software industry regarding intellectual property rights. Third parties have in the past, and may in the future, assert claims or initiate litigation related to exclusive patent, copyright, trademark or other intellectual property rights to business processes, technologies and related standards that are relevant to us and our customers. These assertions have increased over time as a result of the general increase in patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the electronic commerce field, the secrecy of some pending patents and the rapid issuance of new patents, it is not economical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. Any claim against us, with or without merit, could be time-consuming, divert management's attention, result in costly litigation, cause product delivery delays, require us to enter into royalty or licensing agreements or pay amounts in settlement, or require us to develop alternative non-infringing technology.

We anticipate that software product developers and providers of electronic commerce solutions could increasingly be subject to infringement claims, and third parties may claim that our present and future products infringe upon their intellectual property rights. Third parties may also claim, and we are aware that at least two parties have claimed on several occasions, that our customers' use of a business process method which utilizes our products in conjunction with other products infringe on the third-party's intellectual property rights. These third-party claims could lead to indemnification claims against us by our customers. Claims against our customers related to our products, whether or not meritorious, could harm our reputation and reduce demand for our products. Where indemnification claims are made by customers, resistance even to unmeritorious claims could damage the customer relationship. A successful claim by a third-party of intellectual property infringement by us or one of our customers could compel us to enter into costly royalty or license agreements, pay significant damages, or stop selling certain products and incur additional costs to develop alternative non-infringing technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could adversely affect our business.

In addition, companies that incorporate open source software into their solutions have, from time to time, faced claims challenging the ownership of solutions developed using open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.

We are engaged in offshore software development activities, which may not be successful and which may put our intellectual property at risk.

As part of our globalization strategy and to optimize available research and development resources, we utilize our Irish subsidiary to serve as the focal point for certain international product development and commercialization efforts. This subsidiary oversees remote software development operations in Romania and elsewhere, as well as manages certain of our intellectual property rights. In addition, we manage certain offshore development activities in India. While our experience to date with our offshore development centers has been positive, there is no assurance that this will continue. Specifically, there are a number of risks associated with this activity, including but not limited to the following:

- communications and information flow may be less efficient and accurate as a consequence of the time, distance and language differences between our primary development organization and the foreign based activities, resulting in delays in development or errors in the software developed;

- in addition to the risk of misappropriation of intellectual property from departing personnel, there is a general risk of the potential for misappropriation of our intellectual property that might not be readily discoverable;

- the quality of the development efforts undertaken offshore may not meet our requirements because of language, cultural and experiential differences, resulting in potential product errors and/or delays;

- compliance with laws of the foreign countries where the operations are conducted could be complex or costly;

- potential disruption from the involvement of the United States in political and military conflicts around the world; and

- currency exchange rates could fluctuate and adversely impact the cost advantages intended from maintaining these facilities.

Risks Related to Our International Operations

There are a number of risks associated with our international operations that could have a material impact on our operations and financial condition.

We derive a significant portion of our revenues from international operations and anticipate continuing to do so. As a result, we are subject to risks of conducting international operations. One of the principal risks associated with international operations is potentially adverse movements of foreign currency exchange rates. Revenues and profit generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Our exposures resulting from fluctuations in foreign currency exchange rates may change over time as our business evolves and could have an adverse impact on our financial condition, cash flows and/or results of operations. We have not entered into any derivative instruments or hedging contracts to reduce exposure to adverse foreign currency changes.

Other potential risks include difficulties associated with staffing and management in an environment of diverse cultures, laws, and customs, challenges caused by distance, language, and cultural differences, and the increased travel, infrastructure, and legal and compliance costs associated with global operations, failure to anticipate competitive conditions and competition with service providers or other market-players that have greater experience in the foreign markets than we do, failure to conform with applicable business customs, including translation into foreign languages, cultural context, and associated expenses, changes to the way we do business as compared with our current operations, inability to support and integrate with local third-party service providers, difficulties in maintaining our company culture, difficulty in gaining acceptance and maintaining compliance with industry self-regulatory bodies, compliance with U.S. and foreign anti-corruption, anti-bribery, and anti-money laundering laws, increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues, competing with more established companies in international markets, reliance on independent distributors, longer payment cycles, potentially unfavorable changes to foreign tax rules, unfavorable trade treaties or tariffs, compliance with foreign regulatory requirements, effects of a variety of foreign laws and regulations, including restrictions on access to personal information, reduced protection of intellectual property rights, variability of foreign economic conditions, governmental currency controls, difficulties in enforcing our contracts in foreign jurisdictions, trade wars, and general economic and political conditions in the countries where we sell our products and services. Some of our products may contain encrypted technology, the export of which is regulated by the United States government. Changes in U.S. and other applicable export laws and regulations restricting

the export of software or encryption technology could result in delays or reductions in our shipments of products internationally. There can be no assurance that we will be able to successfully address these challenges.

Political, military, and other international developments can undermine bilateral cooperation in key policy areas, significantly disrupt trade, and otherwise adversely affect economic conditions.

Macroeconomic and geopolitical conditions could adversely affect our business, results of operations and financial condition.

Adverse or uncertain macroeconomic conditions, including inflation, interest rate volatility, recessionary pressures, reduced consumer spending, banking stress, and foreign currency fluctuations, may lead customers to delay or reduce spending, extend sales and implementation cycles, pressure pricing and renewals, impair collections, increase our operating costs, and limit access to capital. Our global operations also expose us to differing local conditions and exchange-rate movements that can affect reported results.

Current and potential conflicts continue to challenge global companies, including us. We currently have one employee in Russia, a dormant customer in Russia, and customers located in the Middle East. The U.S. and other global governments have placed restrictions on how companies may transact with, and provide services or solutions to certain countries, including Russia.

Geopolitical instability and related government actions (such as sanctions and export controls), can disrupt financial markets and payment networks, depress transaction volumes, restrict cross-border activity, and increase operational risks. We may be required to suspend or modify services, incur additional compliance and resiliency costs, or experience outages or vendor disruptions. Any of these developments could materially adversely affect our business, results of operations and financial condition.

Risks Related to Our Products and Services

If customers do not adopt our new payment solution, ACI Connetic, as anticipated, our business, results of operations and financial condition could be adversely affected.

We have invested significant resources to design, develop, launch and commercialize ACI Connetic, which is our comprehensive cloud-native payments hub solution. Customer adoption of ACI Connetic depends on our ability to provide compelling functionality and predictable implementation and migration paths from our existing products and solutions. Introducing a new platform presents numerous operational, technical, financial and commercial risks. Unanticipated defects, outages, latency, or other performance shortfalls could harm our reputation for reliability, trigger service credits or other remedies under customer agreements, increase our support and remediation costs, delay sales cycles, and reduce renewals or expansions. Customers may delay or decline adoption if they perceive operational risk, insufficient incremental value, heightened or unnecessary switching costs, or a disruption to their existing user experience. Even where customers elect to adopt ACI Connetic, implementation at a customer may prove to be more difficult, costly or time consuming than originally anticipated. In addition, our competitors may offer their own solutions with features that our customers prefer. Larger or better-capitalized competitors may replicate or outpace our innovations in ACI Connetic, bundle offerings, leverage broader ecosystems, or use pricing and contract terms that make it more difficult for us to retain our current customers or win new business. If a material number of our customers choose not to adopt ACI Connetic or if we are unable to attract sufficient new customers to fuel our growth, our revenue could be adversely affected.

The introduction of ACI Connetic also creates risks of cannibalization and pricing pressure if our current customers migrate from higher-priced legacy arrangements to ACI Connetic with different pricing or consumption models. Any shift toward usage-based or cloud-delivered services could introduce revenue variability, require new go-to-market motions, or necessitate changes to partner programs and channel economics. Additionally, to the extent ACI Connetic incorporates third-party technologies, cloud infrastructure, data residency options, artificial intelligence or machine learning features, or new compliance tooling, we may be exposed to supplier performance, intellectual property, regulatory, model governance, explainability, and data privacy risks, as well as evolving security standards and threat vectors. Meeting financial services regulatory expectations across multiple jurisdictions is complex and may require incremental investment, controls, certifications, and audits, and any failure or delay could impede adoption or result in penalties or contractual remedies.

If we fail to execute on our ACI Connetic roadmap or if we do not gain a threshold level of market acceptance, we may experience slower than expected growth, lower retention rates, reduced revenue and margins and reputational harm. The timing and magnitude of these effects are subject to uncertainty given the rapid pace of technological change and competition in the payments industry. Even if market adoption of ACI Connetic occurs, it may take longer or cost more than we anticipate and may not generate the revenues we expect, which could materially adversely affect our business, results of operations and financial condition.

Global economic conditions could reduce the demand for our products and services or otherwise adversely impact our cash flows, operating results and financial condition.

For the foreseeable future, we expect to derive most of our revenue from products and services we provide to the banking and financial services industries. Given this focus, we are exposed to global economic conditions, and adverse economic trends that may accelerate the timing, or increase the impact of, risks to our financial performance.

The global electronic payments industry and the banking and financial services industries depend heavily upon the overall levels of consumer, business and government spending. Adverse economic conditions such as those caused by a global economic downturn, the Russia-Ukraine conflict, and the potential for disruptions in these industries as well as the general software sector could result in a decrease in consumers' use of banking services and financial service providers resulting in significant decreases in the demand for our products and services which could adversely affect our business and operating results. A lessening demand in either the overall economy, the banking and financial services industry or the software sector could also result in the implementation by banks and related financial service providers of cost reduction measures or reduced capital spending resulting in longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition which could lead to a material decrease in our future revenues and earnings.

Our business may be negatively affected by domestic and global economic and credit conditions.

Our business is sensitive to the strength of domestic and global economic and credit conditions, particularly as they affect, either directly or indirectly, the banking and financial services industries. Economic and credit conditions are influenced by a number of factors, including political conditions, consumer confidence, unemployment levels, interest rates, tax rates, commodity prices, and government actions to stimulate economic growth. The imposition or threat of protectionist trade policies or import or export tariffs, global and regional market conditions and spending trends in the financial, retail and hospitality industries, new tax legislation across multiple jurisdictions, modified or new global or regional trade agreements, uncertainty over further potential changes in Eurozone participation and fluctuations in oil and commodity prices, among other things, have created a challenging and unpredictable environment in which to market our products and services across our different geographies and industries. A challenging economic environment could cause existing and potential customers to not purchase or to delay purchasing our products and services. Continued inflationary pressures could negatively impact our customers' ability to purchase our products and services, thereby negatively impacting our revenue and results of operations. A negative or unpredictable economic climate could create uncertainty or financial pressures that impact the ability or willingness of our customers to make capital expenditures, thereby affecting their decision to purchase or roll out our products or services or to pay accounts receivable owed to us. Additionally, if customers respond to a negative or unpredictable economic climate by consolidation, it could reduce our base of potential customers.

If our products and services fail to comply with legislation, government regulations, and industry standards to which our customers are subject, it could result in a loss of customers and decreased revenue.

Legislation, governmental regulation, and industry standards affect how our business is conducted, and in some cases, could subject us to the possibility of future lawsuits arising from our products and services. Globally, legislation, governmental regulation and industry standards may directly or indirectly impact our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. For example, our products are affected by VISA, Mastercard and other major payment brand electronic payment standards that are generally updated twice annually. Beyond this, our products are affected by PCI Security Standards. As a provider of electronic data processing to financial institutions, we must comply with FFIEC regulations and are subject to FFIEC examinations.

Legislation and regulation related to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our customers or us. A heightened regulatory environment in the financial services industry may have an adverse impact on our clients and our business. Laws and regulations concerning the handling of personal information are expanding and becoming more complex. Our failure, or perceived failure, to comply with these and other laws and regulations could adversely affect our business and harm our reputation.

Additionally, since the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the U.S. have been adopted, including those that establish the Consumer Financial Protection Bureau ("CFPB"). The CFPB has issued regulations and guidance under U.S. consumer financial protection laws that apply to, and conducts direct examinations of, "supervised banks and nonbanks" as well as "supervised service providers." CFPB rules, examinations and enforcement actions may require us to adjust our activities and may increase our compliance costs. Changes to applicable financial services laws or regulations could adversely impact our business.

Furthermore, due to our increased use of the internet for sales and marketing, laws specifically governing digital commerce, the internet, mobile applications, search engine optimization, behavioral advertising, privacy and email marketing may have an impact on our business. Existing and future laws governing issues such as digital and social marketing, privacy, consumer protection or commercial email may limit our ability to market and provide our products and services.

Our software products may contain undetected errors or other defects, which could damage our reputation with customers, decrease profitability, and expose us to liability.

Our software products are complex. Software may contain bugs or defects that could unexpectedly interfere with the operation of the software products when first introduced or as new versions are released. Additionally, errors could occur during our provision of services, including processing services such as our bill payment services and other services delivered through public or private cloud. Software defects or service errors may result in the loss of, or delay in, market acceptance of our products and services and a corresponding loss of sales or revenues.

Customers depend upon our products and services for mission-critical applications, and product defects or service errors may hurt our reputation with customers. In addition, software product defects or errors could subject us to liability for damages, performance and warranty claims, government inquiries or investigations, claims and litigation, and fines or penalties from governmental authorities, which could be material. We may incur additional costs or expenses to remediate the issues.

The artificial intelligence technology incorporated into our products include new and evolving technologies that may present both legal and business risks.

We have incorporated AI into our products. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving legal and regulatory landscape. The incorporation of AI into our products may subject us to new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could harm our business, reputation, financial condition or results of operations. Intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by federal or state laws or by U.S. courts, and the manner in which we configure and use these technologies may expose us to claims of copyright infringement or other intellectual property misappropriation. New laws have been adopted in the EU, and it is possible that new laws and regulations will be adopted in the United States and in other countries, or that existing laws and regulations will be interpreted in ways that would affect the operation of our solution and the way in which we use AI. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could harm our business, reputation, financial condition and results of operations.

Uncertainty around and rapid evolution of AI technologies may require additional investment, including research and development of new approaches and processes, which could be costly and increase our expenses. AI can generate written content which contains bias, factual errors, misrepresentations, offensive language, or inappropriate statements. While we seek to use AI in a way that is designed to minimize these risks, there are still risks of such events occurring. Our failure to address these risks

could harm our business, reputation, financial condition and results of operations. In addition, the use of AI involves significant technical complexity and requires specialized expertise, and competition for specialized personnel in the AI industry is intense. Any disruption or failure in our AI systems or infrastructure could result in delays or errors in our operations, which could harm our business, reputation, financial condition and results of operations.

The use of AI by our workforce may present risks to our business.

Our workforce is exposed to and uses AI technologies for certain tasks related to our business. We have guidelines specifically directed at the use of AI tools in the workplace. Nevertheless, our workforce may use these authorized or unauthorized tools, which poses potential risks relating to the protection of data, including cybersecurity risk, exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI technology by our workforce even when used consistent with our guidelines, may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open source software requirements. AI technology may also produce inaccurate responses that could lead to errors in our decision-making, solution development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective training, monitoring and enforcement of appropriate policies, guidelines and procedures governing the use of AI technology, and compliance by our workforce.

Risks Related to Legal, Regulatory, and Tax Matters

If we fail to comply with the complex regulations applicable to our payments business, we could be subject to liability or our revenues may be reduced.

ACI Payments, Inc. is licensed as a money transmitter in those states where such licensure is required. These licenses require us to demonstrate and maintain certain levels of net worth and liquidity, require us to file periodic reports and subject us to inspections by state regulatory agencies. In addition, our payment business is generally subject to federal regulation in the United States, including anti-money laundering regulations and certain restrictions on transactions to or from certain individuals or entities. The complexity of these regulations will continue to increase our cost of doing business. Any violations of these laws may also result in civil or criminal penalties against us and our officers or the prohibition against us providing money transmitter services in particular jurisdictions. We could also be forced to change our business practices or be required to obtain additional licenses or regulatory approvals that could cause us to incur substantial costs.

In addition, our customers must ensure that our services comply with the government regulations, including the EU GDPR, DORA, and industry standards that apply to their businesses. Federal, state, foreign or industry authorities could adopt laws, rules, or regulations affecting our customers' businesses that could lead to increased operating costs that may lead to reduced market acceptance. In addition, action by regulatory authorities relating to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our customers and, therefore, could have a material adverse effect on our business, financial condition, and results of operations.

Our business could be harmed if we fail to comply with privacy and cybersecurity laws and regulations imposed on providers of services to financial institutions.

As a provider of services to financial institutions, we may be bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. The processing of personal data and other types of information subjects us to a number of domestic and international laws that govern and regulate the processing of personal information and other types of protected data. These laws regulate and address a range of issues including data privacy (e.g., restrictions or technological or process requirements regarding the processing of data), cybersecurity (e.g., requirements for the protection of personal information against compromise of the confidentiality, integrity, or availability of personal information), breach notification, and data governance. These laws can vary substantially from jurisdiction to jurisdiction, and are rapidly evolving. We are subject to laws and regulations relating to the collection, use, retention, privacy, protection, security, and transfer of information, including personal information of our employees and customers. These laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. These laws and other developments relating to cross-border data transfer could result in increased costs of compliance and limitations on our customers and us. If we fail to comply with applicable laws and regulations, including the EU GDPR, DORA, CCPA, and other laws, we could be exposed to regulatory investigations and actions, lawsuits for breach of contract or to governmental or consumer claims, our customer relationships and reputation could be harmed, and we could be inhibited in our ability to obtain new customers. Compliance with these and new laws could involve substantial expenses and divert resources from other initiatives and projects. More restrictive privacy, data protection and cybersecurity laws adopted in the future could have an adverse impact on our business.

U.S. and other banking agencies have adopted or proposed enhanced cyber risk management standards that would apply to us and our financial institution clients and that would address cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. Several states in the U.S. have adopted or proposed new privacy and cybersecurity laws targeting these issues. Legislation and regulations on cybersecurity, data privacy, data protection and data localization may compel us to need to modify our systems, invest in new systems or alter our business practices or our policies on data governance and privacy. These actions could significantly increase our operational costs.

Our risk management and information security programs are subject to oversight and periodic reviews by governmental agencies that regulate our business. In the event an examination of our information security and risk management functions results in adverse findings, such findings could be made public or communicated to our regulated financial institution customers, which could have a material adverse effect on us.

If we fail to comply with the applicable requirements of the payment card networks and Nacha, they could seek to fine us, suspend us or terminate our registrations, which could adversely affect our business.

In order to provide our transaction processing services, one or more of our subsidiaries are registered with Visa and Mastercard and other networks as a payment facilitator and/or a third-party sender. As such, we are subject to card association and network rules that could subject us or our clients to a variety of fines or penalties that may be levied by the card associations or networks for certain acts or omissions by us, processing clients or merchants. In addition, we are subject to Nacha rules relating to payment transactions processed by us using the ACH network and to various federal and state laws regarding such operations, including laws pertaining to electronic fund transfer, money transfer, as well as the Payment Card Industry Data Security Standard enforced by the major card brands. The rules of Nacha and the card networks are set by their respective boards, and the card network rules may be influenced by card issuers, some of which offer competing transaction processing services.

If we fail to comply with these rules, we could be fined and our registrations or certifications could be suspended or terminated. The suspension or termination of our registrations or certifications, or any changes to the association and network rules, that we do not successfully address, or any other action by the card networks to restrict our ability to process transactions over such networks, could limit our ability to provide transaction processing services to clients and result in a reduction of revenue or increased costs of operation, which, in either case, could have a material adverse effect on our business and results of operations.

We are subject to consent orders and other compliance agreements (the "Consent Orders and Compliance Agreements") entered into in connection with the settlement of state and federal regulators' investigations. Failure to comply with the Consent Orders and Compliance Agreements could result in further, and more significant, enforcement actions against us.

We are required to conduct our operations in compliance with the Consent Orders and Compliance Agreements. While we have complied with the Consent Orders and Compliance Agreements, and have implemented processes by which we believe we will maintain compliance with the Consent Orders and Compliance Agreements going forward, we cannot be certain that we will maintain compliance with the Consent Orders and Compliance Agreements in all instances. In the event that we are deemed to be non-compliant with the terms of the Consent Orders and/or Compliance Agreements, the state and/or federal regulators have the authority to subject us to additional, and potentially more significant, corrective actions and could seek to initiate further enforcement actions against us, including seeking civil money penalties. Any failure by us to comply with the terms of the Consent Orders and Compliance Agreements or additional actions could adversely affect our business, financial condition and results of operations. In addition, our competitors may not be subject to similar actions, which could limit our ability to compete effectively.

We may face exposure to unknown tax liabilities, which could adversely affect our financial condition, cash flows and/or results of operations.

We are subject to income and non-income based taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide income tax liabilities and other tax liabilities. We believe that our tax-saving strategies comply with applicable tax law. If the governing tax authorities have a different interpretation of the applicable law and successfully challenge any of our tax positions, our financial condition, cash flows and/or results of operations could be adversely affected.

Our U.S. companies are the subject of an examination by several state tax departments. Some of our foreign subsidiaries are currently the subject of a tax examination by the local taxing authorities. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept our tax positions. We believe our tax positions comply with applicable tax law and intend to vigorously defend our positions. However, differing positions on certain issues could be upheld by foreign tax authorities, which could adversely affect our financial condition and/or results of operations.

Changes in tax laws and regulations could adversely affect our results of operations and cash flows from operations.

Our operations are subject to tax by federal, state, local, and international taxing jurisdictions. Changes in tax laws or their interpretations in our significant tax jurisdictions could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. Additionally, future tax laws, regulations or guidance from the Internal Revenue Service, the Securities and Exchange Commission, or the Financial Accounting Standards Board could cause us to adjust current estimates in future periods, which could impact our earnings and have an adverse effect on our results of operations and cash flow. Additionally, our tax returns and positions are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting our results of operations as well as our cash flows from operations.

The U.S. Congress, the Organization for Economic Co-operation and Development (the "OECD") and other government agencies in jurisdictions in which we do business remain focused on the taxation of multinational corporations. Under the OECD Inclusive Framework, over 140 countries have agreed to implement a two-pillar solution to address the challenges posed by the digitalization of the economy. The Pillar Two Framework ("Pillar Two") introduces a 15% global minimum effective tax rate for certain multinational groups. Based on legislation enacted to date and currently available guidance, we have not recorded a material tax liability related to Pillar Two. However, these global minimum tax rules are new and technically complex, and governments continue to issue updates on how they should be interpreted and applied. Differences in how jurisdictions implement the rules, as well as future guidance from the OECD or taxing authorities, could change our tax obligations in future periods. We continue to evaluate the impact of these legislative changes as additional guidance becomes available. While Pillar Two did not significantly impact us in 2025, uncertainty remains regarding the implementation and impact of these initiatives, which could adversely affect our business or financial results in future years. Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to

make substantial changes to our business practices, allocate additional resources, and increase our costs, which could negatively affect our business, results of operations, and financial condition.

Risks Related to Our Industry

Consolidations and failures in the financial services industry may adversely impact the number of customers and our revenues in the future.

Mergers, acquisitions, and personnel changes at key financial services organizations have the potential to adversely affect our business, financial condition, cash flows, and results of operations. Our business is concentrated in the financial services industry, making us susceptible to consolidation in, or contraction of, the number of participating institutions within that industry.

Our stock price may be volatile.

No assurance can be given that operating results will not vary from quarter to quarter, and past performance may not accurately predict future performance. Any fluctuations in quarterly operating results may result in volatility in our stock price. Our stock price may also be volatile, in part, due to external factors such as speculation regarding potential transactions, announcements by third parties or competitors, inherent volatility in the technology sector, variability in demand from our existing customers, failure to meet the expectations of market analysts, the level of our operating expenses, changing market conditions in the software industry, and the global economic downturn. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the stock prices of many technology companies and financial services companies, and these fluctuations sometimes are unrelated to the operating performance of these companies. Broad market fluctuations, as well as industry-specific and general economic conditions may adversely affect the market price of our common stock.

Risks Related to Our Financial Performance

Our future profitability depends on demand for our products.

Our revenue and profitability depend on the overall demand for our products and services. A significant portion of our total revenues result from licensing our Issuing and Acquiring solutions, including our BASE24 product line and providing related services and maintenance. Any reduction in demand for, or increase in competition with respect to, our Issuing and Acquiring solutions could have a material adverse effect on our financial condition, cash flows and/or results of operations.

Failure to obtain renewals of customer contracts or obtain such renewals on favorable terms could adversely affect our results of operations and financial condition.

Failure to achieve favorable renewals of customer contracts could negatively impact our business. Our contracts with our customers generally run for a period of five years, or three years in the case of certain acquired SaaS and PaaS contracts. At the end of the contract term, customers have the opportunity to renegotiate their contracts with us and to consider whether to engage one of our competitors to provide products and services. Failure to achieve high renewal rates on commercially favorable terms could adversely affect our results of operations and financial condition.

The delay or cancellation of a customer project or inaccurate project completion estimates may adversely affect our operating results and financial performance.

Any unanticipated delays in a customer project, changes in customer requirements or priorities during the project implementation period, or a customer's decision to cancel a project, may adversely impact our operating results and financial performance. In addition, during the project implementation period, we perform ongoing estimates of the progress being made on complex and difficult projects and documenting this progress is subject to potential inaccuracies. Changes in project completion estimates are heavily dependent on the accuracy of our initial project completion estimates and our ability to evaluate project profits and losses. Any inaccuracies or changes in estimates resulting from changes in customer requirements, delays or inaccurate initial project completion estimates may result in increased project costs and adversely impact our operating results and financial performance.

Changes in card association and debit network fees or products could increase costs or otherwise limit our operations.

From time to time, card associations and debit networks, including the card networks which we utilize, increase the processing and other fees (including what is commonly called "interchange fees") that they charge. It is possible that competitive and other pressures will result in us absorbing a portion of such increases in the future, or not being able to increase our own fees, which would increase our operating costs, reduce our profit margin, limit our growth, and adversely affect our business, results of operations and financial condition.

Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets could negatively affect our financial results.

Our balance sheet includes goodwill and intangible assets that represent a significant portion of our total assets at December 31, 2025. On at least an annual basis, we assess whether there have been impairments in the carrying value of goodwill and intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill or intangible assets could materially negatively affect our results of operations.

Management's backlog estimate may not be accurate and may not generate the predicted revenues.

Estimates of future financial results are inherently unreliable. Our backlog estimates require substantial judgment and are based on a number of assumptions, including management's current assessment of customer and third-party contracts that exist as of the date the estimates are made, as well as revenues from assumed contract renewals, to the extent that we believe that recognition of the related revenue will occur within the corresponding backlog period. A number of factors could result in actual revenues being less than the amounts reflected in backlog. Our customers or third-party partners may attempt to renegotiate or terminate their contracts for a number of reasons, including mergers, changes in their financial condition, or general changes in economic conditions within their industries or geographic locations, or we may experience delays in the development or delivery of products or services specified in customer contracts. Actual renewal rates and amounts may differ from historical experience used to estimate backlog amounts. Changes in foreign currency exchange rates may also impact the amount of revenue actually recognized in future periods. Accordingly, there can be no assurance that contracts included in backlog will actually generate the specified revenues or that the actual revenues will be generated within a 12-month or 60-month period. Additionally, because backlog estimates are operating metrics, the estimates are not required to be subject to the same level of internal review or controls as a U.S. generally accepted accounting principles ("GAAP") financial measure.

Our revenue and earnings are highly cyclical, our quarterly results fluctuate significantly, and we have revenue-generating transactions concentrated in the final weeks of a quarter which may prevent accurate forecasting of our financial results and cause our stock price to decline.

Our revenue and earnings are highly cyclical causing significant quarterly fluctuations in our financial results. Revenue and operating results are usually strongest during the third and fourth fiscal quarters ending September 30 and December 31, primarily due to the sales and budgetary cycles of our customers. We experience lower revenues, and possible operating losses, in the first and second quarters ending March 31 and June 30. Our financial results may also fluctuate from quarter to quarter and year to year due to a variety of factors, including changes in product sales mix that affect average selling prices, and the timing of customer renewals (any of which may impact the pattern of revenue recognition).

In addition, large portions of our customer contracts are executed in the final weeks of each quarter. Before these contracts are executed, we create and rely on forecasted revenues for planning, modeling and earnings guidance. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate guidance, which could adversely affect our stock price. Any publicly-stated revenue or earnings projections are subject to this risk.

Risks Related to Financing

Our outstanding debt contains restrictions and other financial covenants that limit our flexibility in operating our business.

Our credit facility contains customary affirmative and negative covenants for debt of these types that limit our ability to engage in specified types of transactions. If an event of default occurs, the lenders or trustees will be entitled to take various actions,

including, but not limited to, demanding payment for all amounts outstanding. If adverse global economic conditions persist or worsen, we could experience decreased revenues from our operations attributable to reduced demand for our products and services and as a result, we could fail to satisfy the financial and other restrictive covenants to which we are subject under our existing debt, resulting in an event of default. If we are unable to cure the default or obtain a waiver, we will not be able to access our credit facility and there can be no assurance that we would be able to obtain alternative financing. See Note 3, *Debt*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Our existing levels of debt and debt service requirements may adversely affect our financial condition or operational flexibility and prevent us from fulfilling our obligations under our outstanding indebtedness.

Our level of debt could have adverse consequences for our business, financial condition, operating results and operational flexibility, including the following: (i) the debt level may cause us to have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes; (ii) our debt level may limit operational flexibility and our ability to pursue business opportunities and implement certain business strategies; (iii) we use a large portion of our operating cash flow to pay principal and interest on our credit facility, which reduces the amount of money available to finance operations, acquisitions and other business activities; (iv) we have a higher level of debt than some of our competitors or potential competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition and vulnerability to general adverse economic and industry conditions; (v) some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; (vi) there are significant maturities on our debt that we may not be able to fulfill or that may be refinanced at higher rates; and (vii) if we fail to satisfy our obligations under our outstanding debt or fail to comply with the financial or other restrictive covenants required under our credit facility, an event of default could cause all of our debt to become due and payable and could permit the lenders under our credit facility to foreclose on the assets securing such debt.

Despite our current levels of debt, we may still incur substantially more debt, including secured debt, and similar liabilities, which would increase the risks described in these risk factors relating to indebtedness.

Although the agreements governing our credit facility include restrictions on our ability to incur additional debt, those agreements do not prohibit us from incurring additional debt or pursuing other financing arrangements. As a result, the amount of additional debt and other obligations that we could incur could be substantial. Accordingly, to the extent permitted under our credit agreement, we could incur significant additional debt, liabilities or similar obligations in the future. In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt or similar liabilities. If new debt or similar liabilities are added to our current debt levels, the related risks that we now face could increase.

We may, from time to time, seek to opportunistically refinance, amend, reprice and/or otherwise replace any of our debt, obtain additional debt financing or enter into other financing arrangements, reduce or extend our debt, lower our interest payments or the cost of capital available to us under certain types of financing arrangements, or otherwise seek to improve our financial position or the terms of our debt or other financing agreements. These actions may include open market debt repurchases, negotiated repurchases, or other repayments, redemptions or retirements of our debt or other financing arrangements. The amount of debt that may be borrowed or issued, refinanced, and/or repurchased, repaid, redeemed or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with our debt covenants and other considerations. Any such actions could impact our financial condition or results of operations.

General Risk Factors

Our business and operating results could be adversely affected by events outside of our control, including natural disasters, wars and outbreaks of disease or other adverse public health developments.

We may be impacted by natural disasters, wars, and outbreaks of disease or other adverse public health developments such as pandemics. These events could cause disruptions or restrictions on us, our partners and customers, including restrictions on travel, temporary closure of facilities, and other restrictions. Such disruptions or restrictions may result in delays or losses of sales and delays in the development or implementation of our products. These events could also result in a decrease in consumers' use of our customers' services, further adversely affecting our business and operating results.

If our revenues or mix of revenues are below anticipated levels or if our operating results are below analyst or investor expectations, the market price of our common stock could be adversely affected.

A significant percentage of our expenses, particularly personnel and facilities costs, are relatively fixed and based in part on anticipated revenue levels, which can be difficult to predict. A decline in revenues without a corresponding and timely slowdown in expense growth could adversely affect our business. Significant revenue shortfalls in any quarter may cause significant declines in operating results since we may be unable to reduce spending in a timely manner.

Quarterly or annual operating results that are below the expectations of public market analysts could adversely affect the market price of our common stock. Factors that could cause fluctuations in our operating results include:

- a change in customer demand for our products, which is highly dependent on our ability to continue to offer innovative technology solutions in very competitive markets;

- the timing of customer orders;

- the timing of product implementations, which are highly dependent on customers' resources and discretion;

- overall economic conditions, which may affect our customers' and potential customers' budgets for information technology expenditures;

- foreign exchange rate volatility, which can have a significant effect on our total revenues and costs when our foreign operations are translated to U.S. dollars;

- the incurrence of costs relating to the integration of software products and operations in connection with acquisitions of technologies or businesses; and

- the timing and market acceptance of new products or product enhancements by either us or our competitors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management Strategy

The oversight of our cybersecurity risk is integrated into our Enterprise Risk Management ("ERM") function and processes and procedures. Our ERM framework integrates our information technology and data management systems and related policies and practices into the larger framework to help guide and prioritize our cybersecurity and information technology-related investments, activities, and risk management strategy. We leverage a variety of risk methodologies and technologies to mitigate the risk of cybersecurity threats and incidents. We have a multi-layer, in-depth approach to technology solutions, including employing applications and tool suites used for perimeter, network, end point and application security, as well as for data recovery, in each case tailored to our systems, data, risk profile and mitigation strategy. At least annually, we review cybersecurity risk as part of our ERM processes and integrate those findings into our overall cybersecurity strategy.

We utilize threat intelligence services from multiple organizations, allowing us to proactively respond to emerging cybersecurity threats. We have also taken steps to address cybersecurity threats at third parties, including service providers, that handle, possess, process, and store our material information. Our Third-Party Risk Management program requires that these third parties maintain certain security controls and we assess their compliance with these requirements.

We have a cybersecurity training program that covers a variety of topics designed to educate our employees about the importance of cybersecurity awareness, highlight typical cybersecurity-related risks and issues (such as phishing attacks and other methods used to attempt to infiltrate systems), and test that awareness using knowledge assessments and simulations. The training is administered to employees on an annual basis, and we use a third-party provider for the content to ensure that the training is periodically updated to incorporate new cybersecurity-related developments and best practices.

In the event of a reported potential cybersecurity incident, the Global Information Security team ("GIS") determines whether such incident triggers our cybersecurity threat evaluation and response plan (the "Response Plan"). If triggered, our cybersecurity response team, which includes representatives from GIS, our business team, and executive leadership, as needed under the circumstances (the "Cyber Response Team"), is convened. Members of the Cyber Response Team are responsible for developing, recommending and implementing the necessary measures to address the cybersecurity incident, including assessing, containing and mitigating its impact, notifying members of our management, the Audit Committee and the full Board of Directors (the "Board") of the cybersecurity incident, and coordinating external communications, in each case as appropriate under the circumstances. The Cyber Response Team is responsible for implementing and monitoring the effectiveness of any remediation plan adopted as a result of the cybersecurity incident.

Our cybersecurity policies, standards, processes, controls, and practices are periodically assessed by third-party consultants. These assessments address a variety of activities including information security maturity assessments, audits, regulatory compliance assessments, and independent reviews of our information security control environment and operating effectiveness. The results of assessments are reported to the Board and Audit Committee. Cybersecurity processes are adjusted based on the information provided from these assessments.

As of the date of this filing, we do not believe that any risks from cybersecurity threats, including as a result of past cybersecurity incidents, have had, or are reasonably likely to have, a material effect on our business strategy, results of operations or financial condition, but we cannot assure that our business strategy, results of operations and financial condition will not be materially affected in the future by cybersecurity risks or future cybersecurity incidents.

Governance

Our Chief Information Security Officer ("CISO") leads GIS, and together with our Chief Compliance Officer ("CCO") are responsible for managing and assessing cybersecurity risk and strategy. They oversee our cybersecurity program and are

responsible for identifying, assessing, monitoring, managing and communicating our cybersecurity risks. GIS is comprised of information security professionals with a variety of cybersecurity certifications and accreditations. GIS is aided by the Executive Risk Management Committee, which is comprised of senior leaders and subject matter experts throughout our company, including our CISO and CCO, who serve on the committee to assess and mitigate specific business unit risks, promote an understanding of potential issues, and provide risk resolution and prevention support. GIS and the Executive Risk Management Committee are responsible for keeping the Audit Committee apprised of developments with respect to our cybersecurity strategy and risks.

Our CISO has served in various roles in information technology and information security for more than 30 years, including 20 years in Financial Services, along with serving as the Deputy Head of Global Information Security at ACI prior to being designated as CISO and has been with ACI since 2008. Our CCO has served in various risk and compliance roles in both global and regulated entities within financial services organizations, along with serving as the Director of Regulatory Compliance at ACI prior to being designated as CCO and has been with ACI since 2019. The CCO's expertise focuses on designing, maturing, and embedding risk and compliance frameworks; credentials also include a Juris Doctor and a Bachelor of Arts in Political Science.

The Audit Committee oversees our cybersecurity strategy and risks. The Audit Committee is provided with cybersecurity strategy and risk updates on a quarterly, or as needed, basis. In addition, the Board is provided with an annual cybersecurity update that addresses similar topics to those discussed with the Audit Committee on a quarterly basis.

ITEM 2. PROPERTIES

We lease office space in Elkhorn, Nebraska, for our principal executive offices. As of the end of 2025, we owned and leased a total of approximately 223,000 square feet of office and data center space in the United States and leased approximately 199,000 square feet of office and data center space outside the United States, primarily in India, Ireland, South Africa, Romania, and Singapore.

We believe our current facilities are adequate for our present and short-term foreseeable needs and that additional suitable space will be available as required. We also believe we will be able to renew leases as they expire or secure alternate suitable space.

See Note 11, *Leases*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information regarding our obligations under our facilities leases.

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, please refer to Note 12, *Commitments and Contingencies*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Select Market under the symbol ACIW.

As of February 23, 2026, there were 203 holders of record of our common stock. A substantially greater number of shareholders hold our common stock in "street name", or as beneficial holders whose shares are held in the name of banks, brokers, or other financial institutions.

For equity compensation plan information, please refer to Item 12 in Part III of this Annual Report.

Dividends

We have never declared nor paid cash dividends on our common stock. We do not presently anticipate paying cash dividends. However, any future determination relating to our dividend policy will be made at the discretion of our Board and will depend upon our financial condition, capital requirements, and earnings, as well as other factors the Board may deem relevant. The terms of our current Credit Facility may restrict the payment of dividends subject to us meeting certain financial metrics and being in compliance with the events of default provisions of the agreement.

Issuer Purchases of Equity Securities

The following table provides information regarding our repurchases of common stock during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1, 2025 through October 31, 2025 (1)	184,275	$ 49.84	184,212	
November 1, 2025 through November 30, 2025 (1)	701,474	47.07	671,159	
December 1, 2025 through December 31, 2025 (1)	313,981	47.16	251,055	
Total	1,199,730			$ 456,390,000

(1)   Pursuant to our 2020 Equity and Performance Incentive Plans, (the "2020 Plan"), we granted RSUs. Under each arrangement, shares are issued without direct cost to the employee. During the three months ended December 31, 2025, 299,794 shares of RSUs vested. We withheld 93,304 of these RSUs to pay the employees' portion of the applicable minimum payroll withholding taxes.

In 2005, the Board approved a stock repurchase program authorizing us, as market and business conditions warrant, to acquire our common stock and periodically authorizes additional funds for the program, with the intention of using existing cash and cash equivalents to fund these repurchases. In October 2025, the Board approved the repurchase of the Company's common stock for up to $500.0 million, in place of the remaining purchase amounts previously authorized. As of December 31, 2025, the maximum remaining amount authorized for purchase under the stock repurchase program was approximately $456.4 million.

There is no guarantee as to the exact number of shares we will repurchase. Repurchased shares are returned to the status of authorized but unissued shares of common stock. In March 2005, the Board approved a plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of shares of common stock under the existing stock repurchase program. Under our Rule 10b5-1 plan, we have delegated authority over the timing and amount of repurchases to an independent broker who does not have access to inside information about the Company. Rule 10b5-1 allows us, through the independent broker, to purchase shares at times when we ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time immediately preceding the end of the fiscal quarter through a period of three business days following our quarterly earnings release.

Stock Performance Graph and Cumulative Total Return

The following table shows a line-graph presentation comparing cumulative stockholder return on an indexed basis with a broad equity market index and either a nationally-recognized industry standard or an index of peer companies selected by us. We selected the S&P 500 Index and the S&P 600 Index for comparison.



The graph above compares ACI Worldwide, Inc.'s annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the S&P 500 Index and the S&P 600 Index. This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2020, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown. This information was provided by Zacks Investment Research, Inc. of Chicago, Illinois.

The stock performance graph disclosure above is not considered "filed" with the SEC under the Securities and Exchange Act of 1934, as amended, and is not incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless specifically referenced.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ACI Worldwide delivers transformative software solutions that power intelligent payments orchestration in real time so banks, merchants, and billers can drive growth, while continuously modernizing their payment infrastructures, simply and securely. With 50 years of trusted payments expertise, we combine our global footprint with a local presence to offer enhanced payment experiences to stay ahead of constantly changing payment challenges and opportunities.

Our products are sold and supported directly and through distribution networks covering three geographic regions – the Americas, EMEA, and Asia Pacific. Each region has its own globally coordinated sales force, supplemented with local independent resellers and/or distributor networks. Our products and solutions are marketed under the ACI Worldwide brand and used globally by banks of all sizes, central banks, intermediaries, merchants, and billers, such as third-party electronic payment processors, payment associations, switch interchanges, and a wide range of transaction-generating endpoints, including ATMs, merchant POS terminals, bank branches, mobile phones, tablets, corporations, and internet commerce sites.

We derive a majority of our revenues from domestic operations and believe we have large opportunities for growth in international markets, as well as continued expansion domestically in the United States. We also continue to maintain centers of expertise in Timisoara, Romania, and Pune and Bangalore in India, as well as key operational centers such as in Cape Town, South Africa and in multiple locations in the United States.

Our business and operating results are influenced by trends such as information technology spending levels, the growth rate of digital payments, mandated regulatory changes, and changes in the number and type of customers in the financial services industry, as well as economic growth, and purchasing habits.

Key trends that currently impact our strategies and operations include:

Increasing digital payment transaction volumes. The adoption of digital payments continues to accelerate, driven by the increased adoption of instant payments and other financial inclusion efforts of countries throughout the world, with countries such as India, Brazil, Indonesia, Malaysia, and most recently Colombia, growing dramatically. Contactless payments adoption for in-person payments was thrust forward in response to the COVID-19 pandemic, and that usage has not abated. ACI leverages growth in transaction volumes through the licensing of payment technologies to banks and intermediaries seeking to take advantage of that growth, supporting 44 global payment schemes and providing the central infrastructure to 11 central banks directly operating the scheme using ACI software. With the launch of ACI Connetic, our comprehensive cloud-native payments hub solution available as a SaaS solution, participating in this growth is now accessible to banks of all sizes, significantly increasing ACI's addressable market for software solutions.

ISO 20022 and enhanced payment standards. In 2024 and 2025, banks and processors across the globe achieved major milestones with the certification and go-live of ISO 20022 compliance across the major wires networks, including Fedwire, Swift, CHAPS, and CHIPS. ACI solutions were instrumental in this new initiative, regularly processing more than two-thirds of Fedwire payments traffic and approximately 15% of Swift payments traffic globally. These go-live events were highly consequential in financial services globally, and with the enhanced data standards described, the financial system stands to be easier to secure and provide much richer analytics.

Adoption of cloud technology. ACI has recognized the industry's technical inflection point as financial institutions transition from traditional on-premises infrastructure to private and public cloud environments, and we are actively supporting our customers' cloud strategies. Cloud technology enables the financial services ecosystem to reduce technical risk, accelerate innovation, improve time-to-market for new revenue-generating solutions, and enhance scalability, resiliency, and long-term operating economics. As banks, intermediaries, merchants, and billers modernize their systems to take advantage of these capabilities, our ongoing investments and partnerships allow us to deliver cloud benefits today while maintaining ACI's core strengths in performance, resiliency, and scalability. In addition, cloud-native, multi-tenant SaaS solutions expand our reach to

smaller institutions by providing scalable, easy-to-integrate offerings at accessible price points. Building on these foundations, ACI Connetic—our fully cloud-native banking platform launched in 2025—advances this strategy by conforming fully to Cloud Native Computing Foundation principles and by being deployable across public cloud environments such as Microsoft Azure and Amazon Web Services, as well as customers' private clouds. Working closely with key hardware and software partners including IBM and Red Hat, we ensure ACI Connetic can operate at scale in public, private, and multi-cloud deployments, supporting the needs of the largest global banks and processors, particularly in highly regulated markets where concentration risk and data sovereignty considerations drive deployment strategy.

Payments Intelligence and Artificial Intelligence. The accelerated adoption of real-time payments and new risks associated with AI agents driving new exploits increases the urgency for industry-wide collaboration against fraud. As the threat of scams becomes a greater concern for remitting and receiving institutions, consumers are challenged with increased friction to prevent account take-over and criminals successfully persuading consumers to push transactions themselves, inadvertently, to mule accounts they have full control of, created with fake or synthetic identity, or simply "borrowed" with or without consent of the legit account holders. While AI will be used to accelerate vulnerabilities, it can also be used to automate financial protection, including but not limited to recognition of synthetic identities and automated remediation. Banks and intermediaries, merchants, and billers are pursuing solutions to mitigate their risks while improving their customer experience, protecting their margins, and securing their revenue streams, especially with their new products and offerings. We continue to see opportunities for AI and other advanced analytics capabilities to stop fraudulent behavior and enable frictionless customer experiences.

The GENIUS Act and stablecoins. With the passage of the 2025 GENIUS Act in the United States, stablecoins gained international attention and prominence. As a leading software provider of solutions to move value around the world, ACI already plays a significant role in enabling stablecoin workflows as fiat currency funds are transferred to and from issuers and stablecoins are minted and burned. We recognize the importance of stablecoins to global value transfer, especially cross-border transfers, and ACI Connetic at its core design is the ideal platform for initiating, managing, and receiving those transfers. As customers are evaluating payment hubs, we expect that ACI Connetic and our strategy for stablecoin support will be well-received in the market.

Several other factors related to our business may have a significant impact on our operating results from year to year. For example, the accounting rules governing the timing of revenue recognition are complex, and it can be difficult to estimate when we will recognize revenue generated by a given transaction. Factors such as creditworthiness of the customer and timing of transfer of control or acceptance of our products may cause revenues related to sales generated in one period to be deferred and recognized in later periods. For arrangements in which services revenue is deferred, related direct and incremental costs may also be deferred. Additionally, while the majority of our contracts are denominated in the U.S. dollar, a substantial portion of our sales are made, and some of our expenses are incurred, in the local currency of countries other than the United States. Fluctuations in currency exchange rates in a given period may result in the recognition of gains or losses for that period.

We continue to seek ways to grow through organic sources, partnerships, alliances, and acquisitions. We continually look for potential acquisitions designed to improve our solutions' breadth or provide access to new markets. As part of our acquisition strategy, we seek acquisition candidates that are strategic, capable of being integrated into our operating environment, and accretive to our financial performance.

Backlog

Backlog is comprised of:

- Committed Backlog, which includes (1) contracted revenue that will be recognized in future periods (contracted but not recognized) from software license fees, maintenance fees, service fees, and SaaS and PaaS fees specified in executed contracts (including estimates of variable consideration if required under ASC 606, *Revenue From Contracts with Customers*) and included in the transaction price for those contracts, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods and (2) estimated future revenues from software license fees, maintenance fees, services fees, and SaaS and PaaS fees specified in executed contracts.

- Renewal Backlog, which includes estimated future revenues from assumed contract renewals to the extent we believe recognition of the related revenue will occur within the corresponding backlog period.

Our backlog estimates assume renewals based upon automatic renewal provisions in the executed contract and our historic experience with customer renewal rates.

Our 60-month backlog estimates are derived using the following key assumptions:

- License arrangements are assumed to renew at the end of their committed term or under the renewal option stated in the contract at a rate consistent with historical experience. If the license arrangement includes extended payment terms, the renewal estimate is adjusted for the effects of a significant financing component.

- Maintenance fees are assumed to exist for the duration of the license term for those contracts in which the committed maintenance term is less than the committed license term.

- SaaS and PaaS arrangements are assumed to renew at the end of their committed term at a rate consistent with our historical experiences.

- Foreign currency exchange rates are assumed to remain constant over the 60-month backlog period for those contracts stated in currencies other than the U.S. dollar.

- Our pricing policies and practices are assumed to remain constant over the 60-month backlog period.

In computing our 60-month backlog estimate, the following items are specifically not taken into account:

- Anticipated increases in transaction, account, or processing volumes by our customers.

- Optional annual uplifts or inflationary increases in recurring fees.

- Services engagements, other than SaaS and PaaS arrangements, are not assumed to renew over the 60-month backlog period.

- The potential impact of consolidation activity within our markets and/or customers.

We review our customer renewal experience on an annual basis. The impact of this review and subsequent updates may result in a revision to the renewal assumptions used in computing the 60-month backlog estimates. In the event a significant revision to renewal assumptions is determined to be necessary, prior periods will be adjusted for comparability purposes.

The following table sets forth our 60-month backlog estimate, by reportable segment, as of December 31, 2025; September 30, 2025; June 30, 2025; March 31, 2025; and December 31, 2024 (in millions). Dollar amounts reflect foreign currency exchange rates as of each period end. This is a non-GAAP financial measure being presented to provide comparability across accounting periods. We believe this measure provides useful information to investors and others in understanding and evaluating our financial performance.

	December 31, 2025		September 30, 2025		June 30, 2025		March 31, 2025		December 31, 2024	
Payment Software	$	3,372	$	3,351	$	3,333	$	3,142	$	3,102
Biller		3,887		3,752		3,712		3,597		3,604
Total	$	7,259	$	7,103	$	7,045	$	6,739	$	6,706

	December 31, 2025		September 30, 2025		June 30, 2025		March 31, 2025		December 31, 2024	
Committed	$	2,304	$	2,345	$	2,321	$	2,257	$	2,413
Renewal		4,955		4,758		4,724		4,482		4,293
Total	$	7,259	$	7,103	$	7,045	$	6,739	$	6,706

Estimates of future financial results require substantial judgment and are based on several assumptions, as described above. These assumptions may turn out to be inaccurate or wrong for reasons outside of management's control. For example, our customers may attempt to renegotiate or terminate their contracts for many reasons, including mergers, changes in their financial condition, or general changes in economic conditions in the customer's industry or geographic location. We may also experience delays in the development or delivery of products or services specified in customer contracts, which may cause the actual renewal rates and amounts to differ from historical experiences. Changes in foreign currency exchange rates may also impact the amount of revenue recognized in future periods. Accordingly, there can be no assurance that amounts included in backlog estimates will generate the specified revenues or that the actual revenues will be generated within the corresponding 60-month period. Additionally, because certain components of Committed Backlog and all of Renewal Backlog estimates are operating metrics, the estimates are not required to be subject to the same level of internal review or controls as contracted but not recognized Committed Backlog.

Results of Operations

The following tables present the consolidated statements of operations, as well as the percentage relationship to total revenues of items included in our consolidated statements of operations (in thousands):

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	2025				2024	
	Amount	% of Total Revenue	$ Change vs 2024	% Change vs 2024	Amount	% of Total Revenue
Revenues:						
Software as a service and platform as a service	$ 1,008,448	58 %	$ 110,469	12 %	$ 897,979	56 %
License	461,505	26 %	49,199	12 %	412,306	26 %
Maintenance	201,280	11 %	10,517	6 %	190,763	12 %
Services	88,549	5 %	(4,691)	(5)%	93,240	6 %
Total revenues	1,759,782	100 %	165,494	10 %	1,594,288	100 %
Operating expenses:						
Cost of revenue	897,651	51 %	105,868	13 %	791,783	50 %
Research and development	167,541	10 %	20,864	14 %	146,677	9 %
Selling and marketing	125,074	7 %	6,722	6 %	118,352	7 %
General and administrative	142,706	8 %	24,327	21 %	118,379	7 %
Depreciation and amortization	96,896	6 %	(14,066)	(13)%	110,962	7 %
Total operating expenses	1,429,868	82 %	143,715	11 %	1,286,153	80 %
Operating income	329,914	18 %	21,779	7 %	308,135	20 %
Other income (expense):						
Interest expense	(57,847)	(3)%	14,624	(20)%	(72,471)	(5)%
Interest income	14,874	1 %	(1,052)	(7)%	15,926	1 %
Other, net	19,729	1 %	20,910	n/a	(1,181)	— %
Total other income (expense)	(23,244)	(1)%	34,482	60 %	(57,726)	(4)%
Income before income taxes	306,670	17 %	56,261	22 %	250,409	16 %
Income tax expense	80,012	5 %	32,721	69 %	47,291	3 %
Net income	$ 226,658	12 %	$ 23,540	12 %	$ 203,118	13 %

Revenues

Total revenue for the year ended December 31, 2025, increased $165.5 million, or 10%, as compared to the same period in 2024.

- The impact of certain foreign currencies strengthening against the U.S. dollar resulted in a $8.9 million increase in total revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, total revenue for the year ended December 31, 2025, increased $156.6 million, or 10%, as compared to the same period in 2024.

Software as a Service ("SaaS") and Platform as a Service ("PaaS") Revenue

The Company's SaaS arrangements allow customers to use certain software solutions (without taking possession of the software) in a multi-tenant or single-tenant cloud environment on a subscription basis. The Company's PaaS arrangements allow customers to use certain software solutions (without taking possession of the software) in a multi-tenant cloud environment on a subscription or consumption basis. Included in SaaS and PaaS revenue are fees paid by our customers for use of our Biller solutions. Biller-related fees may be paid by our clients or directly by their customers and may be a percentage of the underlying transaction amount, a fixed fee per executed transaction or a monthly fee for each customer enrolled. SaaS and PaaS costs include payment card interchange fees, the amounts payable to banks and payment card processing fees, which are included in cost of revenue in the accompanying consolidated statements of operations. All fees from SaaS and PaaS arrangements that do not qualify for treatment as a distinct performance obligation, which includes set-up fees, implementation or customization services, and product support services, are included in SaaS and PaaS revenue.

SaaS and PaaS revenue increased $110.5 million, or 12%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of certain foreign currencies strengthening against the U.S. dollar resulted in a $2.6 million increase in SaaS and PaaS revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, SaaS and PaaS revenue for the year ended December 31, 2025, increased $107.9 million, or 12%, as compared to the same period in 2024.
- The increase was primarily driven by new customer go-lives since December 31, 2024, and higher transaction volumes during the year ended December 31, 2025, as compared to the same period in 2024.

License Revenue

Customers purchase the right to license ACI software under multi-year, time-based software license arrangements that vary in length but are generally five years. Under these arrangements the software is installed at the customer's location (i.e. on-premise). Within these agreements are specified capacity limits typically based on customer transaction volume. ACI employs measurement tools that monitor the number of transactions processed by customers and if contractually specified limits are exceeded, additional fees are charged for the overage. Capacity overages may occur at varying times throughout the term of the agreement depending on the product, the size of the customer, and the significance of customer transaction volume growth. Depending on specific circumstances, multiple overages or no overages may occur during the term of the agreement.

Included in license revenue are license and capacity fees that are payable at the inception of the agreement. License revenue also includes license and capacity fees payable annually, quarterly, or monthly due to negotiated customer payment terms. The Company recognizes revenue in advance of billings for software license arrangements with extended payment terms and adjusts for the effects of the financing component, if significant.

License revenue increased $49.2 million, or 12%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of certain foreign currencies strengthening against the U.S. dollar resulted in a $4.6 million increase in license revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, license revenue for the year ended December 31, 2025, increased $44.6 million, or 11%, as compared to the same period in 2024.
- The increase in license revenue was driven by the relative size of new license and capacity events during the year ended December 31, 2025, as compared to the same period in 2024.

Maintenance Revenue

Maintenance revenue includes standard and premium customer support and any post contract support fees received from customers for the provision of product support services.

Maintenance revenue increased $10.5 million, or 6%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.9 million increase in maintenance revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, maintenance revenue for the year ended December 31, 2025, increased $9.6 million, or 5%, as compared to the same period in 2024.
- The increase was primarily driven by consumer price index uplifts on contracted maintenance.

Services Revenue

Services revenue includes fees earned through implementation services and other professional services. Implementation services include product installations, product configurations, and custom software modifications ("CSMs"). Other professional services include business consultancy, technical consultancy, on-site support services, product education, and testing services. These services include new customer implementations as well as existing customer migrations to new products or new releases of existing products.

Services revenue decreased $4.7 million, or 5%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.8 million increase in services revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, services revenue for the year ended December 31, 2025, decreased $5.5 million, or 6%, as compared to the same period in 2024.
- The decrease was primarily driven by the timing and magnitude of project-related work during the year ended December 31, 2025, as compared to the same period in 2024.

Operating Expenses

Total operating expenses for the year ended December 31, 2025, increased $143.7 million, or 11%, as compared to the same period in 2024.

- Total operating expenses for the year ended December 31, 2025, included $7.7 million for cost reduction strategies and $1.2 million of other significant transaction-related expenses during the period. Total operating expenses for the year ended December 31, 2024, included $8.6 million for cost reduction strategies and $1.0 million of other significant transaction-related expenses during the period.
- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $2.4 million increase in total operating expenses for the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of cost reduction strategies, significant transaction-related expenses, and foreign currency, total operating expenses for the year ended December 31, 2025, increased $142.0 million, or 11%, as compared to the same period in 2024.

Cost of Revenue

Cost of revenue includes costs to provide SaaS and PaaS, third-party royalties, amortization of purchased and developed software for resale, the costs of maintaining our software products, as well as the costs required to deliver, install, and support software at customer sites. SaaS and PaaS service costs include payment card interchange fees, amounts payable to banks, and payment card processing fees. Maintenance costs include the efforts associated with providing the customer with upgrades, 24-hour help desk, post go-live (remote) support, and production-type support for software that was previously installed at a customer location. Service costs include human resource costs and other incidental costs such as travel and training required for both pre go-live and post go-live support. Such efforts include project management, delivery, product customization and implementation, installation support, consulting, configuration, and on-site support.

Cost of revenue increased $105.9 million, or 13%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.7 million increase in cost of revenue during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, cost of revenue increased $105.2 million, or 13%, for the year ended December 31, 2025, as compared to the same period in 2024.
- The increase was primarily due to higher payment card interchange and processing fees of $85.2 million. The remaining increase was due to higher personnel and related expenses of $20.0 million, including a $4.5 million increase in stock-based compensation expense.

Research and Development

Research and development ("R&D") expenses are primarily human resource costs related to the creation of new products, improvements made to existing products as well as compatibility with new operating system releases and generations of hardware.

R&D expense increased $20.9 million, or 14%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.5 million increase in R&D expense during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of foreign currency, R&D expense increased $20.4 million, or 14%, during the year ended December 31, 2025, as compared to the same period in 2024.
- The increase was primarily due to higher personnel and related expenses, including a $3.2 million increase in stock-based compensation expense.

Selling and Marketing

Selling and marketing includes both the costs related to selling our products to current and prospective customers as well as the costs related to promoting the Company, its products and the research efforts required to measure customers' future needs and satisfaction levels. Selling costs are primarily the human resource and travel costs related to the effort expended to license our products and services to current and potential clients within defined territories and/or industries as well as the management of the overall relationship with customer accounts. Selling costs also include the costs associated with assisting distributors in their efforts to sell our products and services in their respective local markets. Marketing costs include costs incurred to promote the Company and its products, perform or acquire market research to help the Company better understand impending changes in customer demand for and of our products, and the costs associated with measuring customers' opinions toward the Company, our products and personnel.

Selling and marketing expense increased $6.7 million, or 6%, during the year ended December 31, 2025, as compared to the same period in 2024.

- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.5 million increase in selling and marketing expense during the year ended December 31, 2025, as compared to the same period in 2024.

- Adjusted for the impact of foreign currency, selling and marketing expense increased $6.2 million, or 5%, during the year ended December 31, 2025, as compared to the same period in 2024.
- The increase was primarily due to higher personnel and related expenses, including a $3.4 million increase in stock-based compensation expense.

General and Administrative

General and administrative expenses are primarily human resource costs including executive salaries and benefits, personnel administration costs, and the costs of corporate support functions such as legal, administrative, human resources, and finance and accounting.

General and administrative expense increased $24.3 million, or 21%, during the year ended December 31, 2025, as compared to the same period in 2024.

- General and administrative expenses for the year ended December 31, 2025, included $7.7 million for cost reduction strategies and $1.2 million of other significant transaction-related expenses during the period. General and administrative expenses for the year ended December 31, 2024, included $4.3 million for cost reduction strategies and $1.0 million of other significant transaction-related expenses during the period.
- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.4 million increase in general and administrative expense during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of cost reduction strategies, significant transaction-related expenses, and foreign currency, general and administrative expense increased $20.3 million, or 18%, for the year ended December 31, 2025, as compared to the same period in 2024.
- The increase was primarily due to higher personnel and related expenses of $22.5 million, including a $18.0 million increase in stock-based compensation expense, partially offset by a decrease in professional and other legal fees of $2.2 million.

Depreciation and Amortization

Depreciation and amortization decreased $14.1 million, or 13%, during the year ended December 31, 2025, as compared to the same period in 2024.

- Depreciation and amortization for the year ended December 31, 2024, included $4.4 million of accelerated depreciation related to the closure of a facility.
- The impact of foreign currencies strengthening against the U.S. dollar resulted in a $0.3 million increase in depreciation and amortization expense during the year ended December 31, 2025, as compared to the same period in 2024.
- Adjusted for the impact of the facility closure and foreign currency, depreciation and amortization decreased $10.0 million, or 9%, for the year ended December 31, 2025, as compared to the same period in 2024.
- The decrease was primarily due to a decrease in amortization for fully amortized intangibles acquired through acquisitions.

Other Income and Expense

Interest expense for the year ended December 31, 2025, decreased $14.6 million, or 20%, as compared to the same period in 2024, primarily due to lower comparative debt balances during 2025 as well as a decrease in interest rates.

Interest income includes the portion of software license fees paid by customers under extended payment terms that is attributed to the significant financing component. Interest income for the year ended December 31, 2025, decreased $1.1 million, or 7%, as compared to the same period in 2024.

Other, net is primarily comprised of foreign currency transaction gains and losses. During the year ended December 31, 2025, other, net also included the $25.9 million gain on the sale of the Company's equity method investment and the $1.1 million loss on extinguishment of debt. Other, net was $19.7 million of income and $1.2 million of expense for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The effective tax rates for the years ended December 31, 2025 and 2024, were approximately 26% and 19%, respectively. Our effective tax rates vary from our federal statutory rate due to operating in multiple foreign countries, each with its own tax laws and rates. Of the foreign jurisdictions in which we operate, our effective tax rates as of December 31, 2025 and 2024 were primarily impacted by operations in Ireland and India for 2025, and Ireland for 2024.

Refer to Note 10, *Income Taxes*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Prior Year Results

For discussion of the year ended December 31, 2024, compared to the year ended December 31, 2023, see *Results of Operations* in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2024.

Segment Results

Refer to Note 9, *Segment Information,* to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for discussion on identification of operating segments.

The following is selected financial data for our reportable segments for the periods indicated (in thousands):

	Years Ended December 31,	
	2025	2024
Revenues		
Payment Software	$ 942,053	$ 867,770
Biller	817,729	726,518
Total revenue	$ 1,759,782	$ 1,594,288
Segment Adjusted EBITDA		
Payment Software	$ 543,721	$ 495,067
Biller	140,732	131,187
Depreciation and amortization	(96,948)	(110,962)
Stock-based compensation expense	(70,633)	(41,281)
Corporate and unallocated expenses	(186,958)	(165,876)
Interest, net	(42,973)	(56,545)
Other, net	19,729	(1,181)
Income before income taxes	$ 306,670	$ 250,409

Payment Software Segment Adjusted EBITDA increased $48.7 million for the year ended December 31, 2025, compared to the same period in 2024, primarily due to a $74.3 million increase in revenue primarily related to an increase in license revenues, partially offset by a $25.6 million increase in cash operating expense.

Biller Segment Adjusted EBITDA increased $9.5 million for the year ended December 31, 2025, compared to the same period in 2024, primarily due to a $91.2 million increase in revenue, partially offset by a $81.7 million increase in cash operating expense primarily for payment card interchange and other processing fees.

Prior Year Results

For discussion of 2024 compared to 2023, see *Segment Results* in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2024. Beginning in the first quarter of 2025, the Company reported financial performance based on its new operating segments, Payment Software, which merged the previously reported operating segments Banks and Merchants, and maintained Biller.

Liquidity and Capital Resources

General

Our primary liquidity needs are: (i) to fund normal operating expenses; (ii) to meet the interest and principal requirements of our outstanding indebtedness; and (iii) to fund acquisitions, capital expenditures, and lease payments. We believe these needs will be satisfied using cash flow generated by our operations, our cash and cash equivalents, and available borrowings under our revolving credit facility over the next 12 months and beyond.

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. As of December 31, 2025, we had $196.5 million of cash and cash equivalents, of which $96.8 million was held by our foreign subsidiaries. The Company has recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain non-U.S. earnings in foreign subsidiaries, as these earnings are not intended to be indefinitely reinvested.

Available Liquidity

The following table sets forth our available liquidity for the periods indicated (in thousands):

| | December 31, | |
	2025	**2024**
Cash and cash equivalents	$ 196,462	$ 216,394
Availability under revolving credit facility	398,100	528,100
Total liquidity	$ 594,562	$ 744,494

The decrease in total liquidity is primarily due to increased borrowings on the revolving credit facility used to redeem the Company's outstanding 2026 Notes.

The Company and ACI Payments, Inc., a wholly owned subsidiary, maintain a $75.0 million uncommitted overdraft facility with Bank of America, N.A. The overdraft facility acts as a secured loan under the terms of the Credit Agreement to provide an additional funding mechanism for timing differences that can occur in the bill payment settlement process. As of December 31, 2025, the full $75.0 million was available.

Stock Repurchase Program

The Board approved a stock repurchase program authorizing the Company, as market and business conditions warrant, to acquire its common stock and periodically authorizes additional funds for the program. In October 2025, the Board approved the repurchase of the Company's common stock of up to $500.0 million in place of the remaining purchase amounts previously authorized.

We repurchased 4,179,747 shares for $203.8 million under our stock repurchase program during the year ended December 31, 2025. Under the program to date, we have repurchased 67,047,584 shares for approximately $1.3 billion. As of December 31, 2025, the maximum remaining amount authorized for purchase under the stock repurchase program was approximately $456.4 million.

Our stock repurchase authorization does not have an expiration date and the pace of our repurchase activity will depend on factors such as our working capital needs, cash requirements for acquisitions, debt repayment obligations, our stock price, and global economic and market conditions. Our stock repurchases may be affected from time to time through open market purchases and pursuant to a Rule 10b5-1 plan and they may be accelerated, suspended, delayed or discontinued at any time. See Note 6, *Common Stock and Treasury Stock*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Cash Flows

The following table sets forth summary cash flow data for the periods indicated (in thousands).

	Years Ended December 31,	
	2025	**2024**
Net cash provided by (used in):		
Operating activities	$ 322,831	$ 358,748
Investing activities	7,222	(45,051)
Financing activities	(336,647)	(288,197)

Cash Flows from Operating Activities

The primary source of operating cash flows is cash collections from our customers for purchase and renewal of licensed software products and various services including software and platform as a service, maintenance, and other professional services. Our primary uses of operating cash flows include employee expenditures, taxes, interest payments, and leased facilities.

Cash flows provided by operating activities were $322.8 million for the year ended December 31, 2025, compared to $358.7 million for the same period in 2024. Operating cash flows for the current year decreased primarily due to lower customer receipt collections as a result of lower invoiced amounts at the prior year-end and higher income taxes paid, partially offset by improved profitability.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including: the timing of billings, which are typically higher in the third and fourth quarters in conjunction with sales timing and are variable based upon license renewal timing; collections, which will lag the quarters with higher billings; the timing and amounts of interest due to interest rate fluctuations; income tax and other payments; and our operating results.

Cash Flows from Investing Activities

The changes in cash flows from investing activities primarily relate to the timing of our purchases and investments in capital and other assets, including strategic acquisitions, that support our growth.

During the year ended December 31, 2025, we received net proceeds of $46.0 million from the sale of our equity method investment. We used cash of $33.4 million to purchase software, property, and equipment, as compared to $45.1 million during the same period in 2024.

Cash Flows from Financing Activities

The changes in cash flows from financing activities primarily relate to borrowings and repayments related to our debt instruments and other debt, stock repurchases, and net proceeds related to employee stock programs.

During 2025, we repaid $400.0 million for the redemption of the 2026 Notes and $20.9 million of other debt payments. In addition, we used $202.6 million to repurchase common stock and $28.2 million for the repurchase of stock-based compensation awards for tax withholdings. We received net proceeds of $130.0 million on the Revolving Credit Facility and $160.0 million on the Incremental Term Loan, used for the redemption of the 2026 Notes. In addition, we received proceeds of $11.3 million from the exercise of stock options and the issuance of common stock under our 2017 Employee Stock Purchase Plan, as amended, and $14.0 million for settlement assets and liabilities due to processing timing. During 2024, we repaid a net $57.2 million on the Term Loan under the Amendment, $54.0 million on the Revolving Credit Facility, $14.9 million of other debt payments, and $5.1 million of debt issuance costs. In addition, we used $127.7 million to repurchase common stock, $13.1 million for the repurchase of stock-based compensation awards for tax withholdings, and $25.5 million for settlement assets and liabilities due to processing timing. We received proceeds of $9.2 million from the exercise of stock options and the issuance of common stock under our 2017 Employee Stock Purchase Plan, as amended.

Prior Year Results

For discussion of 2024 compared to 2023, see *Liquidity and Capital Resources* in Part II, Item 7 of our annual report on Form 10-K for the year ended December 31, 2024.

Contractual Obligations

Our largest contractual obligations as of December 31, 2025, include the following:

- principal payments related to our Credit Agreement that are included in our consolidated balance sheet and the related periodic interest payments;
- scheduled payments related to liabilities for certain multi-year license agreements for internal-use software that are included in our consolidated balance sheet;
- operating lease obligations that are included in our consolidated balance sheet; and
- other contractual commitments associated with agreements that are enforceable and legally binding.

In addition, we have gross unrecognized income tax benefits, including related interest and penalties, recorded on our consolidated balance sheet, the nature of which is uncertain with respect to settlement or release with the relevant tax authorities. See Note 10, *Income Taxes,* of our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

Notes 3, *Debt,* 11, *Leases,* and 12, *Commitments and Contingencies*, of our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K provide additional information regarding our contractual obligations and contingencies.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and other assumptions that we believe to be proper and reasonable under the circumstances. We continually evaluate the appropriateness of estimates and assumptions used in the preparation of our consolidated financial statements. Actual results could differ from those estimates.

The following key accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the consolidated financial statements. See Note 1, *Nature of Business and Summary of Significant Accounting Policies,* and Note 2, *Revenue,* to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a further discussion of significant accounting policies and revenue recognition.

Revenue Recognition

In accordance with ASC 606, *Revenue From Contracts with Customers,* revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products and services.

Our software license arrangements provide the customer with the right to use functional intellectual property for the duration of the contract term. Implementation, support, and other services are typically considered distinct performance obligations when sold with a software license. Significant judgment is required to determine the stand-alone selling price ("SSP") for each performance obligation, the amount allocated to each performance obligation and whether it depicts the amount that we expect to be entitled to receive in exchange for the related product and/or service. As the selling prices of our software licenses are highly variable, we estimate SSP of our software licenses using the residual approach when the software license is sold with other services and observable SSPs exist for the other services. We use a range of amounts to estimate SSP for maintenance and services. These ranges are based on stand-alone sales and vary based on the type of service and geographic region. If the SSP of a performance obligation is not directly observable, we will maximize observable inputs to determine its SSP.

When a software license arrangement contains payment terms that are extended beyond one year, a significant financing component may exist. The significant financing component is calculated as the difference between the stated value and present value of the software license fees and is recognized as interest income over the extended payment period. Judgment is used in determining: (1) whether the financing component in a software license agreement is significant and, if so, (2) the discount rate used in calculating the significant financing component.

We assess the significance of the financing component based on the ratio of license fees paid over time to total license fees. If determined to be significant, the financing component is calculated using a rate that discounts the license fees to the cash selling price.

Our SaaS-based and PaaS-based arrangements represent a single promise to provide continuous access to our software solutions and their processing capabilities in the form of a service through one of our data centers. These arrangements may include fixed and/or variable consideration. Fixed consideration is recognized over the term of the arrangement and variable consideration, which is a function of transaction volume or another usage-based measure, generally meets the allocation objective and revenue is recognized as the usage occurs.

We apply judgment in determining the customer's ability and intention to pay, which is based on a variety of factors including the creditworthiness of the customer, economic conditions in the customer's industry and geographic location, and general economic conditions.

Certain of our arrangements are through unrelated distributors or sales agents. For software license arrangements in which we act as a distributor of another company's product, and in certain circumstances, modify or enhance the product, revenues are recorded on a gross basis. These include arrangements in which we take control of the products and are responsible for providing the product or service. For software license arrangements in which we act as a sales agent for another company's product, revenues are recorded on a net basis. Judgment is required in evaluating the facts and circumstances of our relationship with the distributor or sales agent as well as our operating history and practices that can impact the timing of revenue recognition related to these arrangements. For software license arrangements in which we utilize a third-party distributor or sales agent, we recognize revenue upon transfer of control of the software license(s) to the third-party distributor or sales agent.

We may execute more than one contract or agreement with a single customer at or near the same time. The separate contracts or agreements may be viewed as one combined arrangement or separate agreements for revenue recognition purposes. We evaluate whether the agreements were negotiated as a package with a single commercial objective, whether the products or services promised in the agreements represent a single performance obligation, or whether the amount of consideration to be paid in one agreement depends on the price and/or performance of another agreement to reach appropriate conclusions regarding whether such arrangements are related or separate. The conclusions reached can impact the allocation of the transaction price to each performance obligation and the timing of revenue recognition related to those arrangements.

Intangible Assets and Goodwill

Our business acquisitions typically result in the recording of intangible assets. As of December 31, 2025 and 2024, our intangible assets, excluding goodwill, net of accumulated amortization, were $147.1 million and $165.4 million, respectively. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate the carrying amount of an asset may not be recovered. Judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our businesses, market conditions, and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions used, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our intangible assets. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on our reported asset values. Future events could cause us

to conclude that impairment indicators exist and that intangible assets associated with acquired businesses are impaired. Any resulting impairment loss could have an impact on our results of operations.

Other intangible assets are amortized using the straight-line method over periods ranging from four to 20 years.

As of December 31, 2025 and 2024, our goodwill was $1.2 billion. In accordance with ASC 350, *Intangibles – Goodwill and Other,* we assess goodwill for impairment annually during the fourth quarter of our fiscal year using October 1 balances, or when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. We evaluate goodwill at the reporting unit level and have identified our reportable segments, Payment Software and Billers, as our reporting units. Recoverability of goodwill is measured using a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved. Use of a discounted cash flow valuation model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value.

The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections, and terminal value rates. Discount rates, growth rates, and cash flow projections are the most sensitive and susceptible to change, as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data, as well as Company-specific risk factors. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to the reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. The calculated fair value substantially exceeds the current carrying value for all reporting units. No reporting units were deemed to be at risk of failing Step 1 of the goodwill impairment test under ASC 350.

Stock-Based Compensation

On June 9, 2020, upon recommendation of the Board, stockholders approved the ACI Worldwide, Inc. 2020 Equity and Incentive Compensation Plan (the "2020 Plan"). The 2020 Plan authorizes the Board to provide for equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, dividend equivalents, and certain other awards, including those denominated or payable in, or otherwise based on, our common stock ("awards"). The purpose of the 2020 Plan is to provide incentives and rewards for service and/or performance by providing awards to non-employee directors, officers, other employees, and certain consultants and other service providers of us and our subsidiaries. Following the approval of the 2020 Plan, the 2016 Incentive Plan was terminated. Termination of the 2016 Incentive Plan did not affect any equity awards outstanding under the 2016 Incentive Plan or 2005 Incentive Plan.

Performance share awards granted with a total shareholder return component ("TSRs") are shares that are earned, if at all, based upon achievement of performance goals over a specified period. For 2025, 2024, and 2023, performance share awards granted are earned, if at all, based upon achievement, over a specified period that must not be less than one year and is typically a three-year performance period. The awards have operating performance goals that include (i) adjusted EBITDA metrics and (ii) revenue growth rates as determined by the Company with a TSR multiplier up to plus or minus 20%. Up to 200% of the performance shares could be earned upon achievement of the performance goals, including the multiplier. To determine the grant date fair value of the TSRs, a Monte Carlo simulation model is used. We recognize compensation expense for the TSRs over the performance period based on the grant date fair value. On a quarterly basis, management evaluates the probability that the threshold performance goals will be achieved, if at all, and the anticipated level of attainment to determine the amount of compensation expense to record in the consolidated financial statements.

Restricted share unit awards ("RSUs") generally have requisite service periods of three years and may vest 100% upon the three-year anniversary or in equal increments quarterly or annually. Under each arrangement, RSUs are issued without direct cost to the employee on the vesting date. We estimate the fair value of RSUs based upon the market price of our stock on the date of grant. We recognize compensation expense for RSUs on a straight-line basis over the requisite service period.

The assumptions utilized in the Monte Carlo simulation models, as well as the description of the plans the stock-based awards are granted under are described in further detail in Note 5, *Stock-Based Compensation Plans*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

Accounting for Income Taxes

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The judgments and estimates used are subject to challenge by domestic and foreign taxing authorities.

We account for income taxes in accordance with ASC 740, *Income Taxes*. As part of our process of determining current tax liability, we exercise judgment in evaluating positions we have taken in our tax returns. We periodically assess our tax exposures and establish, or adjust, estimated unrecognized benefits for probable assessments by taxing authorities, including the Internal Revenue Service, and various foreign and state authorities. Such unrecognized tax benefits represent the estimated provision for income taxes expected to ultimately be paid. It is possible that either domestic or foreign taxing authorities could challenge those judgments or positions and draw conclusions that would cause us to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

To the extent recovery of deferred tax assets is not more likely than not, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered future taxable income along with prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if we should determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period any such determination was made. Likewise, in the event we are able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to deferred tax assets would increase income in the period any such determination was made.

New Accounting Standards Recently Adopted

For information related to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 1, *Nature of Business and Summary of Significant Accounting Policies*, to our Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Excluding the impact of changes in interest rates, inflationary pressures, and the uncertainty in the global financial markets, there have been no material changes to our market risk for the year ended December 31, 2025. We conduct business in all parts of the world and are thereby exposed to market risks related to fluctuations in foreign currency exchange rates. The U.S. dollar is the single largest currency in which our revenue contracts are denominated. Any decline in the value of local foreign currencies against the U.S. dollar results in our products and services being more expensive to a potential foreign customer. In those instances where our goods and services have already been sold, receivables may be more difficult to collect. Additionally, in jurisdictions where the revenue contracts are denominated in U.S. dollars and operating expenses are incurred in the local currency, any decline in the value of the U.S. dollar will have an unfavorable impact to operating margins. At times, we enter into revenue contracts that are denominated in the country's local currency, primarily in Australia, Canada, the United Kingdom, other European countries, Brazil, India, and Singapore. This practice serves as a natural hedge to finance the local currency expenses incurred in those locations. We have not entered into any foreign currency hedging transactions. We do not purchase or hold any derivative financial instruments for speculation or arbitrage.

The primary objective of our cash investment policy is to preserve principal without significantly increasing risk. If we maintained similar cash investments for a period of one year based on our cash investments and interest rates at December 31, 2025, a hypothetical ten percent increase or decrease in effective interest rates would increase or decrease interest income by $0.3 million annually.

As of December 31, 2025, we had $822.5 million outstanding under our Credit Facility. Our Credit Facility has a floating rate, which was 5.57% at December 31, 2025. A hypothetical ten percent increase or decrease in effective interest rates would increase or decrease interest expense related to the Credit Facility by approximately $4.6 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The required consolidated financial statements and notes thereto are included in this annual report and are listed in Part IV, Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report, December 31, 2025.

In connection with our evaluation of disclosure controls and procedures, we have concluded that our disclosure controls and procedures are effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. GAAP. Under the supervision of, and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2025.

Management based its assessment on criteria established in "Internal Control Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, and Deloitte & Touche, LLP has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ACI Worldwide, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ACI Worldwide, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
February 26, 2026

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Plans

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2025.

Non-Employee Director Restricted Share Unit Award Agreement Amendment

On February 23, 2026, the Board approved an amendment (the "Amendment") to the Company's non-employee director Restricted Share Unit Award Agreements granted in 2025 (the "2025 RSU Agreements') under the Company's 2020 Plan.

Pursuant to the Amendment, in the event a non-employee director's service on the Board terminates for any reason (other than death or disability) prior to the scheduled vesting date of an outstanding equity award, such award will vest on a ratable basis based on the portion of the applicable vesting period completed as of the date of termination, rather than being forfeited in its entirety. Any unvested portion of the award that has not vested on a ratable basis as of the termination date will be forfeited in accordance with the terms of the 2020 Plan, as amended from time-to-time.

The Amendment applies to equity awards granted to non-employee directors under the 2025 RSU Agreements, and to their outstanding awards previously granted under the 2020 Plan. The Amendment does not alter the form or amount of equity compensation granted to non-employee directors, but solely modifies the vesting treatment upon a termination of Board service prior to the applicable vesting date.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.20 to this Form 10-K and is incorporated herein by reference.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information under the heading "Executive Officers of the Registrant" in Part 1, Item 1 of this Form 10-K is incorporated herein by reference.

The other information required by this Item 10 is incorporated by reference from our Proxy Statement for the Annual Meeting of Stockholders to be held on or about June 2, 2026 (the "2026 Proxy Statement"), under the sections entitled "Proposal 1 – Election of Directors," "Information Regarding Security Ownership – Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Code of Business Conduct and Ethics," "Corporate Governance - Insider Trading Policy", and "Corporate Governance – Board Committees."

ITEM 11. EXECUTIVE COMPENSATION

Information included in the sections entitled "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information included in the sections entitled "Information Regarding Security Ownership" in our 2026 Proxy Statement is incorporated herein by reference.

Information included in the section entitled "Equity Compensation Plan Information" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information included in the section entitled "Certain Relationships and Related Transactions" in our 2026 Proxy Statement is incorporated herein by reference.

Information included in the sections entitled "Director Independence" and "Board Committees and Committee Meetings" in the "Corporate Governance" section of our 2026 Proxy Statement is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information included in the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Audit and Non-Audit Services" under "Proposal 2 – Ratification of Appointment of the Company's Independent Registered Public Accounting Firm" in our 2026 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this annual report on Form 10-K:

(1) Financial Statements. The following index lists consolidated financial statements and notes thereto filed as part of this annual report on Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP (PCAOB ID No. 34)	55
Consolidated Balance Sheets as of December 31, 2025 and 2024	58
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2025	59
Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2025	60
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2025	61
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2025	62
Notes to Consolidated Financial Statements	63

(2) Financial Statement Schedules. All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits. A list of exhibits filed or furnished with this report on Form 10-K (or incorporated by reference to exhibits previously filed by ACI) is provided in the accompanying Exhibit Index.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ACI Worldwide, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ACI Worldwide, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Software License Arrangements - Refer to Note 2 to the financial statements

The Company recognizes revenue upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company's software license arrangements provide the customer with the right to use functional intellectual property (as it exists at the point in time at which the license is granted) for the duration of the contract term. Implementation, support, and other services are typically considered distinct performance obligations when sold with a software license.

Significant judgment is exercised by the Company in determining revenue recognition for these customer arrangements, and includes the following:

- Determination of the term of a software license arrangement when early termination rights are provided to the customer.

- Determination of whether products and/or services are considered distinct performance obligations that should be accounted for separately.

- Determination of whether the financing component in a software licensing arrangement is significant and, if so, the discount rate used in calculating the significant financing component.

- Assessment of whether the extension of payment terms in a software licensing arrangement results in variable consideration and, if so, the amount to be included in the transaction price.

- Determination of the standalone selling price for each performance obligation, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to be entitled to in exchange for the related product and/or service. As the selling prices of the Company's software licenses are highly variable, the Company estimates standalone selling price of its software licenses using the residual approach when the software license is sold with other services and observable standalone selling prices exist for the other services.

Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for software license arrangements was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's accounting for software license arrangements included the following, among others:

- We tested the effectiveness of controls over the review of software license arrangements, including, among others, the determination of the contract term, identification of performance obligations, determination of significant financing component, estimation of variable consideration, and determination of standalone selling prices, including those controls over the determination that software license pricing is highly variable.

- We selected a sample of software license arrangements and performed the following, among others:

  - Obtained contract source documents for each selection, including separate contracts or agreements that should be combined with the selected arrangement, and other documents that were part of the arrangement.

  - Tested management's determination of the contract term, identification of performance obligations, determination of significant financing component, estimation of variable consideration, and determination of standalone selling prices.

  - Evaluated the reasonableness of the methodology and estimates used by management and the appropriateness of its revenue recognition conclusions for these key judgment areas.

  - Tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

- We evaluated management's determination that software license pricing is highly variable by obtaining management's highly variable analysis and performing the following:

  - Testing the completeness of management's analysis by tracing a selection of known data points from contracts into the highly variable analysis.

  - Testing the accuracy of management's analysis by selecting a sample of contracts from the highly variable analysis, obtaining the contract and price detail, and evaluating whether discounts were appropriately included in the analysis.

  - Testing the mathematical accuracy of management's calculation.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
February 26, 2026

We have served as the Company's auditor since 2009.

ACI WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 196,462	$ 216,394
Receivables, net of allowances of $1,269 and $1,758, respectively	445,866	414,399
Settlement assets	397,346	318,871
Prepaid expenses	29,876	29,218
Other current assets	19,564	11,940
Total current assets	1,089,114	990,822
Noncurrent assets		
Accrued receivables, net	391,719	360,079
Property and equipment, net	37,363	35,069
Operating lease right-of-use assets	28,733	28,864
Software, net	77,523	92,893
Goodwill	1,231,128	1,226,026
Intangible assets, net	147,062	165,377
Deferred income taxes, net	73,124	72,713
Other noncurrent assets	29,141	53,450
TOTAL ASSETS	$ 3,104,907	$ 3,025,293
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 64,931	$ 45,422
Settlement liabilities	396,034	317,484
Employee compensation	56,142	55,567
Current portion of long-term debt	40,941	34,928
Deferred revenue	73,637	75,419
Other current liabilities	73,958	73,808
Total current liabilities	705,643	602,628
Noncurrent liabilities		
Deferred revenue	13,620	19,304
Long-term debt	776,667	889,649
Deferred income taxes, net	38,514	39,920
Operating lease liabilities	22,609	22,592
Other noncurrent liabilities	28,776	26,873
Total liabilities	1,585,829	1,600,966
Commitments and contingencies (Note 12)		
Stockholders' equity		
Preferred stock; $0.01 par value; 5,000,000 shares authorized; no shares issued at December 31, 2025 and 2024	—	—
Common stock; $0.005 par value; 280,000,000 shares authorized; 140,525,055 shares issued at December 31, 2025 and 2024	702	702
Additional paid-in capital	761,523	731,927
Retained earnings	1,824,743	1,598,085
Treasury stock, at cost, 37,812,984 and 35,270,142 shares at December 31, 2025 and 2024, respectively	(964,752)	(784,914)
Accumulated other comprehensive loss	(103,138)	(121,473)
Total stockholders' equity	1,519,078	1,424,327
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,104,907	$ 3,025,293

The accompanying notes are an integral part of the consolidated financial statements.

ACI WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenues			
Software as a service and platform as a service	$ 1,008,448	$ 897,979	$ 849,147
License	461,505	412,306	321,224
Maintenance	201,280	190,763	205,068
Services	88,549	93,240	77,140
Total revenues	1,759,782	1,594,288	1,452,579
Operating expenses			
Cost of revenue (1)	897,651	791,783	719,211
Research and development	167,541	146,677	140,758
Selling and marketing	125,074	118,352	132,639
General and administrative	142,706	118,379	117,190
Depreciation and amortization	96,896	110,962	122,373
Total operating expenses	1,429,868	1,286,153	1,232,171
Operating income	329,914	308,135	220,408
Other income (expense)			
Interest expense	(57,847)	(72,471)	(78,486)
Interest income	14,874	15,926	14,215
Other, net	19,729	(1,181)	(8,510)
Total other income (expense)	(23,244)	(57,726)	(72,781)
Income before income taxes	306,670	250,409	147,627
Income tax expense	80,012	47,291	26,118
Net income	$ 226,658	$ 203,118	$ 121,509
Income per common share			
Basic	$ 2.18	$ 1.93	$ 1.12
Diluted	$ 2.16	$ 1.91	$ 1.12
Weighted average common shares outstanding			
Basic	103,956	105,491	108,497
Diluted	104,805	106,493	108,857

(1)   The cost of revenue excludes charges for depreciation but includes amortization of purchased and developed software for resale.

The accompanying notes are an integral part of the consolidated financial statements.

ACI WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Years Ended December 31,			
		2025		**2024**	**2023**
Net income	$	226,658	$	203,118	$	121,509
Other comprehensive income (loss):					
Foreign currency translation adjustments		18,335		(12,003)	8,190
Total other comprehensive income (loss)		18,335		(12,003)	8,190
Comprehensive income	$	244,993	$	191,115	$	129,699

The accompanying notes are an integral part of the consolidated financial statements.

ACI WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance as of December 31, 2022	$ 702	$ 702,458	$ 1,273,458	$ (665,771)	$ (117,660)	$ 1,193,187
Net income	—	—	121,509	—	—	121,509
Other comprehensive income	—	—	—	—	8,190	8,190
Stock-based compensation	—	24,547	—	—	—	24,547
Shares issued and forfeited, net, under stock plans	—	(14,011)	—	23,611	—	9,600
Repurchase of 939,567 shares of common stock	—	—	—	(27,587)	—	(27,587)
Repurchase of stock-based compensation awards for tax withholdings	—	—	—	(5,149)	—	(5,149)
Balance as of December 31, 2023	702	712,994	1,394,967	(674,896)	(109,470)	1,324,297
Net income	—	—	203,118	—	—	203,118
Other comprehensive loss	—	—	—	—	(12,003)	(12,003)
Stock-based compensation	—	41,281	—	—	—	41,281
Shares issued and forfeited, net, under stock plans	—	(22,348)	—	31,547	—	9,199
Repurchase of 3,946,537 shares of common stock	—	—	—	(128,454)	—	(128,454)
Repurchase of stock-based compensation awards for tax withholdings	—	—	—	(13,111)	—	(13,111)
Balance as of December 31, 2024	702	731,927	1,598,085	(784,914)	(121,473)	1,424,327
Net income	—	—	226,658	—	—	226,658
Other comprehensive income	—	—	—	—	18,335	18,335
Stock-based compensation	—	70,633	—	—	—	70,633
Shares issued and forfeited, net, under stock plans	—	(41,037)	—	52,260	—	11,223
Repurchase of 4,179,747 shares of common stock	—	—	—	(203,849)	—	(203,849)
Repurchase of stock-based compensation awards for tax withholdings	—	—	—	(28,249)	—	(28,249)
Balance as of December 31, 2025	$ 702	$ 761,523	$ 1,824,743	$ (964,752)	$ (103,138)	$ 1,519,078

The accompanying notes are an integral part of the consolidated financial statements.

ACI WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 226,658	$ 203,118	$ 121,509
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	12,836	18,161	23,739
Amortization	84,112	92,801	98,634
Amortization of operating lease right-of-use assets	9,698	9,706	11,620
Amortization of deferred debt issuance costs	2,107	2,912	4,323
Deferred income taxes	943	(13,130)	(4,085)
Stock-based compensation expense	70,633	41,281	24,547
Gain on sale of equity investment	(25,927)	—	—
Other	2,117	1,920	1,921
Changes in operating assets and liabilities, net of impact of divestiture:			
Receivables	(46,160)	(23,583)	(62,998)
Accounts payable	11,318	(268)	(3,775)
Accrued employee compensation	(726)	2,887	8,146
Deferred revenue	(10,345)	11,886	2,705
Other current and noncurrent assets and liabilities	(14,433)	11,057	(57,769)
Net cash flows from operating activities	322,831	358,748	168,517
Cash flows from investing activities:			
Purchases of property and equipment	(12,907)	(15,402)	(8,924)
Purchases of software and distribution rights	(20,445)	(29,649)	(28,853)
Proceeds from sale of equity investment	46,021	—	—
Other	(5,447)	—	—
Net cash flows from investing activities	7,222	(45,051)	(37,777)
Cash flows from financing activities:			
Proceeds from issuance of common stock	3,417	2,918	2,819
Proceeds from exercises of stock options	7,898	6,329	6,726
Repurchase of stock-based compensation awards for tax withholdings	(28,249)	(13,111)	(5,149)
Repurchase of common stock	(202,638)	(127,670)	(27,587)
Redemption of 2026 Notes	(400,000)	—	—
Proceeds from revolving credit facility	290,000	184,000	134,000
Repayments of revolving credit facility	(160,000)	(238,000)	(115,000)
Proceeds from term portion of credit agreement	200,000	500,000	—
Repayments of term portion of credit agreement	(40,000)	(557,198)	(73,031)
Payments on other debt, net	(20,926)	(14,854)	(16,766)
Payments for debt issuance costs	(134)	(5,141)	(2,160)
Net increase (decrease) in settlement assets and liabilities	13,985	(25,470)	(15,404)
Net cash flows from financing activities	(336,647)	(288,197)	(111,552)
Effect of exchange rate fluctuations on cash	572	697	4,961
Net increase (decrease) in cash and cash equivalents	(6,022)	26,197	24,149
Cash and cash equivalents, including settlement deposits, beginning of period	265,018	238,821	214,672
Cash and cash equivalents, including settlement deposits, end of period	$ 258,996	$ 265,018	$ 238,821
Reconciliation of cash and cash equivalents to the Consolidated Balance Sheets			
Cash and cash equivalents	$ 196,462	$ 216,394	$ 164,239
Settlement deposits	62,534	48,624	74,582
Total cash and cash equivalents, including settlement deposits	$ 258,996	$ 265,018	$ 238,821
Supplemental cash flow information			
Income taxes paid, net	$ 90,046	$ 47,914	$ 65,441
Interest paid	$ 64,023	$ 70,201	$ 73,543

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ACI Worldwide, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as "ACI" or the "Company") develop, market, install, and support a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, the Company distributes or acts as a sales agent for software developed by third parties. These products and services are used principally by banks and intermediaries, merchants, and billers, both in domestic and international markets.

Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Capital Stock

The Company's outstanding capital stock consists of a single class of common stock. Each share of common stock is entitled to one vote for each matter subject to a stockholder's vote and to dividends, if and when declared by the Board.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by management's application of accounting policies, as well as uncertainty in the current economic environment. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents includes holdings in checking, savings, money market, and overnight sweep accounts, all of which have daily maturities, as well as time deposits with maturities of three months or less at the date of purchase.

Other Current Liabilities

Other current liabilities include the following (in thousands):

| | December 31, | |
	2025	2024
Vendor financed licenses	$ 11,866	$ 14,462
Sales tax payable	10,761	7,182
Operating lease liabilities	8,856	9,265
Income taxes payable	5,258	3,284
Accrued interest	482	8,810
Other	36,735	30,805
Total other current liabilities	$ 73,958	$ 73,808

Settlement Assets and Liabilities

Individuals and businesses settle their obligations to the Company's various Biller clients using credit or debit cards or via automated clearing house ("ACH") payments. The Company creates a receivable for the amount due from the credit or debit card processor and an offsetting payable to the client. Upon confirmation that the funds have been received, the Company settles the

obligation to the client. Due to timing, in some instances, the Company may (1) receive the funds into bank accounts controlled by and in the Company's name that are not disbursed to its clients by the end of the day, resulting in a settlement deposit on the Company's books and (2) disburse funds to its clients in advance of receiving funds from the credit or debit card processor, resulting in a net settlement receivable position.

Off Balance Sheet Settlement Accounts

The Company also enters into agreements with certain Biller clients to process payment funds on their behalf. When an ACH or automated teller machine network payment transaction is processed, a transaction is initiated to withdraw funds from the designated source account and deposit them into a settlement account, which is a trust account maintained for the benefit of the Company's clients. A simultaneous transaction is initiated to transfer funds from the settlement account to the intended destination account. These "back to back" transactions are designed to settle at the same time, usually overnight, such that the Company receives the funds from the source at the same time as it sends the funds to their destination. However, due to the transactions being with various financial institutions there may be timing differences that result in float balances. These funds are maintained in accounts for the benefit of the client which is separate from the Company's corporate assets. As the Company does not take ownership of the funds, these settlement accounts are not included in the Company's balance sheet. The Company is entitled to interest earned on the fund balances. The collection of interest on these settlement accounts is considered in the Company's determination of its fee structure for clients and represents a portion of the payment for services performed by the Company. The amount of settlement funds as of December 31, 2025 and 2024, were $238.4 million and $267.0 million, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation of these assets is generally computed using the straight-line method over their estimated useful lives based on asset class. As of December 31, 2025 and 2024, net property and equipment consisted of the following (in thousands):

		December 31,	
	Useful Lives	2025	2024
Computer and office equipment	3 - 5 years	$ 114,708	$ 116,398
Leasehold improvements	Lesser of useful life of improvement or remaining life of lease	21,660	26,316
Building and improvements	7 - 30 years	16,008	15,985
Furniture and fixtures	7 years	7,300	8,820
Land	Non-depreciable	1,185	1,185
Property and equipment, gross		160,861	168,704
Less: accumulated depreciation		(123,498)	(133,635)
Property and equipment, net		$ 37,363	$ 35,069

Software

Software may be for internal use or for resale. Costs related to certain software, which is for resale, are capitalized in accordance with Accounting Standards Codification ("ASC") 985-20, *Costs of Software to be Sold, Leased, or Marketed*, when the resulting product reaches technological feasibility. The Company generally determines technological feasibility when it has a detailed program design that takes product function, feature and technical requirements to their most detailed, logical form and is ready for coding. The Company does not typically capitalize costs related to software for resale as technological feasibility generally coincides with general availability of the software. The Company capitalizes the costs of software developed or obtained for internal use in accordance with ASC 350-40, *Internal Use Software*. The Company expenses all costs incurred during the preliminary project stage of its development and capitalizes the costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the software are capitalized if it is determined that these upgrades or enhancements add additional functionality to the software. Costs incurred during the application development stage include

purchased software licenses, implementation costs, consulting costs, and payroll-related costs for projects that qualify for capitalization. All other costs, primarily related to maintenance and minor software fixes, are expensed as incurred.

Amortization of software for resale is determined on a product-by-product basis and begins when the product is available for licensing to customers. The annual amortization is computed using the greater of (a) the ratio of current gross revenues to the total of current and future gross revenues expected to be derived from the software or (b) the straight-line method over the remaining estimated useful life of generally five to ten years, including the period being reported on. Due to competitive pressures, it may be possible that the estimates of future gross revenue or remaining estimated useful life of the software will be reduced significantly. As a result, the carrying amount of the software may be reduced accordingly. Amortization of internal-use software is generally computed using the straight-line method over estimated useful lives of three to eight years.

Fair Value

ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The fair value of the Company's Credit Agreement approximates the carrying value due to the floating interest rate (Level 2 of the fair value hierarchy). The Company measured the fair value of its Senior Notes based on Level 2 inputs, which include quoted market prices and interest rate spreads of similar securities. The fair value of the Company's 5.750% Senior Notes due 2026 ("2026 Notes") was $399.2 million as of December 31, 2024. On June 18, 2025, the Company redeemed in full the Company's outstanding 2026 Notes. See Note 3, *Debt,* for additional information.

The fair values of cash and cash equivalents approximate the carrying values due to the short period of time to maturity (Level 2 of the fair value hierarchy).

Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles – Goodwill and Other*, the Company assesses goodwill for impairment annually during the fourth quarter of its fiscal year using October 1 balances or when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company evaluates goodwill at the reporting unit level using the discounted cash flow valuation model and allocates goodwill to these reporting units using a relative fair value approach. During this assessment, management relies on a number of factors, including operating results, business plans, and anticipated future cash flows. As discussed in Note 9, *Segment Information*, in 2025, the Company realigned Banks and Merchants under a single general manager leading Payment Software. This change also resulted in a change in reporting units - combining Banks and Merchants into Payment Software, while maintaining Biller.

Changes in the carrying amount of goodwill attributable to each reporting unit during the year ended December 31, 2025 were as follows (in thousands):

	Payment Software		Biller		Total	
Balance, December 31, 2024	$	808,992	$	417,034	$	1,226,026
Goodwill from acquisition (1)		5,102		—		5,102
Balance, December 31, 2025	$	814,094	$	417,034	$	1,231,128

(1)   Goodwill from acquisition reflects $5.1 million arising from an acquisition completed in October 2025. No other amounts recognized in the transaction were material.

The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections, and terminal value rates. Discount rates, growth rates, and cash flow projections are the most sensitive and susceptible to change, as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as company-specific risk factors. Operational management, considering industry and company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period, assuming a constant WACC and low, long-term growth rates. If, as per the quantitative test, the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. The calculated fair value substantially exceeded the current carrying value for all reporting units for all periods.

Other intangible assets, which include customer relationships and trademarks and trade names, are amortized using the straight-line method over periods ranging from four to 20 years. The Company reviews its other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Equity Method Investment

In July 2019, the Company invested $18.3 million for a 30% non-controlling financial interest in a payment technology and services company in India. The Company accounted for this investment using the equity method in accordance with ASC 323, *Investments - Equity Method and Joint Ventures, and* recorded its share of earnings and losses in the investment on a one-quarter lag basis. The Company had recorded an investment of $18.6 million, included in other noncurrent assets in the condensed consolidated balance sheet as of December 31, 2024. In March 2025, the Company sold its 30% interest for $46.0 million. The Company recognized a gain on the sale of $25.9 million, which is recorded in other, net in the consolidated statements of operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. An impairment loss is recorded if the sum of the future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. The amount of the impairment charge is measured based upon the fair value of the asset group.

Treasury Stock

The Company accounts for shares of its common stock that are repurchased without intent to retire as treasury stock. Such shares are recorded at cost and reflected separately on the consolidated balance sheets as a reduction of stockholders' equity. The Company issues shares of treasury stock upon exercise of stock options, issuance of restricted share units, payment of earned performance shares, and for issuance of common stock pursuant to the Company's employee stock purchase plan. For purposes of determining the cost of the treasury shares re-issued, the Company uses the average cost method.

Stock-Based Compensation Plans

In accordance with ASC 718, *Compensation – Stock Compensation,* ("ASC 718") the Company recognizes stock-based compensation expense for awards that are probable of vesting on a straight-line basis over the requisite service period of the award, which is generally the vesting term. Stock-based compensation expense is recorded in operating expenses depending on where the respective individual's compensation is recorded. To determine the grant date fair value of total shareholder return awards ("TSRs"), a Monte Carlo simulation model was used. The assumptions utilized in the Monte Carlo simulation models, as well as the description of the plans the stock-based awards are granted under, are described in further detail in Note 5, *Stock-Based Compensation Plans*.

Translation of Foreign Currencies

The Company's foreign subsidiaries typically use the local currency of the countries in which they are located as their functional currency. Their assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates during the period. Translation gains and losses are reflected in the consolidated financial statements as a component of accumulated other comprehensive income (loss). Transaction gains and losses, including those related to intercompany accounts, that are not considered to be of a long-term investment nature are included in the determination of net income. Transaction gains and losses, including those related to intercompany accounts, that are considered to be of a long-term investment nature are reflected in the consolidated financial statements as a component of accumulated other comprehensive income (loss).

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company periodically assesses its tax exposures and establishes, or adjusts, estimated unrecognized tax benefits for probable assessments by taxing authorities, including the Internal Revenue Service, and various foreign and state authorities. Such unrecognized tax benefits represent the estimated provision for income taxes expected to ultimately be paid.

Recently Issued Accounting Standards Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The amendments in this update will require entities to provide disaggregated disclosures of specific expense categories underlying certain income statement expense line items on an annual and interim basis. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and early application is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently assessing the impact that the adoption of ASU 2024-03 will have on its financial statement footnote disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326)*, to simplify the estimation of expected credit losses for certain short-term receivables and contract assets arising from revenue transactions. The ASU introduces a practical expedient that allows entities to assume current economic conditions will persist through the reasonable and supportable forecast period for eligible assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statements or related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The amendments in this update modernize the accounting guidance for internal-use software by replacing the previous stage-based model with a principles-based framework. Under the new guidance, cost capitalization begins when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used for its intended purpose. The update also supersedes the existing rules for website development costs, incorporating them into the internal-use software framework. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2025-06 will have on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, which updates interim reporting guidance under Topic 270 by introducing a principles-based framework for determining the form and content of interim financial statements. The amendments clarify that interim reports should focus on significant changes since the last annual period and require disclosure of material events and transactions occurring during interim periods. The update also eliminates outdated language, aligns certain interim disclosure requirements with annual reporting, and provides guidance on applying materiality to interim disclosures. ASU 2025-11 is effective for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its interim financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update require disclosure of more disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The amended guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance prospectively for the annual period ending December 31, 2025. The adoption of ASU 2023-09 resulted in updated presentation and categorization of certain income tax disclosures. The adoption did not have an impact on the Company's consolidated statements of income, financial position, cash flows, or previously reported income tax expense. Refer to Note 10, *Income Taxes,* for further details.

2. Revenue

Revenue Recognition

In accordance with ASC 606, *Revenue From Contracts With Customers*, revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Contract Combination. The Company may execute more than one contract or agreement with a single customer at or near the same time. The separate contracts or agreements may be viewed as one combined arrangement or separate agreements for revenue recognition purposes. In order to reach appropriate conclusions regarding whether such agreements should be combined, the Company evaluates whether the agreements were negotiated as a package with a single commercial objective, whether the amount of consideration to be paid in one agreement depends on the price and/or performance of another agreement, or whether the product(s) or services promised in the agreements represent a single performance obligation. The conclusions reached can impact the allocation of the transaction price to each performance obligation and the timing of revenue recognition related to those arrangements.

Software as a Service ("SaaS") and Platform as a Service ("PaaS") Arrangements. The Company's SaaS-based and PaaS-based arrangements, including implementation, support and other services, represent a single promise to provide continuous access (i.e. a stand-ready performance obligation) to its software solutions and their processing capabilities in the form of a service through one of the Company's data centers. As each day of providing access to the software solution(s) is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, the Company's single promise under its SaaS-based and PaaS-based arrangements is comprised of a series of distinct service periods. The Company's SaaS-based and PaaS-based arrangements may include fixed consideration, variable consideration, or a combination of the two. Fixed consideration is recognized over the term of the arrangement or longer if the fixed consideration relates to a material right. A material right would be a separate performance obligation. The Company estimates the stand-alone selling price for a material right by reference to the services expected to be provided and the corresponding expected consideration. Variable consideration in these arrangements is typically a function of transaction volume or another usage-based measure. Depending upon the structure of a particular arrangement, the Company: (1) allocates the variable amount to each distinct service period within the series and recognizes revenue as each distinct service period is performed, (2) estimates total variable consideration at contract inception (giving consideration to any constraints that may apply and updating the estimates as new information becomes available) and recognizes the total transaction price over the period to which it relates, or (3) applies the 'right to invoice' practical expedient and recognizes revenue based on the amount invoiced to the customer during the period.

License Arrangements. The Company's software license arrangements provide the customer with the right to use functional intellectual property (as it exists at the point in time at which the license is granted) for the duration of the contract term. Implementation, support, and other services are typically considered distinct performance obligations when sold with a software license.

Payment terms for the Company's software license arrangements generally include fixed license and capacity fees that are payable up front or over time. These arrangements may also include incremental usage-based fees that are payable when the customer exceeds its contracted license capacity limits. The Company accounts for capacity overages as a usage-based royalty that is recognized when the usage occurs.

When a software license arrangement contains payment terms that are extended beyond one year, a significant financing component may exist. The significant financing component is calculated as the difference between the stated value and present value of the software license fees and is recognized as interest income over the extended payment period. The total fixed software license fee net of the significant financing component is recognized as revenue at the point in time when the software is transferred to the customer.

For those software license arrangements that include customer-specific acceptance provisions, such provisions are generally presumed to be substantive and the Company does not recognize revenue until the earlier of the receipt of a written customer acceptance, objective demonstration that the delivered product meets the customer-specific acceptance criteria, or the expiration of the acceptance period. The Company recognizes revenues on such arrangements upon the earlier of receipt of written acceptance or the first production use of the software by the customer.

For software license arrangements in which the Company acts as a distributor of another company's product, and in certain circumstances, modifies or enhances the product, revenues are recorded on a gross basis. These include arrangements in which the Company takes control of the products and is responsible for providing the product or service. For software license arrangements in which the Company acts as a sales agent for another company's product, revenues are recorded on a net basis. These include arrangements in which the Company does not take control of products and is not responsible for providing the product or service.

For software license arrangements in which the Company utilizes a third-party distributor or sales agent, the Company recognizes revenue upon transfer of control of the software license(s) to the third-party distributor or sales agent.

The Company's software license arrangements typically provide the customer with a standard 90-day assurance-type warranty. These warranties do not represent an additional performance obligation as services beyond assuring that the software license complies with agreed-upon specifications are not provided.

Software license arrangements typically include an initial post contract customer support (maintenance or "PCS") term of one year with subsequent renewals for additional years within the initial license period. The Company's promise to those customers who elect to purchase PCS represents a stand-ready performance obligation that is distinct from the license performance obligation and recognized over the PCS term.

The Company also provides various professional services to customers with software licenses. These include project management, software implementation, and software modification services. Revenues from arrangements to provide professional services are generally distinct from the other promises in the contract(s) and are recognized as the related services are performed. Consideration received under these arrangements is either fixed fee or on a time-and-materials basis, which represents variable consideration that must be estimated using the most likely amount based on the range of hours expected to be incurred in providing the services.

The Company estimates the stand-alone selling price ("SSP") for maintenance and professional services based on observable stand-alone sales. The Company applies the residual approach to estimate the SSP for software licenses.

Refer to Note 9, *Segment Information*, for further details, including disaggregation of revenue based on primary solution category and geographic location.

Significant Judgments

The Company applies judgment in determining the customer's ability and intention to pay, which is based on a variety of factors including the customer's historical payment experience or, in the case of a new customer, published credit and financial information.

The Company also applies judgment in determining the term of an arrangement when early termination rights are provided to the customer.

The Company's software license arrangements with its customers often include multiple promises to transfer licensed software products and services. Determining whether the products and/or services are distinct performance obligations that should be accounted for separately may require significant judgment.

The Company's SaaS and PaaS arrangements may include variable consideration in the form of usage-based fees. If the arrangement that includes variable consideration in the form of usage-based fees does not meet the allocation exception for variable consideration, the Company estimates the amount of variable consideration at the outset of the arrangement using either the expected value or most likely amount method, depending on the specifics of each arrangement. These estimates are constrained to the extent that it is probable that a significant reversal of incremental revenue will not occur and are updated each reporting period as additional information becomes available.

Judgment is used in determining: (1) whether the financing component in a software license agreement is significant and, if so, (2) the discount rate used in calculating the significant financing component. The Company assesses the significance of the financing component based on the ratio of license fees paid over time to total license fees. If determined to be significant, the financing component is calculated using a rate that discounts the license fees to the cash selling price.

Judgment is also used in assessing whether the extension of payment terms in a software license arrangement results in variable consideration and, if so, the amount to be included in the transaction price. The Company applies the portfolio approach to estimate the amount of variable consideration in these arrangements using the most likely amount method that is based on the Company's historical collection experience under similar arrangements.

Significant judgment is required to determine the SSP for each performance obligation, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to be entitled to in exchange for the related product and/or service. As the selling prices of the Company's software licenses are highly variable, the Company estimates SSP of its software licenses using the residual approach when the software license is sold with other services and observable SSPs exist for the other services. The Company uses a range of amounts to estimate SSP for maintenance and services. These ranges are based on stand-alone sales and vary based on the type of service and geographic region. If the SSP of a performance obligation is not directly observable, the Company will maximize observable inputs to determine its SSP.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records an accrued receivable when revenue is recognized prior to invoicing and the Company's right to consideration only requires the passage of time, or deferred revenue when revenue is recognized subsequent to invoicing.

Total receivables represent amounts billed and amounts earned that are to be billed in the future (i.e. accrued receivables). Included in accrued receivables are services and SaaS and PaaS revenues earned in the current period but billed in the following period and amounts due under multi-year software license arrangements with extended payment terms for which the Company has an unconditional right to invoice and receive payment subsequent to invoicing.

Total receivables, net is comprised of the following (in thousands):

| | December 31, | |
	2025	2024
Billed receivables	$ 203,506	$ 198,486
Allowance for doubtful accounts	(1,269)	(1,758)
Billed receivables, net	202,237	196,728
Current accrued receivables, net	243,629	217,671
Long-term accrued receivables, net	391,719	360,079
Total accrued receivables, net	635,348	577,750
Total receivables, net	$ 837,585	$ 774,478

No customer accounted for more than 10% of the Company's consolidated receivables balance as of December 31, 2025 and December 31, 2024.

The Company maintains an allowance for doubtful accounts for expected future credit losses that is calculated based on historical experience, current economic trends, and expectations of near term economic trends. The Company regularly monitors its credit risk exposures in consolidated receivables.

The following reflects activity in the Company's allowance for doubtful accounts receivable for the periods indicated (in thousands):

| | | Years Ended December 31, | |
	2025	2024	2023
Balance, beginning of period	$ (1,758)	$ (4,295)	$ (3,779)
Provision (increase) decrease	125	(325)	(526)
Amounts written off, net of recoveries	418	2,839	43
Foreign currency translation adjustments and other	(54)	23	(33)
Balance, end of period	$ (1,269)	$ (1,758)	$ (4,295)

Provision adjustments recorded in general and administrative expense during the years ended December 31, 2025, December 31, 2024, and 2023, reflect adjustments in the allowance for doubtful accounts based upon collection experience, net of collection of customer-specific receivables that were previously reserved for as doubtful of collection.

Deferred revenue includes amounts due or received from customers for software licenses, maintenance, services, and/or SaaS and PaaS services in advance of recording the related revenue.

Changes in deferred revenue were as follows (in thousands):

Balance, December 31, 2023	$ 84,360
Deferral of revenue	141,811
Recognition of deferred revenue	(129,483)
Foreign currency translation	(1,965)
Balance, December 31, 2024	94,723
Deferral of revenue	128,379
Recognition of deferred revenue	(138,627)
Foreign currency translation	2,782
Balance, December 31, 2025	$ 87,257

Revenue allocated to remaining performance obligations represents contracted revenue that will be recognized in future periods, which is comprised of deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. This does not include:

- Revenue that will be recognized in future periods from capacity overages that are accounted for as a usage-based royalty.

- SaaS and PaaS revenue from variable consideration that will be recognized in accordance with the 'right to invoice' practical expedient or meets the allocation objective.

Revenue allocated to remaining performance obligations was $689.3 million as of December 31, 2025, of which the Company expects to recognize approximately 55% over the next 12 months and the remainder thereafter.

During the year ended December 31, 2025, the revenue recognized by the Company from performance obligations satisfied in previous periods was $58.7 million.

Costs to Obtain and Fulfill a Contract

The Company accounts for costs to obtain and fulfill its contracts in accordance with ASC 340-40.

The Company capitalizes certain of its sales commissions that meet the definition of incremental costs of obtaining a contract and for which the amortization period is greater than one year. The costs associated with those sales commissions are capitalized during the period in which the Company becomes obligated to pay the commissions and are amortized over the period in which the related products or services are transferred to the customer. As of December 31, 2025 and 2024, $1.5 million and $2.0 million of these costs are included in other current assets, respectively, and $9.2 million and $9.9 million of these costs are included in other noncurrent assets, respectively, on the consolidated balance sheets. During the years ended December 31, 2025 and 2024, the Company recognized $6.8 million and $8.7 million of sales commission expense, respectively, related to the amortization of these costs, which is included in selling and marketing expense on the consolidated statements of operations.

The Company capitalizes costs incurred to fulfill its contracts that: (1) relate directly to the arrangement, (2) are expected to generate resources that will be used to satisfy the Company's performance obligation under the arrangement, and (3) are expected to be recovered through revenue generated under the arrangement. Contract fulfillment costs are expensed as the Company transfers the related services to the customer. As of December 31, 2025 and 2024, less than $0.1 million of these costs are included in other current assets, and $7.6 million and $9.4 million of these costs are included in other noncurrent assets, respectively, on the consolidated balance sheets. The amounts capitalized primarily relate to direct costs that enhance resources under the Company's SaaS and PaaS arrangements. During the years ended December 31, 2025 and 2024, the Company recognized $5.4 million and $3.6 million of expense, respectively, related to the amortization of these costs, which is included in cost of revenue on the consolidated statements of operations.

3. Debt

As of December 31, 2025, the Company had $200.0 million and $622.5 million outstanding under its Revolving Credit Facility and Term Loans, respectively, with up to $398.1 million of unused borrowings under the Revolving Credit Facility portion of the Credit Agreement, as amended, and up to $1.9 million of unused borrowings under the Letter of Credit agreements. The amount of unused borrowings actually available varies in accordance with the terms of the agreement.

Credit Agreement

On February 26, 2024, ACI Worldwide, Inc. (the "Company") entered into a Refinance Amendment (the "Amendment") to the Second Amended and Restated Credit Agreement, dated as of April 5, 2019 (as amended, restated, supplemented or otherwise modified from time to time, including by the Amendment, the "Credit Agreement") among the Company, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent and a lender, BofA Securities, Inc., PNC Capital Markets LLC, Wells Fargo Securities, LLC, and TD Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners, and the other financial institutions party thereto.

The Amendment (i) provides a senior secured term loan facility (the "Term Loan Facility") in an aggregate principal amount of $500 million, (ii) provides a senior secured revolving credit facility (the "Revolving Loan Facility" and together with the Term Loan Facility, the "Credit Facilities") of up to $600 million, and (iii) extends the maturity date of the Facilities to February 26, 2029 (the "Maturity Date"), provided that if any of the Company's 5.750% Senior Notes due 2026 are outstanding on the date that is 91 days before the maturity thereof (the "Springing Maturity Date"), and the Company does not have sufficient liquidity as of such date, the Maturity Date will be the Springing Maturity Date. The Revolving Loan Facility includes a $35 million sublimit for the issuance of standby letters of credit and a $20 million sublimit for swingline loans. Amounts repaid under the Revolving Facility may be reborrowed.

On June 18, 2025, the Company entered into a Lender Addition and Acknowledgement Agreement with Bank of America, N.A., under the Credit Facility for an Incremental Term Loan of $200.0 million. This Incremental Term Loan is subject to all the terms and provisions of the Credit Facility.

Borrowings under the Credit Facilities bear interest at a rate equal to, at borrower's option, either (A) a base rate determined by reference to the highest of (1) the rate of interest per annum publicly announced by Bank of America as its prime rate, (2) the federal funds effective rate plus 0.5%, (3) term Secured Overnight Financing Rate ("SOFR") plus 1%, and (4) 1% or (B) term SOFR for applicable interest period relevant to such borrowing, in each case plus an applicable margin. The applicable margin for borrowings under the Credit Facilities is, based on the calculation of the applicable consolidated total leverage ratio, between 0.5% to 1.5% with respect to base rate borrowings and between 1.5% and 2.5% with respect to term SOFR rate borrowings. Interest is due and payable monthly. The interest rate in effect for the Credit Facility as of December 31, 2025, was 5.57%.

The Company is also required to pay customary fees under the Credit Facilities, including (a) a commitment fee related to the unutilized commitments under the Revolving Credit Facility, (b) letter of credit fees including fronting fees and commissions on the maximum amount available to be drawn under all outstanding letters of credit, and (c) agency fees.

The Company's subsidiaries, ACI Worldwide Corp. and ACI Payments, Inc. are co-borrowers under the Credit Agreement. The obligations of the borrowers under the Credit Facilities and the obligations of the Company and its subsidiaries under cash management arrangements entered into with lenders under the Credit Facilities (or affiliates thereof) are jointly and severally guaranteed by the Company and all of its existing and future material domestic subsidiaries, subject to certain exclusions. The obligations of the borrowers in respect of the Credit Facilities are secured by first-priority security interests in substantially all assets of the borrowers, including 100% of the capital stock of each domestic subsidiary of the borrower and 65% of the voting capital stock of each foreign subsidiary that is directly owned by a borrower, in each case subject to certain exclusions set forth in the Credit Agreement.

The Credit Agreement contains financial covenants that require the Company to maintain, as of the end of any fiscal quarter, (i) a consolidated total net leverage ratio of less than or equal to 4.25 to 1.00, (ii) a consolidated senior secured net leverage ratio of less than or equal to 3.75 to 1.00, and (iii) a minimum consolidated interest coverage ratio of greater than or equal to 3.00 to 1.00, in each case subject to certain exclusions as set forth in the Credit Agreement.

Letters of Credit

From time to time the Company enters into standby letters of credit under the terms of the Credit Agreement. These letters of credit typically have one-year terms and may include auto-renewal terms without notice of intent to terminate the agreement. As of December 31, 2025, the Company had two letter of credit agreements outstanding for a total of $1.9 million.

The letters of credit reduce the maximum available borrowings under the Revolving Credit Facility to $598.1 million. Upon expiration of the letters of credit, maximum borrowings would return to $600.0 million.

Senior Notes

On August 21, 2018, the Company completed a $400.0 million offering of the 2026 Notes at an issue price of 100% of the principal amount in a private placement for resale to qualified institutional buyers. The 2026 Notes bore interest at an annual rate of 5.750%, payable semi-annually in arrears on February 15 and August 15 of each year, which commenced on February 15, 2019. The 2026 Notes were scheduled to mature on August 15, 2026. On June 18, 2025, the Company redeemed the 2026 Notes in full as provided for under the terms.

Maturities on debt outstanding at December 31, 2025, are as follows (in thousands):

Fiscal Year Ending December 31,	
2026	$ 42,500
2027	42,500
2028	45,000
2029	692,500
2030	—
Thereafter	—
Total	$ 822,500

The Revolving Credit Facility does not amortize. The Term Loans do amortize, with principal payable in consecutive quarterly installments.

The Credit Agreement contains certain customary affirmative covenants and negative covenants that, among other things, limit or restrict, subject to certain exceptions, the incurrence of liens, indebtedness of subsidiaries, mergers, advances, investments, acquisitions, transactions with affiliates, change in nature of business, and the sale of the assets. In addition, the Credit Agreement contains certain customary mandatory prepayment provisions. As specified in the Credit Agreement, if certain events occur and continue, the Company may be required to repay all amounts outstanding under the Credit Facility. As of December 31, 2025, and at all times during the period, the Company was in compliance with its financial debt covenants.

Total debt is comprised of the following (in thousands):

	December 31,	
	2025	2024
Term loans	$ 622,500	$ 462,500
Revolving credit facility	200,000	70,000
5.750% Senior Notes, due August 2026	—	400,000
Debt issuance costs	(4,892)	(7,923)
Total debt	817,608	924,577
Less: current portion of term loans	42,500	37,500
Less: current portion of debt issuance costs	(1,559)	(2,572)
Total long-term debt	$ 776,667	$ 889,649

Overdraft Facility

In 2019, the Company and ACI Payments, Inc. entered in to an uncommitted overdraft facility with Bank of America, N.A. The overdraft facility bears interest at the federal funds effective rate plus 2.25% based on the Company's average outstanding balance and the frequency in which overdrafts occur. The overdraft facility acts as a secured loan under the terms of the Credit Agreement to provide an additional funding mechanism for timing differences that can occur in the bill payment settlement process. Amounts outstanding on the overdraft facility are included in other current liabilities in the consolidated balance sheet. As of December 31, 2025 and 2024, there was $75.0 million available and no amount outstanding on the overdraft facility.

Other

The Company finances certain multi-year license agreements for internal-use software. Upon execution, these arrangements are treated as a non-cash investing and financing activity for purposes of the consolidated statements of cash flows. During the year ended December 31, 2025, the Company financed certain multi-year license agreements for internal-use software for $14.3 million, with annual payments through May 2027. As of December 31, 2025, $9.5 million was outstanding on these agreements, of which $4.8 million and $4.7 million is included in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheet.

4. Software and Other Intangible Assets

The carrying amount and accumulated amortization of the Company's software assets subject to amortization at each balance sheet date are as follows (in thousands):

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Software for internal use	$ 471,173	$ (394,851)	$ 76,322	$ 488,257	$ (395,364)	$ 92,893
Software for resale	106,594	(105,393)	1,201	102,979	(102,979)	—
Total software	$ 577,767	$ (500,244)	$ 77,523	$ 591,236	$ (498,343)	$ 92,893

Software for internal use amortization expense recorded during the years ended December 31, 2025, 2024, and 2023, totaled $62.9 million, $63.3 million, and $64.8 million, respectively. These software amortization expense amounts are reflected in depreciation and amortization in the consolidated statements of operations.

Software for resale amortization expense recorded during the year ended December 31, 2025 totaled $0.1 million. There was no software for resale amortization expense recorded during the years ended December 31, 2024 and 2023. These software amortization expense amounts are reflected in cost of revenue in the consolidated statements of operations.

The carrying amount and accumulated amortization of the Company's other intangible assets subject to amortization at each balance sheet date are as follows (in thousands):

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Customer relationships	$ 453,414	$ (306,352)	$ 147,062	$ 444,385	$ (279,008)	$ 165,377
Trademarks and trade names	22,235	(22,235)	—	21,685	(21,685)	—
Total other intangible assets	$ 475,649	$ (328,587)	$ 147,062	$ 466,070	$ (300,693)	$ 165,377

Other intangible assets amortization expense recorded during the years ended December 31, 2025, 2024, and 2023, totaled $21.1 million, $29.5 million, and $33.8 million, respectively. Customer relationships amortization expense amounts are reflected in depreciation and amortization in the consolidated statements of operations.

Based on capitalized intangible assets as of December 31, 2025, estimated amortization expense amounts in future fiscal years are as follows (in thousands):

Fiscal Year Ending December 31,		Software Amortization		Other Intangible Assets Amortization
2026	$	45,619	$	21,326
2027		21,629		21,040
2028		8,232		18,637
2029		1,448		18,019
2030		529		17,762
Thereafter		66		50,278
Total	$	77,523	$	147,062

5. Stock-Based Compensation Plans

Employee Stock Purchase Plan

On April 6, 2017, the Board approved the 2017 Employee Stock Purchase Plan ("2017 ESPP"), which was approved by shareholders at the 2017 Annual Shareholder meeting. The 2017 ESPP provides employees with an opportunity to purchase shares of the Company's common stock. Under the Company's 2017 ESPP, a total of 3,000,000 shares of the Company's common stock have been reserved for issuance to eligible employees. Participating employees are permitted to designate up to the lesser of $25,000 or 10% of their annual base compensation for the purchase of common stock under the ESPP. Purchases under the ESPP are made one calendar month after the end of each fiscal quarter. The price for shares of common stock purchased under the ESPP is 85% of the stock's fair market value on the last business day of the three-month participation period.

Additionally, the discount offered pursuant to the Company's ESPP discussed above is 15%, which exceeds the 5% non-compensatory guideline in ASC 718 and exceeds the Company's estimated cost of raising capital. Consequently, the entire 15% discount to employees is deemed to be compensatory for purposes of calculating expense using a fair value method. Compensation expense related to the ESPP was approximately $0.6 million for the year ended December 31, 2025, and $0.5 million for both the years ended December 31, 2024 and 2023.

Stock Incentive Plans – Active Plans

2020 Equity and Incentive Compensation Plan

On June 9, 2020, upon recommendation of the Board, stockholders approved the ACI Worldwide, Inc. 2020 Equity and Incentive Compensation Plan (the "2020 Plan"). The 2020 Plan authorizes the Board to provide for equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, dividend equivalents, and certain other awards, including those denominated or payable in, or otherwise based on, the Company's common stock ("awards"). The purpose of the 2020 Plan is to provide incentives and rewards for service and/or performance by providing awards to non-employee directors, officers, other employees, and certain consultants and other service providers of the Company and its subsidiaries. Following the approval of the 2020 Plan, the 2016 Equity and Performance Incentive Plan (the "2016 Incentive Plan") was terminated. Termination of the 2016 Incentive Plan did not affect any equity awards outstanding under the 2016 Incentive Plan.

Subject to adjustment and share counting rules as described in the 2020 Plan, a total of 6,658,754 shares of common stock are available for awards granted under the 2020 Plan. Shares underlying certain awards under the 2020 Plan, the Company's 2005 Equity and Performance Incentive Plan (the "2005 Incentive Plan"), and the 2016 Incentive Plan (each including as amended or amended and restated) that are cancelled or forfeited, expire, are settled for cash, or are unearned after June 9, 2020, will again be available under the 2020 Plan.

The Board generally will be able to amend the 2020 Plan, subject to stockholder approval in certain circumstances, as described in the 2020 Plan.

2016 Equity and Performance Incentive Plan

The Company's 2016 Incentive Plan provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, performance awards, and other awards. The 2016 Incentive Plan was adopted by the stockholders on June 14, 2016. Following the adoption of the 2016 Incentive Plan, the 2005 Incentive Plan was terminated. Subject to adjustment in certain circumstances, the maximum number of shares of common stock that was issued or transferred in connection with awards granted under the 2016 Incentive Plan was the sum of (i) 8,000,000 shares of common stock and (ii) any shares of common stock that were represented by options previously granted under the 2005 Incentive Plan which were subsequently forfeited, expired, or cancelled without delivery of common stock or which resulted in the forfeiture or relinquishment of common stock back to the Company.

2005 Equity and Performance Incentive Plan

The Company's 2005 Incentive Plan, as amended, under which shares of the Company's common stock were reserved for issuance to eligible employees or non-employee directors of the Company. The 2005 Incentive Plan provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, performance awards, and other awards. The maximum number of shares of the Company's common stock that was issued or transferred in connection with awards granted under the 2005 Incentive Plan was the sum of (i) 23,250,000 shares and (ii) any shares represented by outstanding options that had been granted under designated terminated stock option plans that were subsequently forfeited, expired, or are cancelled without delivery of the Company's common stock.

Stock Options

Stock options granted pursuant to the Company's incentive plans were granted at an exercise price not less than the market value per share of the Company's common stock on the date of grant. The term of the outstanding options may not exceed ten years nor be less than one year. Vesting of options is determined by the compensation committee of the Board and the administrator of the respective plan and can vary based upon the individual award agreements. In addition, outstanding options do not have dividend equivalent rights associated with them.

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of In-the-Money Options ($)
Outstanding, December 31, 2024	539,270	$ 18.65		
Exercised	(432,070)	18.28		
Outstanding, December 31, 2025	107,200	$ 20.11	0.72	$ 2,968,912
Exercisable, December 31, 2025	107,200	$ 20.11	0.72	$ 2,968,912

The Company did not grant stock options during the years ended December 31, 2025, 2024, and 2023. The total intrinsic value of stock options exercised during the years ended December 31, 2025, 2024, and 2023, was $12.9 million, $10.9 million, and $2.1 million, respectively.

Performance Share Awards

During the years ended December 31, 2025, 2024, and 2023, pursuant to the 2020 Plan, the Company granted performance share awards with a total shareholder return component ("TSRs"). These performance share awards are earned, if at all, based upon achievement, over a specific period that must not be less than one year and is typically a three-year performance period. The awards have operating performance goals that include (i) adjusted EBITDA metrics and (ii) revenue growth rates as determined by the Company with a TSR multiplier up to plus or minus 20%. Up to 200% of the performance shares could be earned upon achievement of the performance goals, including the multiplier. To determine the grant date fair value of the TSRs, a Monte Carlo simulation model is used. The Company recognizes compensation expense for the TSRs over the performance period based on the grant date fair value. On a quarterly basis, management evaluates the probability that the threshold performance goals will be achieved, if at all, and the anticipated level of attainment to determine the amount of compensation expense to record in the consolidated financial statements.

A summary of nonvested TSRs is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	952,481	$ 35.21
Granted	459,741	59.78
Vested	(507,754)	42.99
Forfeited	(99,739)	44.50
Change in payout rate	253,877	42.99
Nonvested as of December 31, 2025	1,058,606	$ 43.22

During the year ended December 31, 2025, a total of 507,754 TSRs granted in fiscal 2022 vested and achieved a payout rate of 200% based on the Company's total shareholder return as compared to a group of peer companies over a three-year performance period. The Company withheld 173,120 of those shares to pay the employee's portion of the minimum payroll withholding taxes.

The fair value of TSRs granted during the years ended December 31, 2025, 2024, and 2023, were estimated on the date of grant using the Monte Carlo simulation model, acceptable under ASC 718, using the following weighted-average assumptions:

	Years Ended December 31,		
	2025	**2024**	**2023**
Expected life (years)	2.3	2.7	2.9
Risk-free interest rate	4.0 %	4.4 %	3.6 %
Volatility	33.2 %	36.8 %	37.1 %
Expected dividend yield	—	—	—

Restricted Share Units

During the years ended December 31, 2025, 2024, and 2023, pursuant to the 2020 Plan, the Company granted restricted share unit awards ("RSUs"). RSUs generally have requisite service periods of three years and may vest 100% upon the three-year anniversary or in equal increments quarterly or annually. RSUs granted to the Board vest one year from grant or as of the next annual shareholders meeting, whichever is earlier. Under each arrangement, RSUs are issued without direct cost to the recipient on the vesting date. The Company estimates the fair value of the RSUs based upon the market price of the Company's stock on the date of grant. The Company recognizes compensation expense for RSUs on a straight-line basis over the requisite service period.

A summary of nonvested RSUs is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	1,727,524	$	29.95
Granted	1,418,999		51.96
Vested	(1,203,355)		32.28
Forfeited	(232,576)		38.24
Nonvested as of December 31, 2025	1,710,592	$	44.14

During the year ended December 31, 2025, a total of 1,203,355 RSUs vested. The Company withheld 386,348 of those shares to pay the employees' portion of the minimum payroll withholding taxes. Certain RSUs vest upon retirement eligibility, but settle on the original contractual settlement date. These awards are reflected as vested when retirement eligibility is achieved and remain outstanding but unsettled until delivery occurs.

As of December 31, 2025, there was unrecognized compensation expense of $67.6 million related to RSUs and $17.1 million related to TSRs, which the Company expects to recognize over a weighted average period of 2.1 years and 1.5 years, respectively.

The Company recorded stock-based compensation expense recognized under ASC 718 during the years ended December 31, 2025, 2024, and 2023, of $70.6 million, $41.3 million, and $24.5 million, respectively, with corresponding tax benefits of $9.9 million, $6.7 million, and $4.5 million, respectively.

6. Common Stock and Treasury Stock

In 2005, the Board approved a stock repurchase program authorizing the Company, as market and business conditions warrant, to acquire its common stock and periodically authorizes additional funds for the program. In October 2025, the Board approved the repurchase of the Company's common stock of up to $500.0 million, in place of the remaining purchase amounts previously authorized.

The Company repurchased 4,179,747 shares for $203.8 million under the program for the year ended December 31, 2025. Under the program to date, the Company has repurchased 67,047,584 shares for approximately $1.3 billion. As of December 31, 2025, the maximum remaining amount authorized for purchase under the stock repurchase program was $456.4 million.

Subsequent to December 31, 2025, the Company has repurchased additional shares under the repurchase program.

In 2006, the Company began to issue shares of treasury stock upon exercise of stock options, payment of earned performance shares (TSRs), vesting of RSUs, and for issuances of common stock pursuant to the Company's ESPP. Treasury shares issued by award type are as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Stock options	432,070	334,242	343,093
TSRs	507,754	—	—
RSUs	1,176,271	1,020,408	666,026
ESPP	80,278	89,071	140,992
Total treasury shares issued	2,196,373	1,443,721	1,150,111

7. Earnings Per Share

Basic earnings per share is computed in accordance with ASC 260, *Earnings per Share,* based on weighted average outstanding common shares. Diluted earnings per share is computed based on basic weighted average outstanding common shares adjusted for the dilutive effect of stock options, RSUs, and certain contingently issuable shares for which performance targets have been achieved.

The following table reconciles the weighted average share amounts used to compute both basic and diluted earnings per share (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Weighted average shares outstanding:			
Basic weighted average shares outstanding	103,956	105,491	108,497
Add: Dilutive effect of stock options, RSUs, and contingently issuable shares	849	1,002	360
Diluted weighted average shares outstanding	104,805	106,493	108,857

The diluted earnings per share computation excludes 1.7 million, 1.1 million, and 1.3 million options to purchase shares, RSUs, and contingently issuable shares during the years ended December 31, 2025, 2024, and 2023, respectively, as their effect would be anti-dilutive.

Common stock outstanding as of December 31, 2025 and 2024, was 102,712,071 and 105,254,913, respectively.

8. Other, Net

Other, net is comprised of the following items (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
Foreign currency transaction losses	$	(5,105)	$	(2,144)	$	(8,322)
Gain on sale of equity investment		25,927		—		—
Loss on extinguishment of debt		(1,093)		—		—
Equity investment earnings		—		955		318
Other		—		8		(506)
Total other, net	$	19,729	$	(1,181)	$	(8,510)

The loss on extinguishment of debt represents the loss on redemption of the 2026 Notes as discussed in Note 3, Debt.

9. Segment Information

In 2025, the Company made a change in organizational structure to align with its strategic direction. As a result of this change, the Company reassessed its segment reporting structure due to changes in leadership structure and how the Company's chief operating decision maker ("CODM") assesses the Company's performance and allocates resources. Beginning in the first quarter of 2025, the Company reported financial performance based on its new operating segments, Payment Software, which includes bank and merchant customers, and Biller. The Company continues to use Segment Adjusted EBITDA as a measure of segment profitability.

The Company's Chief Executive Officer is also the chief operating decision maker. The CODM, together with other senior management personnel, focus their review on consolidated financial information and the allocation of resources based on operating results, including revenues and Segment Adjusted EBITDA, for each segment, separate from corporate operations. No operating segments have been aggregated to form the reportable segments.

Payment Software. Payment Software drives payments orchestration for banks and merchants. ACI provides payment solutions to large and mid-sized banks globally for retail banking, digital, and other payment services. These solutions transform banks' complex payment environments to speed time to market, reduce costs, and deliver a consistent experience to customers across channels while enabling them to prevent and rapidly react to fraudulent activity. In addition, they enable banks to meet the requirements of different payments schemes and to quickly create differentiated products to meet consumer, business, and merchant demands. ACI's support of merchants globally includes Tier 1 and Tier 2 merchants (in-store and online), payment service providers, independent selling organizations, value-added resellers, and acquirers who service them. These customers operate in a variety of verticals, including general retail, grocery, hospitality, dining, travel and ticketing, and others. The Company's solutions provide merchants with a secure, omnichannel payments platform that gives them flexibility and independence. The Company also offers secure solutions to online-only merchants that provide consumers with a convenient and seamless way to shop.

Biller. Within the Biller segment, ACI provides electronic bill presentment and payment services to companies operating in the consumer finance, insurance, healthcare, higher education, utility, government, mortgage, subscription provider, and telecommunications categories. The solutions enable these customers to support a wide range of payment options and types as well as provide a convenient consumer payments experience that helps billers optimize growth and operational efficiencies while improving customer experience. ACI also provides fraud abuse protection to its Biller customers leveraging its proven AI, human, and data capabilities.

Revenue is attributed to the reportable segments based upon customer and product. Expenses are attributed to the reportable segments in one of three methods: (1) direct costs of the segment, (2) labor costs that can be attributed based upon time tracking for individual projects, or (3) costs that are allocated. Allocated costs are generally marketing and sales related activities.

Segment Adjusted EBITDA is the measure reported to the CODM for purposes of making decisions on allocating resources and assessing the performance of the Company's segments, including budget and forecast-to-actual variances, and, therefore, Segment Adjusted EBITDA is presented in conformity with ASC 280, *Segment Reporting*. Segment Adjusted EBITDA is defined as earnings from operations before interest, income tax expense (benefit), depreciation and amortization ("EBITDA") adjusted to exclude net other income (expense).

Corporate and unallocated expenses includes global facilities and information technology costs and long-term product roadmap expenses in addition to corporate overhead costs that are not allocated to reportable segments. The overhead costs relate to human resources, finance, legal, accounting, and merger and acquisition activity. These costs along with depreciation and amortization and stock-based compensation are not considered when management evaluates segment performance.

The following is selected financial data for the Company's reportable segments for the periods indicated (in thousands):

	Year Ended December 31, 2025		
	Payment Software	Biller	Total
Revenues	$ 942,053	$ 817,729	$ 1,759,782
Less:			
Interchange [a]	—	554,592	554,592
Global technology and innovation [b]	268,498	48,683	317,181
Other segment items [c]	129,834	73,722	203,556
Segment Adjusted EBITDA	$ 543,721	$ 140,732	$ 684,453
Reconciliation of income before income taxes			
Depreciation and amortization			(96,948)
Stock-based compensation expense			(70,633)
Corporate and unallocated expenses			(186,958)
Interest, net			(42,973)
Other, net			19,729
Income before income taxes			$ 306,670

	Year Ended December 31, 2024		
	Payment Software	Biller	Total
Revenues	$ 867,770	$ 726,518	$ 1,594,288
Less:			
Interchange [a]	—	469,358	469,358
Global technology and innovation [b]	245,597	49,502	295,099
Other segment items [c]	127,106	76,471	203,577
Segment Adjusted EBITDA	$ 495,067	$ 131,187	$ 626,254
Reconciliation of income before income taxes			
Depreciation and amortization			(110,962)
Stock-based compensation expense			(41,281)
Corporate and unallocated expenses			(165,876)
Interest, net			(56,545)
Other, net			(1,181)
Income before income taxes			$ 250,409

	Year Ended December 31, 2023		
	Payment Software	Biller	Total
Revenues	$ 766,667	$ 685,912	$ 1,452,579
Less:			
Interchange [a]	—	421,133	421,133
Global technology and innovation [b]	231,780	45,012	276,792
Other segment items [c]	135,053	77,424	212,477
Segment Adjusted EBITDA	$ 399,834	$ 142,343	$ 542,177
Reconciliation of income before income taxes			
Depreciation and amortization			(122,373)
Stock-based compensation expense			(24,547)
Corporate and unallocated expenses			(174,849)
Interest, net			(64,271)
Other, net			(8,510)
Income before income taxes			$ 147,627

(a) Interchange – Interchange costs include all payment card interchange fees, amounts payable to banks, and payment card processing fees associated with providing services to Biller customers.

(b) Global Technology & Innovation – ("GTI") costs include the costs of maintaining software products, as well as the costs required to deliver, install, and support software at customer sites. It also includes maintenance costs, which are the efforts associated with providing the customer with upgrades, 24-hour help desk, post go-live (remote) support, and production-type support for software that was previously installed at a customer location. GTI includes costs to provide SaaS and PaaS services including our data center operations. Service costs, including human resource and other incidental costs such as travel and training required for both pre go-live and post go-live support, are included. Such efforts include project management, delivery, product customization and implementation, installation support, consulting, configuration, and on-site support. GTI also includes research and development expenses which are primarily human resource costs related to the creation of new products, improvements made to existing products, as well as compatibility with new operating system releases and generations of hardware.

(c) Other segment items – other includes selling and marketing, product management, third-party royalties and other cost of goods sold excluding interchange. Selling and marketing costs, which are the costs related to selling our products to current and prospective customers as well as the costs related to promoting the Company, its products and the research efforts required to measure customers' future needs and satisfaction levels. Selling costs are primarily the human resource and travel costs related to the effort expended to license our products and services to current and potential clients within defined territories and/or industries as well as the management of the overall relationship with customer accounts. Selling costs also include the costs associated with assisting distributors in their efforts to sell our products and services in their respective local markets. Product management costs are primarily the human resource costs related to developing and documenting our product requirements.

Assets are not allocated to segments, and the Company's CODM does not evaluate operating segments using discrete asset information.

The following is revenue by primary solution category for the Company's reportable segments for the periods indicated (in thousands):

	Year Ended December 31, 2025		
	Payment Software	Biller	Total
Primary Solution Categories			
Bill Payments	$ —	$ 817,729	$ 817,729
Merchant Payments	170,670		170,670
Payments Intelligence	53,270	—	53,270
Real-Time Payments	138,283	—	138,283
Issuing and Acquiring	579,830	—	579,830
Total	$ 942,053	$ 817,729	$ 1,759,782

	Year Ended December 31, 2024		
	Payment Software	Biller	Total
Primary Solution Categories			
Bill Payments	$ —	$ 726,518	$ 726,518
Merchant Payments	165,910		165,910
Payments Intelligence	52,412	—	52,412
Real-Time Payments	126,740	—	126,740
Issuing and Acquiring	522,708	—	522,708
Total	$ 867,770	$ 726,518	$ 1,594,288

	Year Ended December 31, 2023		
	Payment Software	Biller	Total
Primary Solution Categories			
Bill Payments	$ —	$ 685,912	$ 685,912
Digital Business Banking	2,792	—	2,792
Merchant Payments	150,616	—	150,616
Payments Intelligence	63,503	—	63,503
Real-Time Payments	128,957	—	128,957
Issuing and Acquiring	420,799	—	420,799
Total	$ 766,667	$ 685,912	$ 1,452,579

The following is revenue by the Company's reportable segments for the periods indicated (in thousands):

		Year Ended December 31,				
		2025		**2024**		**2023**
Payment Software						
Software as a service and platform as a service	$	190,719	$	171,461	$	163,331
License		461,505		412,306		321,224
Maintenance		201,280		190,763		204,972
Services		88,549		93,240		77,140
Total	$	942,053	$	867,770	$	766,667
Biller						
Software as a service and platform as a service	$	817,729	$	726,518	$	685,816
Maintenance		—		—		96
Total	$	817,729	$	726,518	$	685,912

The following is the Company's revenue by geographic location for the periods indicated (in thousands):

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue						
United States	$	1,014,168	$	931,051	$	887,168
Other		745,614		663,237		565,411
Total	$	1,759,782	$	1,594,288	$	1,452,579

The following is the Company's long-lived assets by geographic location for the periods indicated (in thousands):

		December 31,		
		2025		**2024**
Long-lived Assets				
United States	$	1,106,051	$	1,169,965
Other		836,618		791,793
Total	$	1,942,669	$	1,961,758

No single customer accounted for more than 10% of the Company's consolidated revenues during the years ended December 31, 2025, 2024, and 2023. No other country outside the United States accounted for more than 10% of the Company's consolidated revenues during the years ended December 31, 2025, 2024, and 2023.

10. Income Taxes

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into U.S. tax law. OBBBA includes a broad range of tax reform provisions, such as the permanent extension of certain expiring provisions of the 2017 Tax Cuts and Jobs Act and modifications to the international tax framework. The enactment of OBBBA did not have a material impact on the Company's results of operations, financial position, or cash flows for the year.

For financial reporting purposes, income (loss) before income taxes includes the following components (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
United States	$	6,302	$	32,443	$	(8,342)
Foreign		300,368		217,966		155,969
Total	$	306,670	$	250,409	$	147,627

The expense (benefit) for income taxes consists of the following (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
Federal						
Current	$	944	$	10,062	$	(3,490)
Deferred		(348)		(12,919)		(6,306)
Total		596		(2,857)		(9,796)
State						
Current		1,407		3,069		(2,327)
Deferred		749		(2,390)		797
Total		2,156		679		(1,530)
Foreign						
Current		76,718		47,290		36,020
Deferred		542		2,179		1,424
Total		77,260		49,469		37,444
Total	$	80,012	$	47,291	$	26,118

Differences between the income tax expense computed at the statutory federal income tax rate and per the consolidated statements of operations, after adoption of ASU 2023-09, are summarized as follows (in thousands):

		Year Ended December 31,	
		2025	
		Amount	**Percent**
U.S. federal statutory tax rate	$	64,401	21.00 %
State and local income taxes, net of federal income tax effect (1)		1,712	0.56
Foreign tax effects			
Ireland			
Statutory tax rate difference between Ireland and United States		(17,010)	(5.55)
Withholding tax on royalties and service income		19,190	6.26
Other		1,088	0.35
India			
Withholding tax on dividends		5,926	1.93
Other		(2,218)	(0.72)
Other foreign jurisdictions		7,449	2.43
Effect of changes in tax laws or rates enacted in the current period		—	—
Effect of cross-border tax laws			
Other		529	0.17
Tax credits			
Other		(3,059)	(1.00)
Changes in valuation allowances		1,476	0.48
Nontaxable or nondeductible items			
Other		855	0.28
Changes in unrecognized tax benefits		(627)	(0.20)
Other		300	0.10
Effective tax rate	$	80,012	26.09 %

(1) The states that contribute to the majority (greater than 50 percent) of the tax effect include California, Maryland, and New Jersey.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the following is a reconciliation of differences between the income tax expense computed at the statutory federal income tax rate and per the consolidated statements of operations are summarized as follows (in thousands):

| | Years Ended December 31, | |
	2024	2023
Tax expense at federal rate of 21%	$ 52,586	$ 31,002
State income taxes, net of federal benefit	1,558	1,744
Change in valuation allowance	342	1,588
Foreign tax rate differential	(8,081)	(7,658)
Unrecognized tax benefit increase (decrease)	223	(5,726)
Tax effect of foreign operations	5,911	10,350
Tax benefit of research & development	(5,492)	(5,104)
Performance-based compensation	(424)	3,004
Tax effect of divestiture	—	(2,900)
Other	668	(182)
Income tax provision	$ 47,291	$ 26,118

The following table presents supplemental cash flow information related to income taxes paid (net of refunds) by jurisdiction for the year ended December 31, (in thousands):

	2025
Federal	$ 6,807
State and local	2,888
Foreign	
Ireland	57,301
India	9,384
United Kingdom	6,612
All other foreign	7,054
Total	$ 90,046

The deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences at each balance sheet date are as follows (in thousands):

	December 31,	
	2025	**2024**
Deferred income tax assets:		
Net operating loss carryforwards	$ 11,586	$ 13,636
Tax credits	30,623	23,242
Compensation	16,704	16,527
Deferred revenue	9,353	11,273
Operating lease	6,138	6,796
Capitalized research and development	27,096	20,102
Deferred interest	29,759	27,807
Other	3,072	2,455
Gross deferred income tax assets	134,331	121,838
Less: valuation allowance	(18,215)	(13,310)
Net deferred income tax assets	$ 116,116	$ 108,528
Deferred income tax liabilities:		
Depreciation and amortization	$ (35,926)	$ (30,957)
Operating lease right-of-use asset	(5,544)	(6,079)
Unbilled revenue	(10,381)	(7,938)
Withholding tax liability	(29,655)	(30,761)
Total deferred income tax liabilities	(81,506)	(75,735)
Net deferred income taxes	$ 34,610	$ 32,793
Deferred income taxes / liabilities included in the balance sheet are:		
Deferred income tax asset – noncurrent	$ 73,124	$ 72,713
Deferred income tax liability – noncurrent	(38,514)	(39,920)
Net deferred income taxes	$ 34,610	$ 32,793

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carryback opportunities, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowances recorded. At December 31, 2025, valuation allowances recorded primarily related to net operating losses, foreign tax credit carryforwards, and future interest deductions.

At December 31, 2025, the Company had domestic federal tax net operating losses ("NOLs") of $37.6 million, of which $2.9 million may be utilized over an indefinite life, with the remainder beginning to expire in 2027. The Company had deferred tax assets equal to $0.7 million related to domestic state tax NOLs which will begin to expire in 2026. The Company did not have any valuation allowance against the federal tax NOLs but had provided a $0.4 million valuation allowance against the deferred tax asset associated with the state NOLs. The Company had foreign tax NOLs of $11.3 million, of which $11.0 million may be utilized over an indefinite life, with the remainder expiring over the next five years. The Company did not have any valuation allowance against the deferred tax asset associated with the foreign NOLs.

The Company had U.S. foreign tax credit carryforwards at December 31, 2025, of $6.8 million, for which a $4.2 million valuation allowance had been provided. The U.S. foreign tax credits will begin to expire in 2028. The Company had foreign tax credit carryforwards in other foreign jurisdictions at December 31, 2025, of $5.1 million, of which $1.1 million may be utilized over an indefinite life, with the remainder expiring over the next seven years. The Company had provided a $1.7 million valuation allowance against the tax benefit associated with these foreign credits. The Company also had domestic federal general business tax credit carryforwards at December 31, 2025, of $29.8 million, which will begin to expire in 2037 and state general business tax credit carryforwards of $0.5 million, which will begin to expire in 2026.

As of December 31, 2025, deferred taxes for non-United States withholding and other taxes were provided on $74.1 million of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2025 and 2024, the Company recorded a deferred tax liability of $5.1 million and $1.0 million, respectively, related to these non-United States earnings that may be remitted.

As of December 31, 2025 and 2024, the Company had a German interest deduction carryforward of $11.2 million and $9.0 million, respectively, for which a full valuation allowance had been provided. The deferred interest deduction has an indefinite life.

As of December 31, 2025 and 2024, the unrecognized tax benefits were $20.3 million and $21.0 million, respectively, of which $8.7 million and $10.7 million, respectively, are included in other noncurrent liabilities in the consolidated balance sheets. Of the total unrecognized tax benefit amounts as of December 31, 2025 and 2024, $19.7 million and $20.4 million, respectively, represent net unrecognized tax benefits that, if recognized, would have a favorable impact on the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows (in thousands):

		2025		2024		2023
Balance of unrecognized tax benefits at beginning of year	$	21,027	$	20,889	$	26,408
Increases for tax positions of prior years		190		1,159		1,568
Decreases for tax positions of prior years		(1,699)		(1,080)		(6,560)
Increases for tax positions established for the current period		1,989		2,418		3,941
Decreases for settlements with taxing authorities		(299)		(141)		(532)
Reductions resulting from lapse of applicable statute of limitation		(978)		(2,190)		(4,005)
Adjustment resulting from foreign currency translation		78		(28)		69
Balance of unrecognized tax benefits at end of year	$	20,308	$	21,027	$	20,889

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and many foreign jurisdictions. The United States, Ireland, and the United Kingdom are the main taxing jurisdictions in which the Company operates. The years open for audit vary depending on the tax jurisdiction. In the United States, the Company's federal tax return for years following 2021 are open for audit. In the foreign jurisdictions, the tax returns open for audit generally vary by jurisdiction between 2017 and 2024.

The Company is being audited by the Canada Revenue Agency for the years ended December 31, 2019 to 2021, and by the Indian tax authority for fiscal years ended March 31, 2021 to 2023. Other foreign subsidiaries could face challenges from various foreign tax authorities. It is not certain that the local authorities will accept the Company's tax positions. The Company believes its tax positions comply with applicable tax law and intends to vigorously defend its positions. However, differing positions on certain issues could be upheld by tax authorities, which could adversely affect the Company's financial condition and results of operations.

The Company accrues interest related to uncertain tax positions in interest expense or interest income and recognizes penalties related to uncertain tax positions in other income (expense). As of December 31, 2024, $0.4 million was accrued for the payment of interest and penalties related to income tax liabilities. There was no amount accrued for the payment of interest and penalties related to income tax liabilities as of December 31, 2025. For the years ended December 31, 2025, 2024, and 2023, the total expense (benefit) for interest and penalties recorded in the statements of operations was $(0.4) million, $(0.1) million, and $(0.1) million, respectively.

11. Leases

The Company has operating leases primarily for corporate offices and data centers. Excluding office leases, leases with an initial term of 12-months or less that do not include an option to purchase the underlying asset are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term.

The Company's leases typically include certain renewal options to extend the leases for up to 25 years, some of which include options to terminate the leases within one year. The exercise of lease renewal options is at the Company's sole discretion. The Company combines lease and non-lease components of its leases and currently has no leases with options to purchase the leased property. Payments of maintenance and property tax costs paid by the Company are accounted for as variable lease cost, which are expensed as incurred.

The Company has entered into an assignment and assumption of lease agreement with a third-party for one of its corporate offices. The third-party is responsible for making payments directly to the landlord and the related lease's initial term expires on September 30, 2031. During an initial period ending April 30, 2025, the Company was required to make a base rent contribution of less than $0.1 million per month to the third-party, with the third-party responsible for the entirety of the lease payments after that date.

The components of lease cost are as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Operating lease cost	$ 10,871	$ 11,053	$ 13,074
Variable lease cost	1,415	1,266	2,663
Sublease income	(1,693)	(359)	—
Total lease cost	$ 10,593	$ 11,960	$ 15,737

Supplemental cash flow information related to leases is as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 9,410	$ 10,678	$ 14,039
Right-of-use assets obtained in exchange for new lease obligations:			
Operating leases	$ 13,162	$ 4,875	$ 6,359
Non-cash sublease payments			
Operating leases	$ 1,894	$ 602	$ —

Supplemental balance sheet information related to leases is as follows (in thousands, except lease term and discount rate):

	December 31,		
	2025		**2024**
Assets:			
Operating lease right-of-use assets	$ 28,733	$	28,864
Liabilities:			
Other current liabilities	$ 8,856	$	9,265
Operating lease liabilities	22,609		22,592
Total operating lease liabilities	$ 31,465	$	31,857
Weighted average remaining operating lease term (years)	4.49		4.71
Weighted average operating lease discount rate	3.56 %		3.76 %

The Company uses its incremental borrowing rate as the discount rate. As the Company enters into operating leases in multiple jurisdictions and denominated in currencies other than the U.S. dollar, judgment is used to determine the Company's incremental borrowing rate including (1) conversion of its subordinated borrowing rate (using published yield curves) to an unsubordinated and collateralized rate, (2) adjusting the rate to align with the term of each lease, and (3) adjusting the rate to incorporate the effects of the currency in which the lease is denominated.

Maturities on lease liabilities as of December 31, 2025, are as follows (in thousands):

Fiscal Year Ending December 31,	
2026	$ 9,760
2027	8,417
2028	7,015
2029	3,832
2030	2,847
Thereafter	1,579
Total lease payments	33,450
Less: imputed interest	1,985
Total lease liability	$ 31,465

12. Commitments and Contingencies

In accordance with ASC 460, *Guarantees*, the Company recognizes the fair value for guarantee and indemnification arrangements it issues or modifies if these arrangements are within the scope of the interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under the previously existing generally accepted accounting principles, to identify if a loss has occurred. If the Company determines it is probable a loss has occurred, then any estimable loss would be recognized under those guarantees and indemnifications. Under its customer agreements, the Company may agree to indemnify, defend, and hold harmless its customers from and against certain losses, damages, and costs arising from claims alleging that the use of its software infringes the intellectual property of a third-party. Historically, the Company has not been required to pay material amounts in connection with claims asserted under these provisions, and accordingly, the Company has not recorded a liability relating to such provisions.

Under its customer agreements, the Company also may represent and warrant to customers that its software will operate substantially in conformance with its documentation, and that the services the Company performs will be performed in a workmanlike manner by personnel reasonably qualified by experience and expertise to perform their assigned tasks. Historically, only minimal costs have been incurred relating to the satisfaction of warranty claims. In addition, from time to time, the Company

may guarantee the performance of a contract on behalf of one or more of its subsidiaries, or a subsidiary may guarantee the performance of a contract on behalf of another subsidiary.

Other guarantees include promises to indemnify, defend, and hold harmless the Company's executive officers, directors, and certain other key officers. The Company's certificate of incorporation provides that it will indemnify and advance expenses to its directors and officers to the maximum extent permitted by Delaware law. The indemnification covers any expenses and liabilities reasonably incurred by a person, by reason of the fact that such person is, was, or has agreed to be a director or officer, in connection with the investigation, defense, and settlement of any threatened, pending, or completed action, suit, proceeding, or claim. The Company's certificate of incorporation authorizes the use of indemnification agreements, and the Company enters into such agreements with its directors and certain officers from time to time. These indemnification agreements typically provide for a broader scope of the Company's obligation to indemnify the directors and officers than set forth in the certificate of incorporation. The Company's contractual indemnification obligations under these agreements are in addition to the respective directors' and officers' rights under the certificate of incorporation or under Delaware law.

Legal Proceedings

The Company is from time to time subject to various claims, litigation, and investigations. While the Company believes that none of the currently pending matters is reasonably likely to have a material adverse effect on it, there can be no assurance with respect thereto or future matters.

13. Employee Benefit Plans

The Company offers various defined contribution plans for our U.S. and non-U.S. employees. Total defined contribution plan expense was $15.2 million, $13.2 million, and $12.8 million during the years ended December 31, 2025, 2024, and 2023, respectively.

ACI 401(k) Plan

The ACI 401(k) Plan is a defined contribution plan covering all domestic employees of the Company. Participants may contribute up to 75% of their annual eligible compensation up to a maximum of $23,500 (for employees who are under the age of 50 on December 31, 2025) or a maximum of $31,000 (for employees aged 50 to 59 and 64 or older on December 31, 2025). Employees turning age 60 to 63 in 2025 may contribute an additional catch up amount of $11,250. The Company matches 100% of the first 4% of eligible participant contributions and 50% of the next 4% of eligible participant contributions, not to exceed $7,500 per employee annually. Employees are eligible for the Company match immediately. Employees hired January 1, 2024, and after have a one year vesting schedule for the match. Company contributions charged to expense were $6.9 million, $6.2 million, and $5.0 million during the years ended December 31, 2025, 2024, and 2023, respectively.

ACI Worldwide EMEA Group Personal Pension Scheme

The ACI Worldwide EMEA Group Personal Pension Scheme is a defined contribution plan covering substantially all ACI Worldwide (EMEA) Limited ("ACI-EMEA") employees. For those ACI-EMEA employees who elect to participate in the plan, the Company contributes a minimum of 8.5% of eligible compensation to the plan for employees employed at December 1, 2000 or from 7% to 10% of eligible compensation for employees employed subsequent to December 1, 2000. ACI-EMEA contributions charged to expense were $1.9 million during the year ended December 31, 2025 and $1.7 million during both the years ended December 31, 2024 and 2023.

Exhibit No.		Description
3.01	(1)	2013 Amended and Restated Certificate of Incorporation of the Company
3.02	(2)	Amended and Restated Bylaws of the Company
4.01	(3)	Form of Common Stock Certificate (P)
4.04		Description of Securities
10.01	(4)*	ACI Worldwide, Inc. 2017 Employee Stock Purchase Plan
10.02	(5)*	ACI Worldwide, Inc. 2005 Equity and Performance Incentive Plan, as amended
10.03		Form of Indemnification Agreement
10.04	(6)*	ACI Worldwide, Inc. 2013 Executive Management Incentive Compensation Plan
10.05	(7)*	Amended and Restated Deferred Compensation Plan
10.06	(8)	Second Amended and Restated Credit Agreement, dated as of April 5, 2019, among ACI Worldwide, Inc., its affiliates that are a party thereto, Bank of America, N.A. and the lenders that are a party thereto
10.07	(9)	Extension Agreement, dated as of April 28, 2023, among ACI Worldwide, Inc., ACI Worldwide Corp., ACI Payments, Inc. and Bank of America, N.A., as administrative agent for the lenders
10.08	(10)	Refinancing Amendment, dated as of February 26, 2024, among ACI Worldwide, Inc., ACI Worldwide Corp., ACI Payments, Inc. and Bank of America, N.A., as administrative agent for the lenders
10.09	(11)	Lender Addition and Acknowledgement Agreement, dated June 18, 2025, by and among ACI Worldwide, Inc., ACI Worldwide Corp., ACI Payments, Inc., Bank of America, N.A. and BofA Securities, Inc.
10.10	(12)*	ACI Worldwide, Inc. 2016 Equity and Performance Incentive Plan
10.11	(13)*	Form of Change in Control Employment Agreement between ACI Worldwide, Inc. and certain officers, including executive officers
10.12	(14)*	Form of 2015 Nonqualified Stock Option Agreement - Employee for the Company's 2005 Equity and Performance Incentive Plan, as amended
10.13	(15)*	Form of 2016 Nonqualified Stock Option Agreement for the Company's 2016 Equity and Performance Incentive Plan, as amended
10.14	(16)*	ACI Worldwide, Inc. 2020 Equity and Incentive Compensation Plan, as amended and restated effective June 1, 2023
10.16	(17)*	Form of Restricted Share Unit Award Agreement for the Company's 2020 Equity and Incentive Compensation Plan
10.17	(18)*	Form of Performance Share Award Agreement for the Company's 2020 Equity and Incentive Compensation Plan
10.18	(19)*	Form of Director Restricted Share Unit Award Agreement for the Company's 2020 Equity and Incentive Compensation Plan
10.19	*	Form of Director Restricted Share Unit Award Agreement
10.20	*	Amendment to Director Restricted Share Unit Award Agreement
10.21	(20)*	Form of Performance Share Award Agreement dated March 2025
10.22	(21)*	Form of Restricted Share Unit Award Agreement dated March 2025
10.23	(22)*	Form of Performance Share Award Agreement
10.24	(23)*	Form of Restricted Share Unit Award Agreement
10.25	(24)*	Form of Executive Performance Share Award Agreement
10.26	(25)*	Form of Executive Restricted Share Unit Award Agreement
10.27	(26)*	Former Chief Financial Officer Omnibus Amendment to Equity Award Agreements
10.28	(27)*	Form of Severance Agreement between ACI Worldwide, Inc. and Thomas Warsop
10.29	(28)*	Form of Change In Control Employment Agreement between ACI Worldwide, Inc. and Thomas Warsop
19.00		Trading Policy
21.01		Subsidiaries of the Registrant (filed herewith)
23.01		Consent of Independent Registered Public Accounting Firm (filed herewith) – Deloitte & Touche LLP

31.01		Certification of Chief Executive Officer pursuant to S.E.C. Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.02		Certification of Chief Financial Officer pursuant to S.E.C. Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.01	**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.02	**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
97.10		Clawback Policy
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH		XBRL Taxonomy Extension Schema
101.CAL		XBRL Taxonomy Extension Calculation Linkbase
101.LAB		XBRL Taxonomy Extension Label Linkbase
101.PRE		XBRL Taxonomy Extension Presentation Linkbase
101.DEF		XBRL Taxonomy Extension Definition Linkbase
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)   Incorporated herein by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed August 17, 2017.

(2)   Incorporated herein by reference to Exhibit 3.1 to the registrant's current report on Form 8-K/A filed April 1, 2022.

(3)   Incorporated herein by reference to Exhibit 4.01 to the registrant's Registration Statement No. 33-88292 on Form S-1.

(4)   Incorporated herein by reference to Annex A to the registrant's Proxy Statement filed on April 27, 2017.

(5)   Incorporated herein by reference to Exhibit 10.07 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2014.

(6)   Incorporated herein by reference to Annex A to the registrant's Proxy Statement for its 2013 Annual Meeting (File No. 000-25346) filed on April 29, 2013.

(7)   Incorporated herein by reference to Exhibit 4.3 to the registrant's Registration Statement No. 333-169293 on Form S-8 filed September 9, 2010

(8)   Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed April 11, 2019.

(9)   Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed May 4, 2023.

(10)   Incorporated herein by reference to Exhibit 10.01 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2024.

(11)   Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed June 20, 2025.

(12)   Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed June 20, 2016.

(13)   Incorporated herein by reference to Exhibit 10.26 to the registrant's annual report on Form 10-K for the year ended December 31, 2017.

(14)   Incorporated herein by reference to Exhibit 10.03 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2020.

(15)   Incorporated herein by reference to Exhibit 10.04 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2020.

(16)   Incorporated herein by reference to reference to Appendix B to the registrant's Proxy Statement filed April 18, 2023.

(17)   Incorporated herein by reference to Exhibit 10.06 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2023.

(18)   Incorporated herein by reference to Exhibit 10.07 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2023.

(19)   Incorporated herein by reference to Exhibit 10.05 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2023.

(20)   Incorporated herein by reference to Exhibit 10.01 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2025.

(21)	Incorporated herein by reference to Exhibit 10.02 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 2025.
(22)	Incorporated herein by reference to Exhibit 10.01 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2025.
(23)	Incorporated herein by reference to Exhibit 10.02 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2025.
(24)	Incorporated herein by reference to Exhibit 10.03 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2025.
(25)	Incorporated herein by reference to Exhibit 10.04 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2025.
(26)	Incorporated herein by reference to Exhibit 10.05 to the registrant's quarterly report on Form 10-Q for the period ended June 30, 2025.
(27)	Incorporated herein by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed May 31, 2023.
(28)	Incorporated herein by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed May 31, 2023.

_____

*	Denotes exhibit that constitutes a management contract, or compensatory plan or arrangement.
**	This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ACI WORLDWIDE, INC.**
(Registrant)

Date: February 26, 2026

By: /s/ THOMAS W. WARSOP, III

Thomas W. Warsop, III

President, Chief Executive Officer, and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ THOMAS W. WARSOP, III Thomas W. Warsop, III	President, Chief Executive Officer, and Director *(Principal Executive Officer)*	February 26, 2026
/s/ ROBERT W. LEIBROCK Robert W. Leibrock	Executive Vice President, Chief Financial Officer, and Chief Accounting Officer *(Principal Financial Officer)*	February 26, 2026
/s/ ADALIO T. SANCHEZ Adalio T. Sanchez	Chairman of the Board and Director	February 26, 2026
/s/ JUAN BENITEZ Juan Benitez	Director	February 26, 2026
/s/ MARY HARMAN Mary Harman	Director	February 26, 2026
/s/ KATRINKA MCCALLUM Katrinka McCallum	Director	February 26, 2026
/s/ SAMIR ZABANEH Samir Zabaneh	Director	February 26, 2026
/s/ TODD FORD Todd Ford	Director	February 26, 2026
/s/ DIDIER LAMOUCHE Didier Lamouche	Director	February 26, 2026
  Kimberly deBeers	Director	February 26, 2026

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Board of Directors

Adalio T. Sanchez

Chairman of the Board of Directors, ACI Worldwide, Inc.

Member of the Board of Directors, Avnet, Inc.

Member of the Supervisory Board, ASM International N.V.

President, S Group Advisory, LLC

Thomas W. Warsop

President and CEO, ACI Worldwide, Inc.

Member of the Board of Directors, Altus Group

CEO, Hananui, LLC

Former Executive Chairman of the Board of Directors and CEO, One Call Care Management

Juan A. Benitez

Former President, GoFundMe

Previous executive management roles, PayPal

Former General Manager and Chief Technology Officer, Braintree Payments

Kimberly A. deBeers

Member of the Board of Directors, O'Reilly Automotive, Inc.

Former Partner and Associate, Skadden, Arps, Slate, Meagher & Flom LLP

Todd R. Ford

Member of the Board of Directors, 8x8, Inc.

Member of the Board of Directors, Arctic Wolf Networks, Inc.

Member of the Board of Directors, Deel, Inc.

Managing Director, Broken Arrow Capital

Mary P. Harman

Non-executive member of the Board of Directors, Capital Markets Gateway, LLC

Former non-executive member of the Board of Directors, Blue Ocean Digital Holdings LLC

Former Managing Director, Enterprise Payments, Bank of America Corporation

Didier R. Lamouche

Chairman of the Board of Directors, Quadient

Member of the Board of Directors, ASM International N.V.

Member of the Board of Directors, Adecco Group AG

Former President and CEO, Oberthur Technologies, then IDEMIA after its merger with Safran/Morpho

Katrinka B. McCallum

Member of the Board of Directors, Intrusion, Inc.

Former member of the Board of Directors, Rimini Street, Inc.

Former Vice President of Customer and Product Experience and Vice President of Investor Relations, Red Hat, Inc.

Former member of the Board of Directors and Chief Operating Officer, Micromuse Inc.

Samir M. Zabaneh

Chairman of the Board of Directors and CEO, Touch Bistro, Inc.

Lead Director on the Board of Directors, Nuvei

Former member of the Board of Directors, AST Trust Company

Former Executive Vice President, Global Business Services, Fiserv

Investor information

Copies of ACI Worldwide, Inc.'s Annual Report on Form 10-K for the year that ended December 31, 2025, as filed with the Securities and Exchange Commission, will be sent free of charge to stockholders upon written request to:

Investor Relations Department
ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, NE 68022

Transfer agent

Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be sent directly to:

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120

Stock listing

The company's common stock trades on the Nasdaq Global Select Market under the symbol ACIW.

Independent registered public accounting firm

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, NE 68102

ACI Worldwide, an original innovator in global payments technology, delivers transformative software solutions that power intelligent payments orchestration in real time so banks, billers, and merchants can drive growth, while continuously modernizing their payment infrastructures, simply and securely. With 50 years of trusted payments expertise, we combine our global footprint with a local presence to offer enhanced payment experiences to stay ahead of constantly changing payment challenges and opportunities.

LEARN MORE

aciworldwide.com

@ACI_Worldwide

contact@aciworldwide.com

Corporate headquarters +1 402 390 7600

AAR2159 04-26